

10012692





Received SEC

MAY 10 2010

Washington, DC 20549

MICROVISION

2009 Annual Report
and
Proxy Statement for 2010 Annual Meeting of Shareholders

Forward-Looking Statements

Statements contained in this annual report that relate to future plans, events or performance and potential applications of our technology, including projections of revenues and results, timing of product releases, plans for product development, sales, customers and channel partners, performance under contracts, signing of contracts, future operations and shipping of products, as well as statements containing words like "expect," "believe," "anticipate," "targeting," "planning," "intending," "will," "poised," and other similar expressions, are forward-looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those projected in the Company's forward-looking statements include the following: market acceptance of and the current developmental stage of our technologies and products; our financial and technical resources relative to those of our competitors; our ability to obtain financing; our history of negative cash flows and current expectation of additional losses; our lack of manufacturing experience and ongoing capital requirements; our dependence on key personnel; our ability to keep up with rapid technological change; changes in display technologies; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and to develop partnership opportunities; the timing of commercial products launches; the ability to achieve key technical milestones in key products; dependency on advances by third parties in certain technology used by us and other risk factors identified from time to time in the Company's SEC Fillings, it's Annual Report on Form 10-K for the year ended December 31, 2009 and its Quarterly Reports on Form 10-Q. Except as expressly required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Dear Fellow Shareowner:

By many measures, 2009 was a historical year for Microvision as we celebrated many successes, culminating in the introduction of the first ever PicoP-based consumer product in late September, SHOW WX. We continued the Microvision transformation from a research and development organization to a products company, all despite unexpected challenges with our supply chain and the economy. We set two clear but challenging goals for 2009. First, launch the first PicoP® based accessory laser projector. Second, mature the PicoP display engine for embedded applications and develop opportunities with OEM customers.

Launch of SHOWWX -- World's First Laser Pico Projector

In September of last year, we launched internationally the first PicoP-based consumer product, the world's first laser pico projector called SHOW WX. Despite the significant demand for the product in the fourth quarter of 2009, we limited initial shipments to three customers due to lower than expected quantities of green lasers, a key component of our PicoP display engine. In 2010, we see green laser availability improving as a result of having two suppliers with steadily improving yields. With this increased green laser volume, in March of this year we opened our online store for sales of the SHOW WX to U.S. customers.

To expand the appeal of the SHOW WX, we obtained Apple's 'made for iPod' certification. We were pleased and honored to receive public recognition for SHOW WX as an exciting new premium offering in an emerging category of consumer products. Acknowledgements came from a variety of sources, notably winning several top industry awards in early 2010, including the Consumer Electronics Show's (CES) Innovation Award for design and engineering. We also won the popular consumer on-line vote for the Last Gadget Standing at CES and the Best in Show designation at the MacWorld Expo. We view each one of these acknowledgements as a tribute to the talented Microvision team who tirelessly developed the PicoP platform and to the strategy we began implementing several years ago when we shifted the business focus onto consumer applications.

PicoP Technology and Business Development

The PicoP technology platform can enable a multitude of new exciting consumer, industrial, medical and other applications. We launched in 2009 the PicoP Evaluation Kit as a first step in our strategy to exploit these many opportunities. We also obtained government funding that supported the initial stages of development of high resolution (720p) demonstrators and of our new optical designs for light-weight wearable displays.

In June 2009, we secured the company's first strategic investor when Walsin Lihwa placed $15 million in Microvision. Walsin Lihwa is an integral go-to-market partner for our PicoP technology. We also raised about $33 million in cash in the fourth quarter of the year to strengthen the balance sheet in support of our 2010 operating objectives.

Innovation we believe will be a key to our success. For the third year in a row we have been recognized by several prestigious organizations for our innovation and as a result Microvision is placed with top global companies in the field of electronics for the strength of our intellectual property creation. IEEE ranked Microvision 13th among global companies for patent pipeline power. This ranking is a substantial jump from an already impressive ranking of 17th and 20th in the two previous years. The Patent Board, published in the Wall Street Journal, recently ranked Microvision as 38th of the top 50 global companies for U.S. patent filings, and this is an improvement from the previous years position of 43rd. We believe this recognition serves as independent validation of the value we have been working hard to create over the past few years and we hope also highlights the potential opportunity for our customers and shareholders.

We see 2010 as a year of tremendous opportunity for Microvision and a year of continued transformation towards a products company. With this in mind, our 2010 priorities are to:

- Grow PicoP products revenue.
- Complete the first generation PicoP embedded engine design; and start supplying display engines to OEMs for development of their products.
- Innovate and develop new applications that highlight the competitive advantages of our technology.
- Strengthen the operating infrastructure and organization in preparation for growth.

Grow PicoP products revenue. We expect 2010 PicoP products revenue will be dependent primarily on market acceptance of the new product category; value and differentiation of our offerings from the competitors and green laser supply availability and cost.

I don't think anyone will argue whether the pico projection category is gaining rapid momentum. The unmet need is there, the consumers and OEMs want it, the competition is everywhere. Prospective customers want to see our solution in their hands – in greater volumes than we are able to produce today.

We are differentiated from many others because our solution we believe is more suitable for mobile use than anyone else – it's simple, it's intuitive and it showcases any content in it's full glory: focus free operation, simple plug-n-play capabilities, vivid colors, uniformly bright, high resolution images that allow you to read small font text and offers an immersive display experience for up to two hours without the need to recharge the battery.

As mentioned above, we see green laser availability improving as a result of having two suppliers with steadily improving yields. Cost reduction of the green laser is also important to us. We believe that both suppliers have the strategy to reduce the green laser cost in 2010, and we are counting on them to execute their cost reduction roadmaps to allow us to increase the number of distribution channels for our award winning PicoP technology.

Complete first generation PicoP embedded engine design; and start supplying display engines to OEMs for development of their products. We announced on March 29 of this year that we completed the design and began shipping initial evaluation samples to several prospective customers of our new miniature PicoP laser projection display engine. The new display engine incorporates a proprietary ASIC chipset half the original size and weight that consumes one third less power than its predecessor while delivering bright, vivid color WVGA (848 X 480) images. It also provides a 5000:1 contrast ratio – 5 times greater than other pico projector engines in the market today.

On April 5, we were pleased to announce that we received an $8.5 million purchase order for our new ultra-miniature PicoP laser projection display engine from a consumer electronics customer which plans to embed the PicoP engine inside a high-end mobile media player. This embedded application in a high-end mobile media player is part of our strategy to develop multiple premium distribution channels as we continue to advance the PicoP engine design and mature production capacity to meet anticipated demand across a variety of consumer electronic products including handsets.

Innovate and develop new applications that highlight the competitive advantages of our technology. We plan to continue to focus on reducing cost, size and power, while increasing resolution and brightness and improving overall image quality. We also plan to continue to create differentiating features and applications to maintain uniqueness and drive premium offerings in the future. You saw a glimpse of this last year when we demonstrated our gaming application at the Intel Extreme Masters exhibitions around the world.

Strengthen the operating infrastructure and organization in preparation for growth.
We are evolving as a business and as a result we must continually strengthen and mature our organization and infrastructure to support the expected growth. In March we announced that we have already taken the initial steps towards this goal by implementing a new business system and by adding new leadership in the critical areas of Operations and Sales & Marketing.

Delivering On Our Vision and Mission

We at Microvision want to fundamentally change how people on the move interact with, view and share information whether at home, in their cars or in public places. Ultimately, our ability to achieve this transformational goal depends on the talent we cultivate at Microvision and our ability to anticipate and adapt to change. We have a strong team creating an exciting technology platform and one that has been recognized for its innovation. Perhaps this is one reason our employee retention rate has been well above the market standards. We plan to continue to innovate and evolve our organization to meet the needs of a changing marketplace.

On behalf of the entire Microvision team, I would like to thank you for your continued support.

Alexander Tokman
President and Chief Executive Officer
April 27, 2010

Proxy

Notice of Annual Meeting of Shareholders and Proxy Statement

MICROVISION, INC.



NOTICE OF 2010 ANNUAL MEETING
June 17, 2010

Dear Microvision Shareholder:

The Annual Meeting of Shareholders of Microvision, Inc. (the "Company"), will be held at the Meydenbauer Center, 11100 NE 6th Street, Bellevue, Washington 98004 on June 17, 2010 at 9:00 a.m. for the following purposes:

1. To elect six directors to serve until the next annual meeting;
2. To amend the 2006 Microvision, Inc. Incentive Plan;
3. To ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year;
4. To conduct any other business that may properly come before the meeting and any adjournment or postponement of the meeting.

Details of the business to be conducted at the meeting are more fully described in the accompanying Proxy Statement. Please read it carefully before casting your vote.

If you were a shareholder of record on April 29, 2010, you will be entitled to vote on the above matters. A list of shareholders as of the record date will be available for shareholder inspection at the headquarters of the Company, 6222 185th Avenue NE, Redmond, Washington 98052, during ordinary business hours, from June 7, 2010 to the date of the Annual Meeting. The list also will be available for inspection at the Annual Meeting.

Important!

Whether or not you plan to attend the Annual Meeting, your vote is very important.

After reading the Proxy Statement, you are encouraged to vote by (1) toll-free telephone call, (2) the Internet or (3) completing, signing and dating the printable proxy card and returning it as soon as possible. If you are voting by telephone or the Internet, please follow the instructions on the proxy card. You may revoke your proxy at any time before it is voted by following the instructions provided below.

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting To Be Held on June 17, 2010. The proxy materials and the annual report to stockholders are available at http://www.microvision.com/investors/proxy.html.

If you need assistance voting your shares, please call Investor Relations at (425) 936-6847.

The Board of Directors recommends a vote **FOR** the election of the six nominees for directors, a vote **FOR** the amendment to the 2006 Microvision, Inc. Incentive Plan and a vote **FOR** ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

At the meeting, you will have an opportunity to ask questions about the Company and its operations. You may attend the meeting and vote your shares in person even if you vote by telephone or the Internet or return your proxy card. Your proxy (including a proxy granted by telephone or the Internet) may be revoked by sending in another signed proxy card with a later date, sending a letter revoking your proxy to the Company's Secretary in Redmond, Washington, voting again by telephone or Internet, or attending the Annual Meeting and voting in person.

We look forward to seeing you. Thank you for your ongoing support of and interest in Microvision, Inc.

Sincerely,

Thomas M. Walker
Secretary

May 7, 2010
Redmond, Washington

MICROVISION, INC.

6222 185th Avenue NE
Redmond, Washington 98052

PROXY STATEMENT FOR ANNUAL MEETING
OF SHAREHOLDERS
June 17, 2010

TABLE OF CONTENTS

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Q: **Why did you send me this Proxy Statement?**

A: We sent you the Notice of Internet Availability of Proxy Materials because the Board of Directors of the Company (the "Board of Directors" or the "Board") is soliciting your proxy to vote at the 2010 Annual Meeting of Shareholders (the "Annual Meeting"). The Annual Meeting will be held at the Meydenbauer Center, 11100 NE 6th Street, Bellevue, Washington 98004 on June 17, 2010, at 9:00 a.m.

This Proxy Statement summarizes the information regarding the matters to be voted upon at the Annual Meeting. You do not need to attend the Annual Meeting, however, to vote your shares. You may simply vote your shares by telephone or over the Internet in accordance with the instructions contained on the proxy card or print, complete, sign, and return the proxy card.

On April 29, 2010 there were 88,712,211 shares of common stock of the Company outstanding. If you owned shares of our common stock at the close of business on the record date, you are entitled to one vote for each share of common stock you owned as of that date. We made this Proxy Statement available on or about May 7, 2010 to all shareholders entitled to vote their shares at the Annual Meeting.

Q: **How many votes do I have?**

A: You have one vote for each share of common stock that you owned on the record date. The proxy card will indicate the number of shares.

Q: **How do I vote by proxy?**

A: If you properly cast your vote by either by voting your proxy by telephone or via the Internet or executing and returning the proxy card, and your vote is not subsequently revoked by you, your vote will be voted in accordance with your instructions. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board as follows:

- "FOR" the election of each of the nominees for director;

- "FOR" the proposed amendment to the 2006 Microvision, Inc. Incentive Plan; and

- "FOR" ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

If any other matter is presented, your proxy will vote in accordance with his best judgment. At the time we printed this Proxy Statement, we knew of no matters that needed to be acted on at the Annual Meeting other than those discussed in this Proxy Statement.

Q: **May my broker vote for me?**

A: Under the rules of the Financial Industry Regulatory Authority, if your broker holds your shares in its "street" name, the broker may vote your shares on routine matters even if it does not receive instructions from you. At the Annual Meeting your broker may, without instructions from you, vote on Proposal 3, but not on Proposal 1 or Proposal 2.

Q: **What are abstentions and broker non-votes?**

A: An abstention represents the action by a shareholder to refrain from voting "for" or "against" a proposal. "Broker non-votes" represent votes that could have been cast on a particular matter by a broker, as a shareholder of record, but that were not cast because the broker (i) lacked discretionary voting authority on the matter and did not receive voting instructions from the beneficial owner of the shares or (ii) had discretionary voting authority but nevertheless refrained from voting on the matter.

Q: **May I revoke my proxy?**

A: Yes. You may change your mind after you send in your proxy card or vote your shares by telephone or via the Internet by following these procedures. To revoke your proxy:

- Vote again by telephone or Internet;

- Send in another signed proxy card with a later date;

- Send a letter revoking your proxy to Microvision's Secretary at the Company's offices in Redmond, Washington; or

- Attend the Annual Meeting and vote in person.

Q: **How do I vote in person?**

A: If you plan to attend the Annual Meeting and vote in person, we will give you a ballot when you arrive. If your shares are held in a brokerage account or by another nominee, the Notice of Internet Availability of Proxy Materials is being forwarded to you. Follow the instructions on the Notice of Internet Availability of Proxy Materials in order to vote your shares by proxy or in person. Alternatively, you may contact the person in whose name your shares are registered and obtain a proxy from that person and bring it to the Annual Meeting.

Q: **What is the quorum requirement for the meeting?**

A: The quorum requirement for holding the meeting and transacting business is a majority of the outstanding shares entitled to be voted. The shares may be present in person or represented by proxy at the meeting. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

Q: **What vote is required to approve the election of directors?**

A: The six nominees for director who receive the most votes will be elected. So, if you do not vote for a nominee, or you "withhold authority to vote" for a nominee, your vote will not count either "for" or "against" the nominee. Abstentions and broker non-votes will have no effect on the outcome of voting for directors.

Q: **What vote is required to approve the proposed amendment to the 2006 Microvision, Inc. Incentive Plan?**

A: The amendment to the 2006 Microvision, Inc. Incentive Plan will be approved if the number of votes cast in favor of this proposal exceeds the number of votes cast against this proposal. Abstentions and broker non-votes will not be counted "for" or "against" the proposal and will have no effect on the outcome of the vote.

Q: **What vote is required to ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm?**

A: The selection of PricewaterhouseCoopers LLP will be ratified if the number of votes cast in favor of this proposal exceeds the number of votes cast against this proposal. Abstentions and broker non-votes will not be counted "for" or "against" the proposal and will have no effect on the outcome of the vote.

Q: **Is voting confidential?**

A: We keep all the proxies and ballots private as a matter of practice.

Q: **What are the costs of soliciting these proxies?**

A: The Company will pay all the costs of soliciting these proxies. In addition to the solicitation of proxies by mail, our officers and employees also may solicit proxies by telephone, fax or other electronic means of communication, or in person. We will reimburse banks, brokers, nominees, and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

Q: **Who should I call if I have any questions?**

A: If you have any questions about the Annual Meeting, voting or your ownership of Microvision common stock, please call us at (425) 936-6847 or send an e-mail to ir@microvision.com.

DISCUSSION OF PROPOSALS RECOMMENDED BY THE BOARD

Proposal One—Election Of Directors

The Board oversees the Company's business and affairs and monitors the performance of management. In accordance with corporate governance principles, the Board does not involve itself in day-to-day operations of the Company. The directors keep themselves informed through discussions with the Chief Executive Officer, other key executives, and the Company's principal advisers by reading the reports and other materials that the Company sends them regularly and by participating in Board and committee meetings. The Company's directors hold office until their successors have been elected and duly qualified unless the director resigns or by reason of death or other cause is unable to serve. Until any vacancy is filled, the Board will consist of the members who are elected at the Annual Meeting. Proxies cannot be voted for a greater number of persons than the number of nominees named.

If any nominee is unable to stand for election, the shares represented by all valid proxies will be voted for the election of such substitute nominee as the Board may recommend. All of the nominees are currently directors of the Company. The Company is not aware that any nominee is or will be unable to stand for election.

Proxies received from shareholders, unless directed otherwise, will be voted FOR the election of the nominees listed below.

THE BOARD RECOMMENDS A VOTE "FOR" ALL OF THE NOMINEES NAMED BELOW AS DIRECTORS OF THE COMPANY.

We seek individuals to serve as directors with established strong professional reputations, sophistication and experience in strategic planning, leadership, business management, innovation and in substantive areas that affect our business such as: technology development; sourcing, manufacturing and operations; financing; finance and accounting; business operations; government contracts; legal and regulatory; and sales and marketing. We believe that each of our current directors possesses the professional and personal qualifications necessary for board service and have highlighted particularly noteworthy attributes for each director in the individual biographies below.

Set forth below are the name, position held and age of each of the nominees for director of the Company. The principal occupation and recent employment history of each nominee is described below, and the number of shares of common stock beneficially owned by each nominee as of April 27, 2010 is set forth on page 27. We believe that all our current directors possess the professional and personal qualifications necessary for board service, and have highlighted particularly noteworthy attributes for each director in the individual biographies below.

Name	Age	Position
Richard A. Cowell (2) (3)*	62	Director
Slade Gorton (1) (3)*	82	Chairman of the Board and Lead Independent Director
Jeanette Horan (1) (2)*	54	Director
Perry Mulligan (2) (3)*	52	Director
Alexander Tokman	48	Director, President and Chief Executive Officer
Brian Turner (1) (2)*	50	Director

* Independent Director
(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Nominating Committee

Alexander Tokman, age 48, has served as President, Chief Executive Officer and a director of Microvision since January 2006. Mr. Tokman served as Microvision's President and Chief Operating Officer from July 2005 to January 2006. Mr. Tokman, a former GE executive, joined Microvision after a 10-year tenure at GE Healthcare, a subsidiary of General Electric, where he led several global businesses, most recently as General Manager of its Global Molecular Imaging and Radiopharmacy multi-technology business unit from 2003 to 2005. Prior to that, between 1995 and 2003, Mr. Tokman served in various cross-functional and cross-business leadership roles at GE where he led the definition and commercialization of several medical modalities product segments including PET/CT, which added over $500 million of revenue growth to the company within the first three years of its commercial introduction. Mr. Tokman is a certified Six Sigma and Design for Six Sigma (DFSS) Black Belt and Master Black Belt and as one of GE's Six Sigma pioneers, he drove the quality culture change across GE Healthcare in the late 1990s. From November 1989 to March 1995 Mr. Tokman served as new technologies programs lead and a head of I&RD office at Tracor Applied Sciences a subsidiary of then Tracor, Inc. Mr. Tokman has both an M.S. and B.S. in Electrical Engineering from the University of Massachusetts, Dartmouth. As President and Chief Executive Officer of the Company, Mr. Tokman has a deep understanding of the Company and broad executive experience.

Colonel Richard A. Cowell, USA, (Ret.) has served as a director of the Company since August 1996. Colonel Cowell is a Principal at Booz Allen Hamilton, Inc. ("BAH") where he is involved in advanced concepts development and technology transition, joint and service experimentation, and the interoperability and integration of command and control systems for Department of Defense and other agencies. Prior to joining BAH in March of 1996, Colonel Cowell served in the United States Army for 25 years. Immediately prior to his retirement from the Army, Colonel Cowell served as Director of the Louisiana Maneuvers Task Force reporting directly to the Chief of Staff, Army. Colonel Cowell has authored a number of articles relating to the potential future capabilities of various services and agencies. Colonel Cowell's senior position at BAH with involvement in advanced concepts development and technology transition, leadership in the Army and prior history as a director of the Company have given him extensive experience and expertise in government contracts, financial matters and the Company's business and technology evolvement.

Slade Gorton has served as a director of the Company since September 2003 and currently serves as Chairman of the Board and Lead Independent Director. Mr. Gorton is currently Of Counsel at the law firm of K&L Gates, LLP. Prior to joining the firm, he represented Washington State in the United States Senate for 18 years. Mr. Gorton began his political career in 1958 as a Washington State Representative and went on to serve as State House Majority Leader. Mr. Gorton served as Attorney General of Washington from 1969-1981, and during that time, he argued 14 cases before the United States Supreme Court. After leaving the Senate, Mr. Gorton served as a Commissioner on the National Commission on Terrorist Attacks Upon the United States ("9-11 Commission"); as a member of the National War Powers Commission and is Co-Chairman of the National Transportation Policy Project. Mr. Gorton also served in the U.S. Army, U.S. Air Force, and the U.S. Air Force Reserves. From his positions as an attorney, in business and government, and prior history as a director of the Company, Mr. Gorton brings expertise in legal matters, corporate governance, general leadership and the Company's business and technology evolvement.

Jeanette Horan has served as a director of the Company since June 2006. Ms Horan is currently Vice President, Enterprise Business Transformation for IBM where she leads IBM's transformation to a globally integrated enterprise. Prior to her current position, she was Vice President, Business Process and Architecture Integration from July 2006 to April 2007 where she led IBM's internal business process transformation and information technology portfolio. Prior to this, Ms. Horan was Vice President, Information Management from January 2004 to July 2006 and Vice President Strategy, IBM Software Group from January 2003 to January 2004, where she was responsible for strategic alliances with key platform partners and led strategic and operational planning processes. From May 1998 to December 2002, Ms. Horan was also Vice President, Development for the Lotus brand and led worldwide product management, development and technical support. Ms. Horan has substantial breadth and depth of technology leadership experience and a demonstrated ability to translate novel technologies into products spanning various markets and segments.

Perry Mulligan has served as a director of the Company since January 2010. Mr. Mulligan has over 25 years of experience in operations and supply chain management. Since October 2007, Mr. Mulligan has served as Senior Vice President, Operations for QLogic, where he is responsible for all aspects of the manufacturing and delivery of products to the customer in addition to overall supply chain design and manufacturing strategy. Prior to his current position, Mr. Mulligan was at Solectron from May 2004 to September 2007, where he held the position of Senior Vice President Supply Chain Management and Chief Procurement Officer and was responsible for establishing the overall materials and supply chain strategy. Mr. Mulligan brings extensive experience and knowledge in developing and setting up worldwide manufacturing and sourcing operations and overall supply chain strategy.

Brian Turner has served as a director of the Company since July 2006. Mr. Turner was the Chief Financial Officer of Coinstar Inc. from 2003 until June 2009. Prior to Coinstar, from 2001 to 2003, he served as Senior Vice President of Operations, Chief Financial Officer and Treasurer of Real Networks, Inc., a digital media and technology company. Prior to Real Networks, from 1999 to 2001, Mr. Turner was employed by BSquare Corp., a software company, where he initially served as Senior Vice President of Operations, Chief Financial Officer and Secretary, before being promoted to President and Chief Operating Officer. From 1995 to 1999, Mr. Turner was Chief Financial Officer and Vice President of Administration of Radisys Corp., an embedded software company. Mr. Turner's experience also includes 13 years at PricewaterhouseCoopers LLP where he held several positions including Director, Corporate Finance. Mr. Turner is a director at Motricity, Inc. Mr. Turner brings financing expertise and knowledge of operational finance and accounting to the Board.

Board Meetings and Committees

Our Board of Directors met nine times during 2009. All directors attended at least 75% of the aggregate meetings of the Board and meetings of the Board committees on which they served. The Board also approved certain actions by unanimous written consent. We have adopted a policy that each of our directors be requested to attend our Annual Meeting each year. All directors attended our Annual Meeting in 2009.

Independence Determination

No director will be deemed to be independent unless the Board affirmatively determines that the director has no material relationship with the Company, directly or as an officer, share owner, or partner of an organization that has a relationship with the Company. The Board observes all criteria for independence set forth in the NASDAQ listing standards and other governing laws and regulations.

In its annual review of director independence, the Board considers all commercial, banking, consulting, legal, accounting, charitable, or other business relationships any director may have with us. As a result of its annual review, the Board has determined that all of the directors, with the exception of Alexander Tokman, are independent (the "Independent Directors"). The Independent Directors are identified by an asterisk in the table above.

The NASDAQ listing standards have both objective tests and a subjective test for determining who is an "independent director." The objective tests state, for example, that a director is not considered independent if he or she is our employee or is a partner in or executive officer of an entity to which we made, or from which we received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year. The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. None of the non-employee directors were disqualified from "independent" status under the objective tests. In assessing independence under the subjective test, the Board took into account the standards in the objective tests, and reviewed and discussed additional information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management. Based on all of the foregoing, as required by NASDAQ rules, the Board made a

subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances.

In addition to the Board-level standards for director independence, the directors who serve on the Audit Committee each satisfy standards established by the Securities and Exchange Commission (the "SEC") providing that to qualify as "independent" for purposes of membership on that Committee, members of audit committees may not accept, directly or indirectly any consulting, advisory, or other compensatory fee from us other than their director compensation.

Board's Role in Risk Oversight

It is management's responsibility to manage risk and bring to the Board's attention risks that are material to the Company. The Board has oversight responsibility of the processes established to report and monitor systems for the most significant risks applicable to the Company. The Board administers its risk oversight role directly and through its committee structure and the committees' regular reports to the Board at Board meetings. The Board reviews strategic, financial and execution risks and exposures associated with the annual plan and multi-year plans, major litigation and other matters that may present material risk to our operations, plans, prospects or reputation; acquisitions and divestitures and senior management succession planning.

Board Expertise and Diversity.

The Nominating Committee seeks to have a Board that represents diversity as to experience, gender, race and ethnicity, but does not have a formal policy with respect to diversity. We seek a Board that reflects a range of talents, ages, skills, viewpoints, professional experience, educational background and expertise to provide sound and prudent guidance with respect to our operations and interests. All of our directors are financially literate, and two members of our Audit Committee are audit committee financial experts.

Board Leadership Structure

Our Board annually elects a Chairman of the Board. The Board has chosen to separate the roles of Chairman and Chief Executive Officer. Mr. Gorton currently serves as Chairman and Lead Independent Director. In this role, among other duties, Mr. Gorton meets with our Chief Executive Officer and with senior officers as necessary, schedules and presides at meetings of the Board, including meetings of the Independent Directors, serves as a liaison between the Board and our management, approves meeting schedules and agendas, and undertakes other responsibilities designated by the Board. The Board believes that the separate roles of Mr. Tokman as Chief Executive Officer and Mr. Gorton as Chairman and Lead Independent Director currently well serve the interests of us and our shareholders. Mr. Tokman can devote his attention to leading the Company and focus on our business strategy. Mr. Gorton provides an appropriate level of independence in the Company's leadership through his review and approval of meeting agendas and his leadership of the Board.

Committees

The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating Committee. The Board of Directors has adopted a written charter for each of these Committees. The full text of each charter is available on our website located at www.microvision.com.

The Audit Committee

The Board has an Audit Committee which assists the Board by monitoring and overseeing: (1) our accounting and financial reporting processes and the audits of our financial statements, (2) the integrity of our financial statements, (3) our compliance with legal and regulatory requirements, and (4) the performance of our internal finance and accounting personnel and our independent auditors. The Audit Committee conducts

7

discussions related to our earnings announcements and periodic filings, as well as numerous other informal meetings and communications among the Chair, various Audit Committee members, the independent auditors and/or members of our management. Messrs. Cowell, Mulligan and Turner and Ms. Horan currently serve on the Audit Committee, with Mr. Cowell serving as Chairman. The Audit Committee met four times during 2009.

Among other matters, the Audit Committee monitors the activities and performance of our external auditors, including the audit scope, external audit fees, auditor independence matters and the extent to which the independent auditor may be retained to perform non-audit services. The Audit Committee and the Board of Directors have ultimate authority and responsibility to select, evaluate and, when appropriate, replace our independent auditor. The Audit Committee also reviews the results of the external audit work with regard to the adequacy and appropriateness of our financial, accounting and internal controls. Management and independent auditor presentations to and discussions with the Audit Committee also cover various topics and events that may have significant financial impact or are the subject of discussions between management and the independent auditor. In addition, the Audit Committee generally oversees our internal financial controls and financial disclosure procedures.

The "audit committee financial experts" designated by the Board are Col. Richard A. Cowell (Ret.) and Brian Turner, each an independent director. Col. Cowell holds a degree in accounting and has served for nine years as Chair of our Audit Committee. During his twenty-five years of service in the United States Army, Col. Cowell oversaw and actively supervised various complex governmental projects that involved government accounting with a breadth and level of complexity comparable to accounting issues raised by our financial statements, including issues relating to estimates, accruals, and reserves. Since retiring from the Army, Col. Cowell has served as a Principal at Booz Allen Hamilton, Inc., where he provides consulting services relating to significant government projects and grants which involve significant and complex accounting issues. Mr. Turner has eight years experience as a chief financial officer of three public companies and has thirteen years of experience in various roles at PricewaterhouseCoopers LLP, including Director, Corporate Finance. Mr. Turner has been actively involved in and has supervised the preparation of financial statements that present a breadth and complexity of issues comparable to accounting issues raised by our financial statements.

The Compensation Committee

The Compensation Committee makes decisions on behalf of, and recommendations to, the Board regarding salaries, incentives and other forms of compensation for directors, officers, and other key employees, and administers policies relating to compensation and benefits. The Compensation Committee also serves as the Plan Administrator for our stock option plans. The Compensation Committee reviewed the relationship between our risk management policies and practices, organizational structure, operating policies, corporate strategy and our compensation programs to confirm that our compensation programs do not encourage unnecessary and excessive risks. The Compensation Committee Report is set forth below on page 19. Messrs. Gorton and Turner and Ms. Horan currently serve as members of the Compensation Committee, with Mr. Turner serving as chairman. The Compensation Committee met four times during 2009.

The Nominating Committee

The Nominating Committee counsels the Board of Directors with respect to Board and Committee structure and membership. In fulfilling its duties, the Nominating Committee, among other things, will:

- establish criteria for nomination to the Board and its committees, taking into account the composition of the Board as a whole;

- identify, review, and recommend director candidates for the Board;

- recommend directors for election at the annual meeting of shareholders and to fill new or vacant positions;

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- establish policies with respect to the process by which our shareholders may recommend candidates to the Nominating Committee for consideration for nomination as a director;

- assess and monitor, with Board involvement, the performance of the Board; and

- recommend directors for membership on Board Committees.

Messrs. Cowell, Gorton and Mulligan currently serve as members of the Nominating Committee, with Mr. Gorton serving as Chairman. The Nominating Committee met two times during 2009.

The Nominating Committee will consider recommendations for directorships submitted by shareholders, or groups of shareholders, that have beneficially owned at least 5% of our outstanding shares of common stock for at least one year prior to the date the nominating shareholder submits a candidate for nomination as a director. A nominating shareholder or group of nominating shareholders may submit only one candidate for consideration. Shareholders who wish the Nominating Committee to consider their recommendations for nominees for the position of director should submit their request in writing no later than the 120th calendar day before the anniversary of the date the prior year's annual meeting proxy statement was released to shareholders. Such written requests should be submitted to the Nominating Committee care of the Corporate Secretary, Microvision, Inc., 6222 185th Avenue NE, Redmond, Washington 98052, and must contain the following information:

- The name, address, and number of shares of common stock beneficially owned by the nominating shareholder and each participant in a nominating shareholder group (including the name and address of all beneficial owners of more than 5% of the equity interests of an nominating shareholder or participant in a nominating shareholder group);

- A representation that the nominating shareholder, or nominating shareholder group, has been the beneficial owner of more than 5% of our outstanding shares of common stock for at least one year and will continue to beneficially own at least 5% of our outstanding shares of common stock through the date of the annual meeting;

- A description of all relationships, arrangements, or understandings between or among the nominating shareholder (or any participant in a nominating shareholder group) and the candidate or any other person or entity regarding the candidate, including the name of such person or entity;

- All information regarding the candidate that we would be required to disclose in a proxy statement filed pursuant to the rules and regulations of the SEC with respect to a meeting at which the candidate would stand for election;

- Confirmation that the candidate is independent, with respect to the Company, under the independence requirements established by us, the SEC, and NASDAQ listing requirements, or, if the candidate is not independent with respect to the Company under all such criteria, a description of the reasons why the candidate is not independent;

- The consent of the candidate to be named as a nominee and to serve as a member of the Board if nominated and elected;

- A representation signed by the candidate that if elected he or she will: (1) represent all shareholders of the Company in accordance with applicable laws, and our certificate of incorporation, by-laws, and other policies; (2) comply with all rules, policies, or requirements generally applicable to non-employee directors; and (3) upon request, complete and sign customary Directors and Officers Questionnaires.

In its assessment of each potential candidate, the Nominating Committee will review the nominee's judgment, experience, independence, understanding of our or other related industries and such other factors the Nominating Committee determines are pertinent in light of the current needs of the Board. The Nominating Committee will also take into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities.

Nominees may be suggested by directors, members of management, and, as described above, by shareholders. In identifying and considering candidates for nomination to the Board, the Nominating Committee considers, in addition to the requirements set out in the Nominating Committee charter, quality of experience, our needs and the range of talent and experience represented on the Board.

Shareholder Communication with the Board of Directors

We have adopted written procedures establishing a process by which our shareholders can communicate with the Board of Directors regarding various topics related to the Company. A shareholder desiring to communicate with the Board, or any individual director, should send his or her written message to the Board of Directors (or the applicable director or directors) care of the Corporate Secretary, Microvision, Inc., 6222 185th Avenue NE, Redmond, Washington 98052. Each submission will be forwarded, without editing or alteration, by the Secretary to the Board, or the applicable director or directors, on or prior to the next scheduled meeting of the Board. The Board will determine the method by which such submission will be reviewed and considered. The Board may also request the submitting shareholder to furnish additional information it may reasonably require or deem necessary to sufficiently review and consider the submission of such shareholder.

Compensation Committee Interlocks And Insider Participation

All members of the Compensation Committee during 2009 were independent directors, and none of them were our employees or former employees. During 2009, none of our executive officers served on the compensation committee (or equivalent), or the board of directors, of another entity whose executive officer(s) served on the Compensation Committee or Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that our directors, executive officers, and greater-than 10% shareholders file reports with the SEC relating to their initial beneficial ownership of our securities and any subsequent changes. They must also provide us with copies of the reports.

Based solely on a review of the copies of such forms in our possession, and on written representations from reporting persons, we believe that all of these reporting persons complied with their filing requirements during 2009.

Code of Ethics

We have adopted a code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer and general counsel, known as the Code of Ethics for Microvision Executives. We have also adopted a code of conduct applicable to our directors, officers, and employees, known as the Code of Conduct. The Code of Ethics for Microvision Executives and the Code of Conduct are available on our website. In the event that we amend or waive any of the provisions of the Code of Ethics for Microvision Executives applicable to our principal executive officer, principal financial officer, and principal accounting officer, we intend to disclose the same on our website at *www.microvision.com*.

Proposal Two—Amendment to the 2006 Microvision, Inc. Incentive Plan

The Board has authorized an amendment to the 2006 Microvision, Inc. Incentive Plan (as previously amended, the "Incentive Plan"), subject to shareholder approval. The amendment will alter the Incentive Plan by increasing the number of shares of common stock reserved for issuance under awards granted under the Incentive Plan by 11.4 million to a total of 16.4 million. The purpose of the Incentive Plan is to advance the interests of the Company by providing for the grant to participants of stock-based and other incentive awards, all as more fully described below.

On April 27, 2010, the last reported sale price of the Company's common stock on the Nasdaq Global Market was $3.31 per share.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOREGOING AMENDMENT TO THE 2006 MICROVISION, INC. INCENTIVE PLAN.

Summary of the Incentive Plan

The Incentive Plan amended, restated and renamed our 1996 Stock Option Plan. The Incentive Plan was originally adopted by the Board in April 2006 and approved by the shareholders in September 2006. An amendment to the Incentive Plan was subsequently approved by the shareholders in June 2008. Currently, a maximum of 11,400,000 shares of common stock may be delivered in satisfaction of awards made under the Incentive Plan. For this purpose, subject to the rules governing the tax qualification of ISOs, the number of shares delivered is determined net of any shares withheld in payment of the exercise price or tax withholding. The maximum number of shares of common stock for which stock options may be granted to any person in any calendar year and the maximum number of shares of common stock subject to stock appreciation rights, or "SARs," granted to any person in any calendar year will each be 2,000,000. The maximum number of shares subject to other awards granted to any person in any calendar year will be 2,000,000 shares, and the maximum amount paid to any person in any year under a cash-based award will be $3,000,000. In the event of a stock dividend, stock split or other change in our capital structure, the Administrator will make appropriate adjustments to the limits described above and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards, any exercise prices relating to awards and any other provisions of awards affected by the change. The Administrator may also make similar adjustments to take into account other distributions to stockholders or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Incentive Plan and to preserve the value of awards.

Administration. The term "Administrator" is used in this proxy statement to refer to the person (the Board and its delegates) charged with administering the Incentive Plan. The Administrator has discretionary authority to determine who will receive awards and to grant awards, to determine, modify or waive the terms and conditions of any award, to prescribe forms, rules and procedures, and otherwise to do all things necessary to carry out the purposes of the Incentive Plan. Awards may be in the form of options, SARs, restricted or unrestricted stock, stock units (including restricted stock units), other stock-based awards, or cash-based awards, and any such award may be a performance-based award. Determinations of the Administrator made under the Incentive Plan are conclusive and bind all parties.

Eligibility. Participation is limited to those employees, directors, consultants or other independent contractors of, or advisors to, the Company who are selected by the Administrator to receive an award. The group of directors and employees from which the Administrator will select participants currently consists of approximately 150 individuals.

Stock Options. The Administrator may, from time to time, award options to any participant subject to the limitations described above. Stock options give the holder the right to purchase shares of common stock of the Company within a specified period of time at a specified price. Two types of stock options may be granted under the Incentive Plan: incentive stock options, or "ISOs", which are subject to special tax treatment as described

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below, and nonstatutory options, or "NSOs." Eligibility for ISOs is limited to employees of the Company and its subsidiaries.

The exercise price of a stock option granted under the Incentive Plan cannot be less than the fair market value of the common stock at the time of grant. In addition, the expiration date of an ISO cannot be more than ten years after the date of the original grant.

Stock Appreciation Rights. The Administrator may grant SARs under the Incentive Plan. A SAR entitles the holder upon exercise to receive an amount in cash or common stock or a combination thereof (as determined by the Administrator) computed by reference to appreciation in the value of a share of common stock above a base amount which may not be less than fair market value on the date of grant.

Stock Awards; Stock Units. The Incentive Plan provides for awards of nontransferable shares of restricted common stock, as well as unrestricted shares of common stock. Awards of restricted stock and unrestricted stock may be made in exchange for any lawful consideration, including services, that the Administrator determines. Generally, awards of restricted stock are subject to the requirement that the shares be forfeited or offered for resale to the Company unless specified conditions are met. Other awards under the Incentive Plan may also be settled with restricted stock. The Incentive Plan also provides for grants of stock units entitling the recipient to receive shares of common stock or cash measured by the value of common stock in the future on such conditions as the Administrator may specify.

Performance Awards. The Administrator may also make awards subject to the satisfaction of specified performance criteria. The performance criteria used in connection with a particular performance award will be determined by the Administrator. In the case of performance awards intended to qualify for exemption under Section 162(m) of the Internal Revenue Code, the Administrator will use objectively determinable measures of performance in accordance with Section 162(m) that are based on any or any combination of the following (determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuances of debt or equity) or refinancings. The Administrator will determine whether the performance targets or goals that have been chosen for a particular performance award have been met.

General Provisions Applicable to All Awards. No awards may be made after September 21, 2016, but previously granted awards may continue beyond that date in accordance with their terms. Neither ISOs nor, except as the Administrator otherwise expressly provides, other awards may be transferred other than by will or by the laws of descent and distribution. During a recipient's lifetime an ISO and, except as the Administrator may provide, other non-transferable awards requiring exercise may be exercised only by the recipient. Shares delivered under the Incentive Plan may consist of either authorized but unissued shares or previously issued shares acquired by the Company.

Mergers and Similar Transactions. In the event of a consolidation or merger in which the Company is not the surviving corporation or which results in the acquisition of substantially all of the Company's stock by a person or entity or by a group of persons or entities acting together, or in the event of a sale of substantially all of the Company's assets or a dissolution or liquidation of the Company, the following rules will apply except as otherwise provided in an Award:

- If the transaction is one in which there is an acquiring or surviving entity, the Administrator may provide for the assumption of some or all outstanding awards or for the grant of new awards in substitution therefor by the acquiror or survivor or an affiliate.

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- If the transaction is one in which holders of common stock will receive a payment (whether cash, non-cash or a combination), the Administrator may provide for a "cash-out", with respect to some or all awards, equal in the case of each affected award to the excess, if any, of (A) the fair market value of one share of common stock times the number of shares of common stock subject to the award, over (B) the aggregate exercise or purchase price, if any, under the award (in the case of an SAR, the aggregate base price above which appreciation is measured), in each case on such payment terms and other terms, which need not be the same as the terms of payment to holders of common stock, and subject to such conditions, as the Administrator determines.

- If there is no assumption or substitution or cash-out of an award, each outstanding award requiring exercise will become fully exercisable, and shares deliverable under other awards will be accelerated and delivered, prior to the completion of the transaction on a basis that gives the holder of the award a reasonable opportunity to participate in the transaction as a stockholder.

- Each award, other than outstanding shares of restricted stock (which, in general, will be treated on the same basis as other outstanding shares of common stock), unless assumed will terminate upon consummation of the transaction.

- Any share of common stock delivered pursuant to the "cash-out" or acceleration of an award, as described above, may, in the discretion of the Administrator, contain such restrictions, if any, as the Administrator deems appropriate to reflect any performance or other vesting conditions to which the award was subject. In the case of restricted stock, the Administrator may require that any amounts delivered, exchanged or otherwise paid in respect of such stock in connection with the transaction be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate to carry out the intent of the Incentive Plan.

Amendment. The Administrator may at any time or times amend the Incentive Plan or any outstanding award for any purpose which may at the time be permitted by law, and may at any time terminate the Incentive Plan as to any future grants of awards. The Administrator may not, however, alter the terms of an award so as to affect adversely the participant's rights under the award without the participant's consent, unless the Administrator expressly reserved the right to do so at the time of the award.

Federal Income Tax Consequences

The following discussion summarizes certain federal income tax consequences of the grant and exercise of stock options under the Incentive Plan under the law as in effect on the date of this proxy statement. The summary does not purport to cover federal employment tax or other federal tax consequences that may be associated with stock options or federal tax consequences associated with other awards under the Incentive Plan, nor does it cover state, local or non-U.S. taxes.

ISOs. In general, an optionee realizes no taxable income for regular income tax purposes upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the optionee. With certain exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise (a "disqualifying disposition") produces ordinary income to the optionee equal to the value of the shares at the time of exercise less the exercise price. A corresponding deduction is available to the Company. Any additional gain recognized in the disqualifying disposition is treated as a capital gain for which the Company is not entitled to a deduction. In general, if the disqualifying disposition is an arm's length sale at less than the fair market value of the shares at time of exercise, the optionee's ordinary income, and the Company's corresponding deduction, are limited to the excess, if any, of the amount realized on the sale over the amount paid by the optionee for the stock. If the optionee does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which the Company is not entitled to a deduction.

NSOs. In general, in the case of a NSO, the optionee has no taxable income at the time of grant but realizes income in connection with exercise of the option in an amount equal to the excess (at the time of exercise) of the

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fair market value of the shares acquired upon exercise over the exercise price; a corresponding deduction is available to the Company; and upon a subsequent sale or exchange of the shares, any recognized gain or loss after the date of exercise is treated as a capital gain or loss for which the Company is not entitled to a deduction.

In general, an ISO that is exercised by the optionee more than three months after termination of employment is treated as an NSO. ISOs are also treated as NSOs to the extent they first become exercisable by an individual in any calendar year for shares having a fair market value (determined as of the date of grant) in excess of $100,000.

The Administrator may award stock options that are exercisable for restricted stock. Under Section 83 of the Code, an optionee who exercises an NSO for restricted stock will generally have income only when the stock vests. The income will equal the fair market value of the stock at that time less the exercise price. However, the optionee may make a so-called "83(b) election" in connection with the exercise to recognize taxable income at that time. Assuming no other applicable limitations, the amount and timing of the deduction available to the Company will correspond to the income recognized by the optionee. If an ISO is exercised for restricted stock, a timely 83(b) election will have the effect, in general, of fixing the amount taken into account for alternative minimum tax purposes at the excess of the fair market value of the shares at time of exercise over the exercise price. However, for regular income tax purposes the ordinary income and corresponding Company deduction associated with a disqualifying disposition of stock acquired upon exercise of an ISO, where the stock was restricted at time of exercise but vested prior to the disposition, would be determined by reference to the fair market value of the shares on the date of vesting whether or not the optionee made an 83(b) election.

Under the so-called "golden parachute" provisions of the Code, the accelerated vesting of options in connection with a change in control of the Company may be required to be valued and taken into account in determining whether an optionee has received compensatory payments, contingent on the change in control, in excess of certain limits. If these limits are exceeded, a substantial portion of amounts payable to the participant, including the payment consisting of accelerated vesting of options, may be subject to an additional 20% federal tax and may be nondeductible to the Company.

Stock options awarded under the Incentive Plan are intended to be exempt from the rules of Section 409A of the Code and guidance issued thereunder and will be administered accordingly. However, neither the Company nor the Administrator, nor any person affiliated with or acting on behalf of the Company or the Administrator, will be liable to any participant or to the estate or beneficiary of any participant by reason of any acceleration of income, or any additional tax or interest penalties, resulting from the failure of an award to satisfy the requirements of Section 409A of the Code.

Proposal Three—Ratification of the Selection of Independent Registered Public Accounting Firm

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year, subject to ratification by the Company's stockholders at the Annual Meeting. The Company has been advised by PricewaterhouseCoopers LLP that it is a registered public accounting firm with the Public Company Accounting Oversight Board (the "PCAOB") and complies with the auditing, quality control, and independence standards and rules of the PCAOB and the SEC. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting to respond to appropriate questions and to make a statement if he or she so desires.

Although stockholder ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm is not required, the Board is nevertheless submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification. Unless contrary instructions are given, shares represented by proxies solicited by the Board will be voted for the ratification of the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2010. Should the selection of PricewaterhouseCoopers LLP not be ratified by the stockholders, the Audit Committee will reconsider the matter. Even in the event the selection of PricewaterhouseCoopers LLP is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change is in the best interests of the Company and its stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

OTHER BUSINESS

The Company knows of no other matters to be voted on at the Annual Meeting or any adjournment or postponement of the meeting. If, however, other matters are presented for a vote at the meeting, the proxy holders (the individuals designated on the proxy card) will vote your shares according to their judgment on those matters.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Compensation Objectives

The Company's executive compensation program is designed to attract, retain, motivate and recognize high performance executive officers. The Compensation Committee is responsible for and oversees the Company's compensation program. The Company's philosophy is to provide compensation programs that incentivize and reward both the short and long-term performance of the executive officers relative to the Company's performance. Thus, the Compensation Committee utilizes compensation components that measure overall Company performance, including performance against the Company's annual strategic operating plan. In addition, the Compensation Committee seeks to align the interests of the Company's executive officers with its shareholders.

Executive Compensation Components

Overview. The principal elements of the Company's compensation are base salary, incentive bonus awards, and equity awards. The Company's executive compensation policy recognizes that stock price is only one

measure of performance, and given industry business conditions and the long-term strategic direction and goals of the Company, it may not necessarily be the best current measure of executive performance. Thus, the Compensation Committee considers the median level of compensation of its peer group and the achievement of the Company's business objectives when determining executive compensation.

In November 2007, the Compensation Committee retained an independent compensation consultant. The consultant was tasked with examining the compensation of the named executive officers and providing an analysis of that compensation relative to other companies. The consultant studied data from the proxy statements of a select group of publicly-traded companies and from nationally recognized surveys. Data from these two sources was equally weighted in determining the median market levels of compensation. The Company's peer group was selected based on input from the Compensation Committee and senior management. In selecting the Company's peer group, the Compensation Committee and senior management considered companies that were at a similar business stage and companies that were of a similar size in the high-technology and general industries in which the Company operates. In providing its report to the Compensation Committee, the consultant also took into account that information for the Company's peer group was reported as of different dates for different companies. The companies comprising the Company's peer group were 3D Systems Corporation, Arrowhead Research Corporation, eMagin Corporation, Excel Technology, Inc., Hoku Scientific, Inc., Immersion Corporation, Keithley Instruments, Inc., Mechanical Technology Inc., MoSys, Inc., Phoenix Technologies Ltd., ThermoGenesis Corp., Universal Display Corporation, and Zygo Corp. Data from these companies was compiled and averaged over a three-year period. Since proxy data is not job specific (i.e., various positions could be represented among the named executive officers), job specific data from nationally recognized surveys was also used. The nationally recognized published surveys utilized were the Aon Executive Compensation Survey, Economic Research Institute Executive Assessor, Culpepper Technology Executive Pay Report, Mercer Executive Compensation Survey, and Watson Wyatt Top Management Compensation Survey. For determining 2009 compensation, no independent compensation consultant was retained by the Company or the Compensation Committee.

Base Salary. Base salaries for the named executive officers are primarily based on the position, taking into account competitive market compensation paid by other companies in the Company's peer group for similar positions. Recommendations from the Chief Executive Officer as to increases in base salaries for each executive officer (other than for the Chief Executive Officer) based on the Chief Executive Officer's evaluation of the executive officer's performance are also taken into account.

As with total executive compensation, the Compensation Committee believes that executive base salaries should generally target the median base salary of the Company's peer group. Each named executive officer's base salary is also determined by reviewing the other components of the executive officer's compensation to ensure that the total compensation is in line with the Compensation Committee's overall compensation philosophy. The Compensation Committee makes a recommendation on the Chief Executive Officer's compensation to the full Board of Directors, which then has the authority to approve it.

Salaries for 2008 were based on the compensation objectives mentioned above and in the case of Alexander Tokman, his employment agreement. Although no changes were made in the Company's overall compensation philosophy, the Company took measures to control costs in 2009, which included holding our executives' salaries consistent with 2008 levels. Mr. Tokman's employment agreement provided for a base salary increase for 2009 of 5%. In order to conserve cash, Mr. Tokman agreed to accept an award of 14,000 shares of stock in lieu of such base salary increase. Accordingly, 2009 base salaries for Messrs. Tokman, Wilson, Walker, Madhavan and Brown were $347,288, $204,000, $229,288, $202,460, and $180,000, respectively.

Incentive Bonus. The Compensation Committee believes that a portion of an executive officer's total compensation, an incentive bonus, should be based on the Company's performance. The Compensation Committee believes that structuring a significant portion of each executive officer's annual cash compensation as an incentive bonus, and the contingent nature of that compensation, induces an executive officer to execute on

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both the short and long-term goals of the Company. It has structured the executive compensation program to reflect this philosophy by creating an incentive bonus framework that translates Company performance into incentive bonuses.

Each of the named executive officers is eligible for an annual incentive bonus. The amount of the bonus depends generally on the level of Company performance, with a target set as a percentage of base salary. The Compensation Committee approves the target bonus percentages and the actual bonus awards for all executive officers, except the Chief Executive Officer. The Compensation Committee makes a recommendation to the full Board regarding the Chief Executive Officer. As Mr. Brown was no longer an executive officer of the Company at the time of determination of bonus payments for 2009, his bonus was determined by the Chief Executive Officer. Target bonus percentages are set to be approximately at the median of the Company's peer group.

In 2009, the Compensation Committee approved 40% as a target bonus award (as a percentage of base salary) for the named executive officers other than the Chief Executive Officer. In 2009, the Compensation Committee recommended to the Board, and the Board approved, 65% as a target bonus award (as a percentage of base salary) for the Chief Executive Officer. The amount of the bonus actually awarded to executives is determined solely in the discretion of the Compensation Committee for all executive officers, except the Chief Executive Officer. The Compensation Committee makes a recommendation to the full Board regarding the Chief Executive Officer. In determining bonus amounts to be paid and recommended for 2009, the Compensation Committee evaluated factors such as overall Company performance, financial performance, advancements in the Company's technology, and team performance. This determination also included the evaluation of performance against the following business objectives set forth in the Company's 2009 operating plan: (1) maturing the Company's PicoP platform for product launch; (2) delivering on PicoP programs other than mobile device products; (3) achieving revenue, balance sheet and other financial targets; and (4) improving the effectiveness and culture of the organization.

Using its discretionary authority, the Compensation Committee recommended to the Board, and the Board approved, an incentive bonus for Alexander Tokman of $245,700. The Compensation Committee awarded Jeff Wilson, Thomas Walker and Sridhar Madhavan bonuses of $81,600, $91,700 and $81,000, respectively. The Chief Executive Officer awarded Ian Brown a bonus of $36,000. Due to poor economic conditions and in order to reduce the cash needs of the Company, with respect to the Chief Executive Officer, the Compensation Committee recommended to the Board, and the Board approved, paying 54% of the incentive bonus in cash with the remainder paid in stock options. With respect to each of the other executive officers as well as Mr. Brown, the Compensation Committee approved, paying the incentive bonus half in cash and the other half in stock options. The options were valued for this purpose at $2.40 per option and had an exercise price equal to the closing market price of the Company's common stock on the NASDAQ Global Market on the grant date. The options were fully vested upon grant with a ten year term.

Equity Awards. The Compensation Committee believes that equity participation is a key component of the Company's executive compensation program. Equity awards are designed to attract and retain executive officers and to motivate them to enhance shareholder value by aligning the financial interests of executive officers with those of shareholders. Each year the Compensation Committee reviews the size and composition of the equity grants to ensure that they are aligned with the Company's compensation philosophy of compensating executives at the median of the Company's peer group. Similar to base salary, a review of equity award levels is conducted to ensure that a named executive officer's equity compensation comports with the Compensation Committee's overall philosophy and objectives and is competitive with the Company's peer group.

Stock options and restricted stock units awarded to the named executive officers in 2009 were granted under, and subject to, the 2006 Incentive Plan. The stock options typically vest 25% upon the first anniversary of the date of grant and 25% upon each subsequent anniversary. The option awards expire 10 years from the date of grant, and optionees who terminate their service after vesting have a limited time to exercise their options (typically three to twelve months). The options also contain a provision for acceleration of exercisability of all

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unvested options in the event of a change in control of the Company that does not result in an assumption, substitution or pay off of such awards by the acquiring company. The restricted stock units have three-year cliff vesting, which is tied to continued employment. The exercise price of the options is the closing sale price of the Company's common stock on the NASDAQ Global Market on the date of the grant.

The Compensation Committee's practice is to make annual equity awards as part of its overall philosophy of performance-based compensation. Restricted stock units and stock options are awarded by the Compensation Committee to executive officers based on a philosophy of providing equity incentives at the median of the Company's peer group. In 2009, the value of the long-term incentive award was split 70% stock options and 30% restricted stock units.

In 2009, the Compensation Committee approved 45% (as a percentage of base salary) for the level of equity awards to the named executive officers other than the Chief Executive Officer. The Committee recommended to the Board, and the Board approved, 110% (as a percentage of base salary) for the level of equity awarded to the Chief Executive Officer. The percentages were used to determine a total dollar value. Stock options were valued at $2.00 and restricted stock units were valued using the grant price. Those values were then utilized to calculate the respective number of shares of options and restricted stock units to award to an executive.

In 2009, Mr. Tokman was awarded 203,707 stock options, 70,000 of which were granted in lieu of Mr. Tokman's 2008 cash bonus. Jeff Wilson, Thomas Walker, Sridhar Madhavan and Ian Brown were awarded 57,430, 64,563, 56,985 and 50,650 stock options, respectively, including, 25,300, 28,450, 25,100, and 22,300 stock options granted in lieu of 2008 cash bonuses for Mr. Wilson, Mr. Walker, Mr. Madhavan and Mr. Brown, respectively. In 2009, Mr. Tokman was awarded 236,303 restricted stock units, 14,000 of which were in lieu of a contractual base salary increase and vested in 2009 and 110,000 of which were granted pursuant to the terms of Mr. Tokman's Employment Agreement and vest based on meeting service and performance criteria awards. In 2009, Mr. Wilson, Mr. Walker, Mr. Madhavan and Mr. Brown were awarded 13,770, 15,477, 13,665 and 12,150 restricted stock units, respectively.

Tax Deductibility of Compensation

Limitations on the deductibility of compensation may occur under Section 162(m) of the Internal Revenue Code of 1986, which generally limits a public company's tax deduction for compensation paid to its named executive officers to $1 million in any year. In addition, Section 162(m) specifically exempts certain performance-based compensation from the deduction limit. It is the intent of the Compensation Committee to have the Company's compensation program be deductible without limitation. However, the Compensation Committee will take into consideration various other factors, together with Section 162(m) considerations, in making executive compensation decisions and could, in certain circumstances, approve and authorize compensation that is not fully tax deductible.

Processes and Procedures

Role of the Compensation Committee and the Chief Executive Officer in the Compensation Process. The Chief Executive Officer, with the assistance and support of the human resources department, provides recommendations regarding the compensation of the executive officers, including himself. The Compensation Committee considers these recommendations and consults with the Chief Executive Officer as to his recommendations for the executive officers. The Compensation Committee considers the Chief Executive Officer's recommendations, together with the Compensation Committee's philosophy, objectives and market data in approving these recommendations. The Compensation Committee makes a recommendation on the Chief Executive Officer's compensation to the full Board of Directors, who then has the authority to approve it.

Role of Compensation Consultants in the Compensation Process. The Compensation Committee's charter provides the Compensation Committee with the authority to retain a compensation consulting firm in its discretion. However, no independent compensation consultant was retained by the Company or the Compensation Committee in connection with determining 2009 compensation.

Compensation Committee Report

The Compensation Committee has reviewed and discussed this Compensation Discussion and Analysis with management. Based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement for filing with the Securities and Exchange Commission.

Compensation Committee

Slade Gorton
Jeanette Horan
Brian Turner (Chairman)

Summary Compensation Table for 2009

This table shows certain information about the compensation we paid our Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated executive officers who were serving as executive officers as of December 31, 2009. These officers are referred to as named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)(4)	Total ($)
Alexander Y. Tokman	2009	347,288	—	364,344	239,559	245,700	7,350	1,204,241
President and Chief Executive Officer and	2008	347,288	—	141,514	278,442	140,000	6,900	914,144
Director	2007	330,750	—	—	619,634	236,500	45,511	1,232,395
Jeff T. Wilson	2009	203,804	—	25,612	67,538	81,600	3,564	382,118
Chief Financial Officer	2008	203,030	—	34,480	78,697	50,600	6,900	373,707
	2007	195,892	—	—	309,067	86,700	1,970	593,629
Thomas M. Walker	2009	229,288	—	28,787	75,926	91,700	6,244	431,945
Vice President, General Counsel and Secretary	2008	227,907	—	38,662	88,236	56,900	5,854	417,559
	2007	205,033	—	—	310,199	97,200	5,845	618,277
Sridhar Madhavan	2009	202,460	—	25,417	67,014	81,000	6,083	381,974
Vice President Engineering	2008	200,500	—	33,430	76,279	50,200	5,835	366,244
	2007	188,334	—	—	235,504	84,000	38,851	546,689
Ian D. Brown	2009	180,000	—	22,599	59,564	36,000	5,400	303,563
Vice President Sales and Marketing	2008	178,333	—	29,757	67,908	44,600	6,460	327,058
	2007	170,000	—	—	134,410	74,800	7,498	386,708

(1) Reflects the fair value of stock and option awards on the grant date in accordance with FASB ASC Topic 718.

(2) Reflects the total amounts awarded under the annual incentive plan during fiscal 2007, 2008 and 2009, which are discussed in more detail under the heading "Incentive Bonus" in the Compensation Discussion and Analysis above. Amounts awarded for each year were paid following the Compensation Committee's review of performance targets under the plan. One-half of the amounts earned with respect to 2007 were paid in cash to participants on March 25, 2008 and one-half of the amounts were paid in additional stock options of the Company—Alexander Tokman, Jeff Wilson, Thomas Walker, Sridhar Madhavan and Ian Brown were awarded 68,750, 25,203, 28,256, 24,419 and 21,744 stock options, respectively. Total amounts earned with respect to 2008 were paid in stock options of the Company to participants on April 23, 2009—Alexander Tokman, Jeff Wilson, Thomas Walker, Sridhar Madhavan and Ian Brown were awarded 70,000, 25,300, 28,450, 25,100 and 22,300 stock options, respectively. One-half of the amounts earned with respect to 2009 will be paid in cash and one-half of the amounts were paid in additional stock options of the Company, except for Alexander Tokman who will receive 54% of the amount earned with respect to 2009 in cash and the remainder in additional stock options of the Company. Alexander Tokman, Jeff Wilson, Thomas Walker, Sridhar Madhavan and Ian Brown were awarded 47,021, 17,000, 19,104, 16,875, and 7,500 stock options respectively.

(3) Perquisites and other personal benefits are valued on an aggregate incremental cost basis. All figures shown below in footnote 4 represent the direct dollar cost incurred in providing these perquisites and other personal benefits to the named executive officers.

(4) All Other Compensation includes $26,898 and $22,277 for Mr. Tokman and Mr. Madhavan, respectively, of perquisites and other personal benefits in 2007. The table below shows all other amounts under All Other Compensation for fiscal 2007, 2008 and 2009:

Name and Principal Position	Fiscal Year	Amounts reimbursed for payment of taxes	Employer contribution to 401(k) account (1)
Alexander Y. Tokman	2009	—	7,350
	2008	—	6,900
	2007	11,863	6,750
Jeff T. Wilson	2009	—	3,564
	2008	—	6,900
	2007	—	1,970
Thomas M. Walker	2009	—	6,244
	2008	—	5,854
	2007	—	5,845
Sridhar Madhavan	2009	—	6,083
	2008	—	5,835
	2007	10,717	5,857
Ian D. Brown	2009	—	5,400
	2008	—	6,460
	2007	1,888	5,610

(1) This column represents the amount of matching contributions made to our qualified 401(k) retirement plan for each of our named executive officers.

Grants of Plan-Based Awards During 2009

The following table shows grants of plan based awards to our named executive officers in 2009.

Name	Grant Date	Estimated Possible Payments Under Non-Equity Incentive Plan Awards Target ($)		All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(6)	Exercise or Base Price of Option Awards ($/Sh)(1)	Grant Date Fair Value Of Stock and Option Awards ($)(2)
Alexander Y. Tokman	04/07/2009		3	14,000			20,160
	04/07/2009		4	110,000			158,400
	04/23/2009		5	112,303	203,707	1.86	425,343
	04/23/2009	225,737					
Jeff T. Wilson	04/23/2009		5	13,770	57,430	1.86	93,150
	04/23/2009	81,600					
Thomas M. Walker	04/23/2009		5	15,477	64,563	1.86	104,713
	04/23/2009	91,715					
Sridhar Madhavan	04/23/2009		5	13,665	56,985	1.86	92,431
	04/23/2009	80,984					
Ian D. Brown	04/23/2009		5	12,150	50,650	1.86	82,163
	04/23/2009	72,000					

(1) All option awards were granted with an exercise price equal to the closing price of our common stock on the NASDAQ Global Market on the date of grant.
(2) Reflects the fair value of option and stock awards on the date of grant in accordance with FASB ASC Topic 718.
(3) Mr. Tokman was awarded 14,000 shares of common stock in lieu of a contractual cash salary increase for 2009, under the terms of his prior Employment Agreement effective July 18, 2005. This award vested 25% on each of April 30, 2009, June 30, 2009, September 30, 2009, and December 31, 2009.

(4) This award was granted under Mr. Tokman's current Employment Agreement effective April 7, 2009. This award vests based on satisfying both service and performance conditions. The award will vest on the later of the third anniversary of the date of grant or the first day thereafter that Mr. Tokman is not in a closed window under our insider trading policy, based on the Company achieving the following specified performance milestones: 55,000 shares are scheduled to vest based on Mr. Tokman's achievement of one operational milestone; another 55,000 shares will vest if one additional operational milestone is achieved by December 31, 2010. Shares that do not vest will be cancelled.

(5) Mr. Tokman was awarded 55,000 shares of stock which vests on the later of the third anniversary of the date of grant or the first day thereafter that Mr. Tokman is not in a closed window under our insider trading policy. In addition, Messrs. Tokman, Wilson, Walker, Madhavan, and Brown were awarded 57,303, 13,770, 15,477, 13,665, and 12,150 shares of stock which vest on the third anniversary of the date of grant.

(6) Messrs. Tokman, Wilson, Walker, Madhavan, and Brown were awarded 70,000, 25,300, 28,450, 25,100, and 22,300 stock options, respectively, fully vested upon date of grant with ten year terms, in lieu of the Incentive Bonus amounts earned with respect to 2008. The remaining option awards vest 25% in annual installments beginning on the first anniversary of the date of grant and expire ten years after the date of grant.

Outstanding Equity Awards at Year-End 2009

The following table shows outstanding equity awards for our named executive officers as of December 31, 2009.

Name		Option Awards				Stock Awards		
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date		Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)
Alexander Y. Tokman	1	300,000	—	2.77	07/07/2015			
	2	285,000	95,000	3.43	04/13/2016			
	2	225,000	75,000	4.46	04/13/2016			
	2	107,876	107,874	4.39	04/19/2017			
	2	37,018	111,053	2.23	03/25/2018	5	63,459	2.23
	4	68,750	—	2.23	03/25/2018	5	57,303	1.86
	2	—	133,707	1.86	04/23/2019	6	55,000	1.44
	4	70,000	—	1.86	04/23/2019	7	110,000	1.44
Jeff T. Wilson	3	7,510	—	2.77	10/24/2011			
	3	24,500	—	2.77	04/01/2012			
	3	78,629	—	2.77	06/13/2013			
	2	7,500	2,500	3.43	04/05/2016			
	2	53,808	53,806	4.39	04/19/2017			
	2	9,020	27,058	2.23	03/25/2018			
	4	25,203	—	2.23	03/25/2018			
	2	—	32,130	1.86	04/23/2019	5	15,462	2.23
	4	25,300	—	1.86	04/23/2019	5	13,770	1.86
Thomas M. Walker	3	120,000	—	2.77	05/07/2012			
	2	30,000	10,000	3.43	04/05/2016			
	2	54,004	54,004	4.39	04/19/2017			
	2	10,113	30,340	2.23	03/25/2018			
	4	28,256	—	2.23	03/25/2018			
	2	—	36,113	1.86	04/23/2019	5	17,337	2.23
	4	28,450	—	1.86	04/23/2019	5	15,477	1.86
Sridhar Madhavan	2	30,000	10,000	3.43	05/12/2016			
	2	41,000	41,000	4.39	04/19/2017			
	2	8,745	26,234	2.23	03/25/2018			
	4	24,419	—	2.23	03/25/2018			
	2	—	31,885	1.86	04/23/2019	5	14,991	2.23
	4	25,100	—	1.86	04/23/2019	5	13,665	1.86
Ian D. Brown	2	37,500	12,500	3.43	05/12/2016			
	2	23,400	23,400	4.39	04/19/2017			
	2	7,784	23,352	2.23	03/25/2018			
	4	21,744	—	2.23	03/25/2018			
	2	—	28,350	1.86	04/23/2019	5	13,344	2.23
	4	22,300	—	1.86	04/23/2019	5	12,150	1.86

(1) The indicated option vested 20% on the grant date and 20% on each subsequent annual anniversary of the grant date.
(2) The indicated option vests 25% on each anniversary of the grant date.
(3) The indicated options vested 25% on the grant date and 25% on each subsequent anniversary of the grant date.

(4) The indicated options vested 100% on the date of grant.

(5) The indicated stock awards vest 100% on the third anniversary of the date of grant.

(6) The indicated stock award vests 100% the later of the third anniversary of the date of grant or the first day thereafter that the officer is not in a closed window period under our insider trading policy.

(7) The indicated stock award vests based on satisfying both service and performance conditions. The award will vest on the later of the third anniversary of the date of grant or the first day thereafter that the officer is not in a closed window under our insider trading policy, based on the Company achieving the following specified performance milestones: 55,000 shares are scheduled to vest on April 7, 2012 based on the prior achievement of an operational milestone; another 55,000 shares will vest on April 7, 2012 if an additional operational milestone is achieved by December 31, 2010. Shares that do not vest will be cancelled.

Option Exercises and Stock Vested During 2009

None of our named executive officers exercised stock options during 2009. The following table shows the number of stock awards that vested and the fair value realized by our named executive officers during 2009.

	Stock Awards	
Name (a)	Number of Shares Acquired On Vesting (#)	Value Realized on Vesting ($)
Alexander Y. Tokman	14,000	47,600
Jeff T. Wilson	—	—
Thomas M. Walker	—	—
Sridhar Madhavan	—	—
Ian D. Brown	—	—

Potential Payments upon Termination or Change in Control

All of our named executive officers, except for Alexander Tokman, are employed at will and do not have employment agreements. Mr. Tokman's employment agreement is summarized below. Under the 2006 Incentive Plan, 100% of each of the named executive officers' options which have not been exercised will become fully vested and immediately exercisable upon a change of control of the Company that does not result in an assumption, substitution or pay off of such award by the acquiring company. In addition, 100% of each named executive officers restricted stock units will become fully vested upon a change of control at the Company.

The following table sets forth aggregate estimated payment obligations to each of our named executive officers assuming a termination without cause, or a change in control, occurred on December 31, 2009.

Name	Payments Due in Connection with a Termination of Employment without Cause or for Good Reason	Payments Due in Connection with a Change of Control and Termination of Employment without Cause or for Good Reason	Payments Due in Connection with Change in Control
Alexander Y. Tokman	731,668	2,404,191	1,496,533
Jeff T. Wilson	—	—	269,758
Thomas M. Walker	—	—	301,184
Sridhar Madhavan	—	—	221,324
Ian D. Brown	—	—	196,875

(1) We used the following assumptions to calculate these payments:

- We included the estimated intrinsic value of accelerating any award of stock options or awards that are accelerated upon a change in control. In the case of a change in control, we assumed that all such awards would be cashed out at closing using the closing price of our common stock on the NASDAQ Global Market on December 31, 2009, which was $3.17 per share. See the table titled 'Outstanding Equity Awards at Fiscal Year-End 2009' for information regarding unvested equity awards.

Payment upon Termination. Under Mr. Tokman's employment agreement with the Company dated April 7, 2009, if he dies, becomes disabled, retires, terminates his employment other than for "good reason" or is terminated by us for "cause," he will be provided his earned but unpaid base salary, earned but unused vacation time, any bonus compensation for the prior year which is unpaid on the date of termination to the extent bonuses are paid to other officers, 18 months of certain group and medical benefits for Mr. Tokman's family and any business expenses which have not yet been reimbursed by us. If we terminate him "other than for cause," or if he terminates his employment for "good reason," he will receive, in addition to the amounts listed in the foregoing sentence, his base salary for 18 months following the date of his termination, plus an amount equal to his target bonus for the year prior to the termination, and we will continue to pay certain group medical and dental expenses in that 18-month period. We do not accelerate the vesting of equity incentives for our executive officers in the event of a termination of employment. In the event of a change in control of the Company, all unvested stock options vest upon the change in control if the change in control does not result in an assumption, substitution or pay off of such award by the acquiring company, and the Compensation Committee has the discretion to remove the vesting restrictions on all unvested restricted shares.

In determining whether a termination occurred with or without "cause," "cause" is deemed to exist under Mr. Tokman's employment agreement when there is a repeated willful failure to perform or gross negligence in the performance of his duties; fraud, embezzlement or other dishonesty with respect to us; a material breach of his obligations of confidentiality, non-competition, or non-solicitation against us; or commission of a felony or other crime involving moral turpitude.

In determining whether Mr. Tokman has "good reason" to terminate his employment, "good reason" is deemed to exist when: we have failed to continue him in a certain position; there is a substantial diminution in the nature and scope of his responsibilities; there is a material failure of us to provide him with base salary and benefits, excluding an inadvertent failure which is cured within a certain time period; or his office is relocated more than thirty-five miles from the then-current location of our principal offices without his consent. Mr. Tokman may only terminate his employment for good reason if he (a) gives notice to us within ninety (90) days of the initial occurrence of the event or condition constituting good reason, setting forth in reasonable detail the nature of such good reason; (b) we fail to cure within thirty (30) days following such notice; and (c) Mr. Tokman terminates his employment within thirty (30) days following the end of the thirty (30)-day cure period (if we fail to cure).

Payment upon a Change in Control. In the event of a change of control and the termination of Mr. Tokman's employment "other than for cause" by us within two years following a change of control or if Mr. Tokman terminates his employment for "good reason" within six months following a change of control, we must pay Mr. Tokman an amount equal to two times the sum of one year of base salary plus a payment equal to his target bonus. The foregoing amount will be paid in a single lump sum. We must also pay the full cost of Mr. Tokman's continued participation in our group health and dental plans for two years or, if less, for so long as he remains entitled to continue such participation under applicable law. In addition, 100% of his options, restricted stock or other equity awards which have not been exercised and have not expired or been surrendered or cancelled, will become exercisable in accordance with the applicable award agreement.

Our obligation to pay the severance amounts mentioned in this "Payments upon a Termination or Change in Control" section is subject to Mr. Tokman signing an employee release. Also, Mr. Tokman must comply with certain confidential information and assignment of intellectual property obligations. Further, Mr. Tokman is subject to a non-compete and non-solicit obligation for 12 months following his termination.

Director Compensation for 2009

The following table provides information concerning our non-employee directors during 2009. Alexander Tokman was not paid additional compensation for his service as director and his compensation is fully reflected in the other tables contained in this report.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
Richard A. Cowell	48,000	40,004	88,004
Slade Gorton	50,000	40,004	90,004
Jeanette Horan	48,000	40,004	88,004
Marc Onetto (4)	8,000	—	8,000
Brian Turner	51,000	40,004	91,004

(1) Reflects the fair value of option awards on the grant date in accordance with FASB ASC Topic 718

(2) The following table shows the number of outstanding shares underlying option and stock awards for each of our non-employee directors as of December 31, 2009:

Name	Option Awards (#)	Stock Awards (#)(3)
Richard A. Cowell	153,867	7,092
Slade Gorton	120,000	7,092
Jeanette Horan	90,000	7,092
Marc Onetto (4)	75,000	7,092
Brian Turner	90,000	7,092

(3) The indicated awards represent one-half of each non-employee directors' annual fee for 2008, which was paid in shares of common stock.

(4) Marc Onetto did not stand for reelection in 2009 and was not a director of the Company as of December 31, 2009.

Each non-employee director is granted a nonstatutory option to purchase 15,000 shares of common stock on the date on which he or she is first elected or appointed to the Board of Directors. These options are fully vested and immediately exercisable upon the date of grant. Each non-employee director also receives, upon his or her initial appointment or election and upon each subsequent reelection to the Board of Directors, an option to purchase 15,000 shares that will vest in full on the earlier of (i) the day prior to the date of our annual meeting of shareholders next following the date of grant, or (ii) one year from the date of grant, provided the non-employee director continues to serve as a director on the vesting date. If a non-employee director ceases to be a director for any reason other than death or disability before his or her term expires, then any outstanding unvested options issued to such Independent Director will be forfeited. Options vested as of the date of termination for any reason other than death or disability are exercisable through the date of expiration. The exercise price for each option is equal to the closing price of our common stock as reported on the NASDAQ Global Market on the date of grant. The options generally expire on the tenth anniversary of the date of grant.

In addition, each non-employee director generally receives the following cash compensation for his or her service as a director:

- A fee of $20,000 that accrues as of the date of appointment or election to the Board of Directors, and as of the date of each subsequent reelection;

- A fee of $3,000 for the Board chair or $2,000 per director for each Board meeting attended by the director; and

- A fee of $3,000 for the committee chair or $2,000 per committee member for each committee meeting attended by the director that is held on a day other than a day on which a Board meeting is held.

Mr. Mulligan, who joined our Board as a non-employee director in January 2010, did not receive an option award or other compensation upon joining the Board and is not currently being compensated for his services as a director. All directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in attending meetings of the Board of Directors.

INFORMATION ABOUT MICROVISION COMMON STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

The following table shows as of April 27, 2010, the number of shares of our common stock owned beneficially by our directors and nominees, the named executive officers, and all directors and executive officers as a group and each persons known by us to own beneficially more than 5% of our outstanding common stock.

Name of Beneficial Owner	Number of Shares (1)	Percent of Common Stock (2)
Alexander Y. Tokman (3)	1,477,548	1.6%
Jeff T. Wilson (4)	295,827	*
Thomas M. Walker (5)	354,070	*
Sridhar Madhavan (6)	196,855	*
Ian D. Brown (7)	162,300	*
Richard A. Cowell (8)	165,659	*
Slade Gorton (9)	129,092	*
Jeanette Horan (10)	97,092	*
Perry Mulligan (11)	11,638	*
Brian Turner (12)	97,092	*
Max Display Enterprises Limited (13)	10,095,299	11.1%
All executive officers and directors as a group (11 persons) (14)	2,987,173	3.3%

* Less than 1% of the outstanding shares of common stock.
(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants that are currently exercisable or convertible or may be exercised or converted within sixty days are deemed to be outstanding and to be beneficially owned by the person holding these options or warrants for the purpose of computing the number of shares beneficially owned and the percentage of ownership of the person holding these securities, but are not outstanding for the purpose of computing the percentage ownership of any other person or entity. Subject to community property laws where applicable, and except as otherwise noted, we believe that each shareholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned thereby.
(2) Percentage of common stock is based on 88,723,000 shares of common stock outstanding as of April 27, 2010.
(3) Includes 1,435,048 shares issuable upon exercise of options.
(4) Includes 294,927 shares issuable upon exercise of options.
(5) Includes 346,070 shares issuable upon exercise of options.
(6) Includes 193,355 shares issuable upon exercise of options.
(7) Includes 159,300 shares issuable upon exercise of options.
(8) Includes 148,867 shares issuable upon exercise of options.
(9) Includes 120,000 shares issuable upon exercise of options.
(10) Includes 90,000 shares issuable upon exercise of options.
(11) Includes 11,638 shares issuable upon exercise of options.
(12) Includes 90,000 shares issuable upon exercise of options.
(13) Based on information set forth in a Form 3 filed with the SEC on June 30, 2009 by Max Display Enterprises Limited and Walsin Lihwa. Includes 2,019,060 shares issuable upon exercise of warrants.
(14) Includes 2,889,205 shares issuable upon exercise of options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Under the Code of Conduct adopted by us, officers, directors and employees must avoid even the appearance of a conflict of interest. Under the Code of Ethics for Microvision Executives we have adopted, our chief executive officer, chief financial officer and other senior operating and financial executives must report any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest. We also review questionnaires completed by all directors and executive officers for potential "related-person transactions" between us and related persons. The Board's Audit Committee is responsible for review, approval, or ratification of related-person transactions. The Audit Committee determines whether the related person has a material interest in a transaction and may approve, ratify, rescind, or take other action with respect to the transaction in its discretion.

AUDIT COMMITTEE REPORT

Review of the Company's Audited Financial Statements

The Audit Committee serves as the representative of the Board for general oversight of Company's financial accounting and reporting, systems of internal control, audit process, and monitoring compliance with laws and regulations and standards of business conduct. Management has responsibility for preparing Company's financial statements, as well as for Company's financial reporting process. PricewaterhouseCoopers LLP, acting as an independent registered public accounting firm, is responsible for expressing an opinion on the conformity of Company's audited financial statements with generally accepted accounting principles.

The Audit Committee has reviewed and discussed the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2009 with the Company's management, and management represented to the Audit Committee that the Company's consolidated financial statements were prepared in conformity with generally accepted accounting principles. The Audit Committee has discussed with PricewaterhouseCoopers LLP, the Company's independent auditors for the fiscal year ended December 31, 2009, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees).

The Audit Committee received from PricewaterhouseCoopers LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with the firm its independence. Based on the review and discussions noted above, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in the Charter of the Audit Committee, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for filing with the SEC.

This report of the Audit Committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference.

Audit Committee

Richard A. Cowell, Chairman
Jeanette Horan
Perry M. Mulligan
Brian Turner

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our independent auditors, PricewaterhouseCoopers LLP, billed the following fees to us for audit and other services for the fiscal years 2009 and 2008:

Audit Fees

The aggregate fees billed for professional services rendered by PricewaterhouseCoopers LLP for the audit of our annual financial statements and the reviews of the financial statements included in our Quarterly Reports on Form 10-Q were $414,100 for the year ended December 31, 2009 and were $529,280 for the year ended December 31, 2008.

Audit Related Fees

There were no fees for audit related services in 2009 or 2008.

Tax Fees

Fees for tax services, including federal and state tax compliance, tax advice and tax planning, totaled $0 in 2009 and $1,732 in 2008.

All Other Fees

Fees for all other services not described above totaled $1,500 in each of 2009 and 2008 for a subscription to an online accounting research tool.

The Audit Committee has considered whether the provision of services under the heading "All Other Fees" is compatible with maintaining the accountants' independence and has determined that it is consistent with such independence.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

The Audit Committee pre-approves all audit services and all permitted non-audit services by the independent auditors. The Audit Committee has delegated the authority to take such action between meetings to the Audit Committee chairman, who reports the decisions made to the full Audit Committee at its next scheduled meeting.

The Audit Committee evaluates whether our use of the independent auditors for permitted non-audit services is compatible with maintaining the independence of the independent auditors. The Audit Committee's policies prohibit us from engaging the independent auditors to provide any services relating to bookkeeping or other services related to accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions or contribution-in-kind reports, actuarial services, or internal audit outsourcing services unless it is reasonable to conclude that the results of these services will not be subject to audit procedures. The Audit Committee's policies completely prohibit us from engaging the independent auditors to provide any services relating to any management function, expert services not related to the audit, legal services, broker-dealer, investment adviser, or investment banking services or human resource consulting.

INFORMATION ABOUT SHAREHOLDER PROPOSALS

In order for a shareholder proposal to be considered for inclusion in the Company's proxy statement for the 2011 Annual Meeting, the written proposal must be received by the Company no later than January 7, 2011. Shareholder proposals must comply with SEC regulations regarding the inclusion of shareholder proposals in company sponsored proxy materials and must contain the information required in the Company's bylaws for shareholder proposals. If you wish to obtain a free copy of the Company's bylaws, please contact Investor Relations, Microvision, Inc., 6222 185th Avenue NE, Redmond, Washington 98052.

If a shareholder proposal is not included in the Company's proxy statement for the 2011 Annual Meeting, it may be raised from the floor during the meeting if written notice of the proposal is received by the Company not less than 60 nor more than 90 days prior to the meeting or, if less than 60 days' notice of the date of the meeting is given, by the close of business on the 10th business day following the first public announcement of the meeting.

You also may propose candidates for consideration by the Nominating Committee for nomination as directors by writing to us. In order to nominate a director for election at next year's annual meeting of shareholders, you must comply with the Director recommendation procedures described on pages 8 and 9.

ADDITIONAL INFORMATION

Annual Report

The Company's Annual Report for the fiscal year ended December 31, 2009, was first made available to the shareholders of the Company with this Proxy Statement on or about May 7, 2010. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated by reference herein.

Incorporation by Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this Proxy Statement entitled "Compensation Committee Report" and "Audit Committee Report" will not be deemed incorporated, unless otherwise specifically provided in such filing.

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the SEC may be obtained by shareholders without charge by written or oral request to Investor Relations, Microvision, Inc., 6222 185th Avenue NE, Redmond, Washington 98052, telephone (425) 936-6847, or may be accessed on the Internet at *www.sec.gov.*

Householding

Only one copy of the Notice of Internet Availability of Proxy Materials is being delivered to shareholders residing at the same address, unless such shareholders have notified the Company of their desire to receive multiple copies. The Company will promptly deliver, upon oral or written request, a separate copy of the Notice of Internet Availability of Proxy Materials to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to Investor Relations. Shareholders residing at the same address and currently receiving only one copy of the Notice of Internet Availability of Proxy Materials may contact Investor Relations to request multiple copies of the proxy statement in the future. Shareholders residing at the same address and currently receiving multiple copies of the Notice of Internet Availability of Proxy Materials may contact Investor Relations to request that only a single copy of the Notice of Internet Availability of Proxy Materials be mailed in the future. Contact Investor Relations by phone at (425) 936-6847, by fax at (425) 936-4415, by mail to Investor Relations, Microvision, Inc., 6222 185th Avenue NE, Redmond, Washington 98052, or by e-mail to ir@microvision.com.

Voting by Telephone or the Internet

Provision has been made for you to vote your shares of common stock by telephone or via the Internet. You may also vote your shares by mail. Please see the proxy card or voting instruction form accompanying this Proxy Statement for specific instructions on how to cast your vote by any of these methods.

Votes submitted by telephone or via the Internet must be received by 5:00 p.m., Seattle, Washington time, on June 16, 2010. Submitting your vote by telephone or via the Internet will not affect your right to vote in person should you decide to attend the Annual Meeting.

The telephone and Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. The Company has been advised that the Internet voting procedures that have been made available to you are consistent with the requirements of applicable law. Shareholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholder.



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Annual Report

Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission File Number 0-21221

MICROVISION, INC.
(Exact name of Registrant as specified in its charter)

Delaware	91-1600822
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

6222 185th Ave NE, Redmond, WA 98052
(Address of Principal Executive Offices including Zip Code)

(425) 936-6847
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.001 par value	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)   Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2009 was approximately $233.8 million (based on the closing price for the registrant's Common Stock on the NASDAQ Global Market of $3.07 per share).

The number of shares of the registrant's common stock outstanding as of March 5, 2010 was 88,697,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be filed with the Commission pursuant to Regulation 14A in connection with the registrant's Annual Meeting of Shareholders to be held on June 17, 2010 are incorporated herein by reference into Part III of this report.

Microvision, Inc.
2009 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

Preliminary Note Regarding Forward-Looking Statements

This report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is subject to the safe harbor created by those sections. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for product development and cooperative arrangements, future operations, financing needs or plans of Microvision, as well as assumptions relating to the foregoing. The words "anticipate," "could," "believe," "estimate," "expect," "goal," "may," "plan," "project," "will," and similar expressions identify forward-looking statements. Factors that could cause actual results to differ materially from those projected in our forward-looking statements include the following: our ability to obtain financing; market acceptance of our technologies and products; our financial and technical resources relative to those of our competitors; our ability to keep up with rapid technological change; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and to develop partnership opportunities; the timing of commercial product launches; the ability to achieve key technical milestones in key products; and other risk factors identified below in Item 1A.

ITEM 1. BUSINESS

Overview

We are developing high-resolution miniature display and imaging engines based upon our proprietary PicoP® display engine platform. Our technology platform utilizes our expertise in two dimensional Micro-Electrical Mechanical Systems (MEMS), lasers, optics, and electronics to create a high quality video or still image from a small form factor device with lower power needs than conventional display technologies. Historically, we have entered into development agreements with commercial and U.S. government customers to develop advanced prototype and demonstration units based on our light scanning technologies.

Our strategy is to develop and supply a proprietary display engine called PicoP to potential OEM customers who will embed them into a variety of consumer and automotive products. The primary objective for consumer applications is to provide users of mobile devices with a large screen viewing experience produced by a small embedded projector. Mobile devices may include cell phones, PDAs, gaming consoles and other consumer electronics products. These potential products would allow users to watch movies, play videos, display images, and other data onto a variety of flat or curved surfaces.

We recently launched the sale of a small accessory projector that is the first commercial product based on the PicoP display engine. The accessory projector can display images from a variety of video sources including cell phones, portable media players, PDAs, gaming consoles, laptop computers, digital cameras, and other consumer electronics products. We have been selling the accessory projector in limited quantity through our Asian and European based distributors. In March 2010, we announced the sales launch of the accessory projector to customers in the United States. We plan to add distribution channels as the production capacity for our manufacturing partner, green laser suppliers and other component suppliers increases.

The PicoP with some modification could be embedded into a vehicle or integrated into a portable standalone aftermarket device to create a high-resolution head-up display (HUD) that could project point-by-point navigation, critical operational, safety and other information important to the driver or pilot. The PicoP could be further modified to be embedded into a pair of glasses to provide the mobile user with a see-through or occluded personal display to view movies, play games or access other content.

We develop and procure intellectual property rights relating to our technologies as a key aspect of our business strategy. We generate intellectual property from our ongoing performance on development contracts and our internal research and development activities. We also have acquired exclusive rights to various technologies under licensing agreements.

3

Technology

Our bi-directional MEMS scanning mirror is a key component of our technology platform and is one of our core competencies. Our MEMS design is a silicon device at the center of which is a tiny mirror. This mirror is connected to small flexures which allow it to oscillate. The 2D MEMS scanner oscillates vertically and horizontally to capture (imaging) or reproduce (display) an image pixel-by-pixel. 2D MEMS scanners are used in our PicoP display engine that powers Pico Projector Displays, Vehicle Displays, and Wearable Displays.

Our PicoP display engine technology platform includes a MEMS scanner, laser light sources, electronics, and optics combined using our proprietary system control expertise, gained through years of internal research and development. Our projection engines use a single beam of laser light and a single small scanning mirror to create a brilliant, full color, high contrast, uniform display over the entire field of view, from a small and thin package.

We believe that our proprietary PicoP technology offers significant advantages over traditional display and imaging systems. Depending on the specific product application, these advantages may include:

- Small and thin package size
- Higher brightness and contrast
- Higher resolution
- Clear text readability
- Reduced power requirements
- Simpler optical design that does not require a focusing lens
- Lower price at volume

Business Strategy

Our business strategy is to promote our technology in the form of integrated and embedded components to leading OEMs for widespread use in display and imaging product applications, as well as leverage our technology expertise into our own end-user products. Presently we are focused on the following steps to implement our business strategy:

- Continue to market and sell our accessory projector through multiple sales channels including distributors, OEMs, and directly to end users.
- Target leading OEMs to integrate our PicoP display engines into their products. We have also worked with original design manufacturers (ODMs) and Tier 1 suppliers to produce advanced prototypes and demonstration units to be used to market to our partners' OEM customers directly by us or by our partners.
- Expand and solidify the supply chain architecture to support high volume manufacturing of the PicoP display engine, its subsystems and its components.
- Continue to promote awareness of our technology platform to all members of the value chain. We have been continually in contact with OEMs, ODMs and mobile content providers to understand the features our PicoP display engines must have in order to provide desired benefits to all members of the value chain. We have and will continue to consider this information as we design and develop our technology platform.
- Continue rapid advancement of our technology platform and roadmap.

Product and Marketing Focus:
Pico Projector Displays

In addition to our recently launched accessory pico projector, we are working with partners to develop small projector displays embedded into mobile products. The display industry is calling this new class of projectors

"pico projectors." We believe our PicoP display engine can meet the size, power and performance requirements to be embedded into portable hand-held devices including mobile phones or function as a stand alone accessory device that connects to a mobile video source such as a personal media player, cell phone or laptop computer. We plan to enter into agreements with OEMs that will result in production and a distribution of the PicoP-based products.

In September 2009, we launched the first PicoP display engine-based accessory laser pico projector with three initial partners in Asia-Pacific and Europe. In March 2010, we expanded our distribution to the United States.

The SHOWWX is a battery operated plug-and-play projector that can project a full color, WVGA (848 X 480 pixels), DVD quality image with vivid colors and exceptional contrast that is always in focus. The SHOWWX has been certified "Made for iPod" and is a Class 2 laser product that is safe for use by consumers. The SHOWWX is manufactured by a high volume contract manufacturer who also builds the PicoP display engine.

Vehicle Displays

We believe an automotive head-up display (HUD) improves driver safety by eliminating the driver's need to look away from the road to read information such as GPS mapping images, audio controls and other automobile instrumentation. Working independently and with Tier 1 suppliers, we have produced prototypes that demonstrate our PicoP's ability to project high-resolution images onto the windshield of an automobile, providing the driver with a variety of information related to the car's operation. We believe that an automotive HUD based on our PicoP technology offers three distinct advantages over competing head-up displays:

- Size — Our prototype display is less than half the size of current competitive offerings. This smaller form factor can accommodate a wider variety of vehicle configurations.

- Contrast Ratio — Our prototype has a contrast ratio an order of magnitude higher than current competitive offerings. The high contrast ratio allows the driver to see the display clearly day or night, in any ambient lighting conditions.

- Installation Cost — Our prototype can be electronically customized to match the unique curvature of a particular automobile's windshield, thereby reducing installation time and cost. The current competitive offerings must be manually adjusted to match the curvature of a windshield.

We have worked with various Tier 1 automotive suppliers to develop PicoP enabled HUD prototypes and are working to market them to their OEM customers. We have also developed a portable full color head-up display demonstrator powered by the PicoP display engine to showcase the capabilities of the PicoP display engine for potential use in automobiles, specialty vehicles, trucks, buses and motor coaches. We expect that our PicoP display engine subsystem could be integrated by a Tier 1 supplier into their HUD product package for sale to automobile manufacturers or by a product integrator into an aftermarket product for direct sale to their customers.

Wearable Displays

We believe our PicoP technology can be integrated with a light-weight optical design to create a full color near-eye wearable display platform. This wearable display platform could be in the form of ruggedized helmet mounted display systems or lightweight fashionable eyewear. Wearable displays could be used to provide personal viewing of information from a mobile device through a wired or wireless connection. We believe that PicoP based wearable displays could provide the following advantages over competing wearable display technologies:

- See-through performance — See-through eyewear displays enable the wearer to interact with the real world and their personal mobile services at the same time. Unlike competing wearable displays, a

see-through display does not obstruct the wearer's vision or reduce their awareness of what is happening around them.

- Daylight readability — The high-brightness capability of color eyewear based on the PicoP display engine enables images to be clearly visible in brightly lit ambient environments, including direct sunlight. Current LCD-based head worn displays are difficult to see in bright light environments.

- Fashion and ergonomics — We are developing thin and lightweight optics that can be integrated with the PicoP display engine so that our OEM partners can design wearable displays that match conventional eyewear frames in size and weight and provide significantly improved ergonomics compared to competing wearable displays.

We are working with the US military and commercial customers to further develop the optical design and integration of the PicoP display engine for military applications such as helmet mounted displays and full color see-through eyewear. We plan to work with OEMs and system integrators to incorporate the PicoP display engine into integrated solutions for potential military and commercial customers. We have developed high definition display demonstrators under contracts with commercial and government customers.

Bar Code Scanners

We currently market our line of ROV hand held bar code scanners and bar code scanner enabled enterprise solutions. The ROV Scanner incorporates our proprietary MEMS technology and is designed to accommodate mobile workers who need simple and affordable data collection solutions on the mobile platforms of their choosing. The ROV Scanner has lower power consumption and total operating cost than many competing laser bar code scanners. We distribute ROV Scanners directly to end users through value added resellers, original equipment manufacturers and phone and internet orders. In the second half of 2009, we reduced our sales and marketing efforts on the bar code product. We do not expect to increase our investment in the bar code product in the future and we are currently evaluating opportunities to sell our existing bar code inventory, sell or license our bar code production capability and technology.

Go-To-Market Strategy

We are evaluating opportunities to widely market our products using a variety of distribution channels such as establishing partnerships with OEMs and distributors and establishing infrastructure to support direct marketing through web-based, retail or other outlets. Our products may carry the Microvision brand or be branded and distributed by our OEM or distribution partners.

Certain potential applications using the PicoP display engines, such as an automotive HUD or pico projector for mobile phones, requires integration of our technology with other related technologies. In markets requiring high volume production of the PicoP display engine components or subsystems that are to be integrated with other components, we may provide designs for components, subsystems and systems to OEMs under licensing agreements.

We expect that some customers will require unique designs for their products. We expect that such relationships will generally involve a period of co-development during which engineering, manufacturing and marketing professionals from potential customers and OEMs would work with our technical staff to modify the PicoP display engine for their targeted market and application. We may charge fees to our customers or OEMs to fund the costs of the engineering effort incurred on such development projects. The nature of these relationships may vary from partner to partner depending on the proposed specifications for the PicoP display engine, the product to be developed, and the customers' or OEMs' design, manufacturing and distribution capabilities. We believe that by limiting our own direct manufacturing investment for products, we will reduce our capital requirements and risks inherent in taking the PicoP display engine to the consumer market.

Human Factors, Ergonomics and Safety

We conduct ongoing research on safety factors that must be addressed by products incorporating our technology, including such issues as the maximum permissible laser exposure limits established by International Electrotechnical Commission (IEC) and others. Independent experts have concluded that laser exposure to the eye resulting from use of the light scanning displays under normal operating conditions would be below the calculated maximum permissible exposure level set by IEC.

In addition, we work with and commission outside independent experts in the field of laser safety to assist in meeting safety specifications as requested by our customers.

Competitive Conditions

The information display industry is highly competitive. Our potential display products will compete with established manufacturers of mature display technologies such as miniaturized cathode ray tube and flat panel display devices, as well as companies developing new display technologies. Our competitors include companies such as Texas Instruments Incorporated, 3M, and Light Blue Optics Ltd. in the pico projection display segment and Siemens VDO and Nippon Seiki in the vehicle displays segment, most of which have much greater financial, technical and other resources than we do. Many of our competitors are developing alternative miniature display technologies. Our competitors may succeed in developing information display technologies and products that could render our technology or our proposed products commercially infeasible or technologically obsolete.

Pico projectors are an emerging class of miniature projectors that are generally handheld, battery operated, mobile projectors. Most of the competing projectors currently on the market or planned for introduction in the next 6-12 months are primarily based on either liquid crystal on silicon (LCOS) panel solutions or Texas Instruments' DLP™ display technology. Each of these solutions can create images from a small form factor of varying resolution, brightness, image quality, battery life, and ease of use.

The information display industry has been characterized by rapid and significant technological advances. Our technology and potential products may not remain competitive with such advances, and we may not have sufficient funds to invest in new technologies, products or processes. Although we believe our technology platform and proposed display products could deliver images of a substantially better quality and resolution from a smaller form factor device than those of commercially available miniaturized liquid crystal displays and cathode ray tube based display products, manufacturers of liquid crystal displays and cathode ray tubes may develop further improvements of screen display technology that could reduce or eliminate the anticipated advantages of our proposed products.

We compete with other companies in the display industry and other technologies for government funding. In general, our government customers plan to integrate our technology into larger systems. Ongoing contracts are awarded based on our past performance on government contracts, the customer's progress in integrating our technology into the customer's overall program objectives, and the status of the customer's overall program.

Intellectual Property and Proprietary Rights

We generate intellectual property from our ongoing performance on development contracts and our internal research and development activities. The inventions covered by our patent applications generally relate to component miniaturization, specific implementation of various system components and design elements to facilitate mass production. Protecting these key enabling technologies and components is a fundamental aspect of our strategy to penetrate diverse markets with unique products. As such, we intend to continue to develop our portfolio of proprietary and patented technologies at the system, component and process levels.

Since our inception in 1993, we have acquired under license agreements exclusive rights to various technologies, including, among others, rights related to the ability to superimpose images on the user's field of view and with a retinal display, and rights related to the design and fabrication of micro miniature devices using

semiconductor fabrication techniques. In some cases, the licensors have retained limited, non-commercial rights with respect to the technology, including the right to use the technology for non-commercial research and for instructional purposes. Some licensors have the right to consent to our sublicensing arrangements and to the prosecution and settlement by us of our of infringement disputes.

Our ability to compete effectively in the display and image capture market will depend, in part, on our ability and the ability of the licensors to maintain the proprietary nature of these technologies.

We also rely on unpatented proprietary technology. To protect our rights in these areas, we require all employees and, where appropriate, contractors, consultants, advisors and collaborators, to enter into confidentiality and non-compete agreements. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.

Among the marks we have registered are "PicoP," "MicroHud" and the "tri-curve" logo with the United States Patent and Trademark Office. We have filed for registration of various other marks including "ROV" with the United States Patent and Trademark Office.

Additional Information

We perform research and development to design and develop our technology platform and modifications to the PicoP display engine that will be required for specific applications. Research and development expense for the fiscal years ended December 31, 2009, 2008 and 2007 was $24.6 million, $22.6 million and $14.9 million, respectively. To date, most of our revenue has been generated from development contracts to develop our technology to meet customer specifications. Our customers have included both the U.S. government and commercial enterprises. In 2009, 43% of revenue was derived from performance on development contracts with the U.S. government, 31% from performance on development contracts with commercial customers and the remainder from sales of bar code scanner and SHOWWX units. Two government customers accounted for 24% and 17%, respectively, of total revenue in 2009. In 2008, 34% of revenue was derived from performance on development contracts with the U.S. government, 40% from performance on development contracts with commercial customers and the remainder from sales of bar code scanner units. Two commercial customers accounted for 15% and 11%, respectively, of total revenue in 2008. In 2007, 61% of revenue was derived from performance on development contracts with the U.S. government, 25% from performance on development contracts with commercial customers and the remainder from sales of bar code scanner and our discontinued Nomad product. One commercial customer accounted for approximately 15% of total revenue during 2007. Our contracts with the U.S. government can be terminated for convenience by the U.S. government at any time. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

We had a backlog of $3.9 million at December 31, 2009 compared to a backlog of $1.2 million at December 31, 2008. The backlog at December 31, 2009, is composed of $70,000 in government development contracts and $30,000 in commercial development contracts entered into through December 31, 2009 and $3.8 million in orders for ROV, SHOWWX, prototype units, and evaluation kits. Microvision plans to complete all of the backlog contracts by the end of 2010.

Employees

As of March 5, 2010, we had 161 employees.

Further Information

Microvision was founded in 1993 as a Washington corporation and reincorporated in 2003 under the laws of the State of Delaware. Our principal office is located at 6222 185th Avenue NE, Redmond WA 98052 and our telephone number is 425-936-6847.

Our Internet address is www.microvision.com. We make available free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Investors can access this material by visiting our website, clicking on "Investors" and then on "SEC Filings."

ITEM 1A. RISK FACTORS

Risk Factors Relating to the Microvision Business

We have a history of operating losses and expect to incur significant losses in the future.

We have had substantial losses since our inception. We cannot assure you that we will ever become or remain profitable.

- As of December 31, 2009, we had an accumulated deficit of $331.6 million.

- We incurred consolidated net losses of $239.7 million from inception through 2006, $19.8 million in 2007, $32.6 million in 2008, and $39.5 in 2009.

The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered by companies formed to develop and market new technologies. In particular, our operations to date have focused primarily on research and development of our technology platform and development of demonstration units. We are unable to accurately estimate future revenues and operating expenses based upon historical performance.

We cannot be certain that we will succeed in obtaining additional development contracts or that we will be able to obtain substantial customer orders for our products. In light of these factors, we expect to continue to incur substantial losses and negative cash flow at least through 2010 and likely thereafter. We cannot be certain that we will achieve positive cash flow at any time in the future.

We will require additional capital to fund our operations and to implement our business plan. If we do not obtain additional capital, we may be required to curtail our operations substantially. Raising additional capital may dilute the value of current shareholders' shares.

Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations through the first quarter of 2011. We will require additional cash to fund our operating plan past that time. We plan to obtain additional cash through the issuance of equity or debt securities.

Our capital requirements will depend on many factors, including, but not limited to, the rate at which we can, directly or through arrangements with original equipment manufacturers, introduce products incorporating the PicoP display engine and image capture technologies and the market acceptance and competitive position of such products. If revenues are less than we anticipate, if the mix of revenues vary from anticipated amounts or if expenses exceed the amounts budgeted, we may require additional capital earlier than expected to further the development of our technologies, for expenses associated with product development, and to respond to competitive pressures or to meet unanticipated development difficulties. In addition, our operating plan provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments by us.

Additional capital may not be available to us, or if available, on terms acceptable to us or on a timely basis. Raising additional capital may involve issuing securities with rights and preferences that are senior to our common stock and may dilute the value of current shareholders' shares. If adequate funds are not available on a timely basis we may be required limit our operations substantially. This limitation of operations may include delaying development projects resulting in reductions in staff and operating costs as well as reductions in capital expenditures and investment in research and development.

If we cannot manufacture products at competitive prices, our financial results will be adversely affected.

We are currently negotiating component pricing with suppliers for our current and future products. The cost per unit for PicoP based accessory projectors currently exceeds the level at which we could expect to profitably sell these products. If we cannot lower our cost of production, we may face increased demands on our financial resources, possibly requiring additional equity and/or debt financing to sustain our business operations.

We cannot be certain that our technology platform or products incorporating our PicoP display engine will achieve market acceptance. If products incorporating the PicoP display engine do not achieve market acceptance, our revenues may not grow.

Our success will depend in part on customer acceptance of the PicoP display engine. The PicoP display engine may not be accepted by manufacturers who use display technologies in their products, by systems integrators who incorporate our products into their products or by end users of these products. To be accepted, the PicoP display engine must meet the expectations of our potential customers in the consumer, defense, industrial, and medical markets. If our technology fails to achieve market acceptance, we may not be able to continue to develop our technology platform.

Our planned future products are dependent on advances in technology by other companies.

We rely on and will continue to rely on technologies, such as light sources, MEMS and optical components that are developed and produced by other companies. The commercial success of certain of our planned future products will depend in part on advances in these and other technologies by other companies. We may, from time to time, contract with and support companies developing key technologies in order to accelerate the development of them for our specific uses. There are no guarantees that such activities will result in useful technologies or components for us.

It may become more difficult to sell our stock in the public market.

Our common stock is listed for quotation on The NASDAQ Global Market. To keep our listing on this market, we must meet NASDAQ's listing maintenance standards. If we are unable to continue to meet NASDAQ's listing maintenance standards, our common stock could be delisted from The NASDAQ Global Market. If our common stock were delisted, we likely would seek to list the common stock on the NASDAQ Capital Market, the American Stock Exchange or on a regional stock exchange. Listing on such other market or exchange could reduce the liquidity for our common stock. If our common stock were not listed on the Capital Market or an exchange, trading of our common stock would be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities or directly through market makers in our common stock. If our common stock were to trade in the over-the-counter market, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the common stock. A delisting from The NASDAQ Global Market and failure to obtain listing on such other market or exchange would subject our securities to so-called penny stock rules that impose additional sales practice and market-making requirements on broker-dealers who sell or make a market in such securities. Consequently, removal from The NASDAQ Global Market and failure to obtain listing on another market or exchange could affect the ability or willingness of broker-dealers to sell or make a market in our common stock and the ability of purchasers of our common stock to sell their securities in the secondary market. In addition, when the market price of our common stock is less than $5.00 per share, we become subject to penny stock rules even if our common stock is still listed on The NASDAQ Global Market. While the penny stock rules should not affect the quotation of our common stock on The NASDAQ Global Market, these rules may further limit the market liquidity of our common stock and the ability of investors to sell our common stock in the secondary market. The market price of our stock has mostly traded below $5.00 per share during 2009, 2008, and 2007. On March 5, 2010, the closing price of our stock was $2.69.

Our lack of the financial and technical resources relative to our competitors may limit our revenues, potential profits, overall market share or value.

Our current products and potential future products will compete with established manufacturers of existing products and companies developing new technologies. Many of our competitors have substantially greater financial, technical and other resources than we have. Because of their greater resources, our competitors may develop products or technologies that are superior to our own. The introduction of superior competing products or technologies could result in reduced revenues, lower margins or loss of market share, any of which could reduce the value of our business.

We may not be able to keep up with rapid technological change and our financial results may suffer.

The information display industry has been characterized by rapidly changing technology, accelerated product obsolescence and continuously evolving industry standards. Our success will depend upon our ability to further develop our technology platform and to cost effectively introduce new products and features in a timely manner to meet evolving customer requirements and compete with competitors' product advances.

We may not succeed in these efforts because of:

*   delays in product development,

*   lack of market acceptance for our products, or

*   lack of funds to invest in product development and marketing.

The occurrence of any of the above factors could result in decreased revenues, market share and value.

We could face lawsuits related to our use of the PicoP display engine or other technologies. Defending these suits would be costly and time consuming. An adverse outcome in any such matter could limit our ability to commercialize our technology and products, reduce our revenues and increase our operating expenses.

We are aware of several patents held by third parties that relate to certain aspects of light scanning displays and image capture products. These patents could be used as a basis to challenge the validity, limit the scope or limit our ability to obtain additional or broader patent rights of our patents or patents we have licensed. A successful challenge to the validity of our patents or patents we have licensed could limit our ability to commercialize our technology and the PicoP display engine and, consequently, materially reduce our revenues. Moreover, we cannot be certain that patent holders or other third parties will not claim infringement by us with respect to current and future technology. Because U.S. patent applications are held and examined in secrecy, it is also possible that presently pending U.S. applications will eventually be issued with claims that will be infringed by our products or our technology. The defense and prosecution of a patent suit would be costly and time consuming, even if the outcome were ultimately favorable to us. An adverse outcome in the defense of a patent suit could subject us to significant cost, to require others and us to cease selling products that incorporate the PicoP display engine, to cease licensing our technology or to require disputed rights to be licensed from third parties. Such licenses, if available, would increase our operating expenses. Moreover, if claims of infringement are asserted against our future co-development partners or customers, those partners or customers may seek indemnification from us for damages or expenses they incur.

Our products may be subject to future health and safety regulations that could increase our development and production costs.

Products incorporating the PicoP display engine could become subject to new health and safety regulations that would reduce our ability to commercialize the PicoP display engine. Compliance with any such new regulations would likely increase our cost to develop and produce products using the PicoP display engine and adversely affect our financial results.

11

Our dependence on sales to distributors increases the risks of managing our supply chain and may result in excess inventory or inventory shortages.

We expect the majority of our distributor relationships for the SHOWWX and its accessories to involve the distributor taking inventory positions and reselling to multiple customers. With these distributor relationships, we would not recognize revenue until the distributors sell the product through to their end user customers. Our distributor relationships may reduce our ability to forecast sales and increases risks to our business. Since our distributors would act as intermediaries between us and the end user customers, we would be required to rely on our distributors to accurately report inventory levels and production forecasts. This may require us to manage a more complex supply chain and monitor the financial condition and credit worthiness of our distributors and the end user customers. Our failure to manage one or more of these risks could result in excess inventory or shortages that could adversely impact our operating results and financial condition.

Our future growth will suffer if we do not achieve sufficient market acceptance of our products to compete effectively.

Our success depends, in part, on our ability to gain acceptance of our current and future products by a large number of customers. Achieving market acceptance for our products will require marketing efforts and the expenditure of financial and other resources to create product awareness and demand by potential customers. We may be unable to offer products consistently, or at all, that compete effectively with products of others on the basis of price or performance. Failure to achieve broad acceptance of our products by potential customers and to effectively compete would have a material adverse effect on our operating results.

Our operating results may be adversely impacted by worldwide political and economic uncertainties and specific conditions in the markets we address.

In the recent past, general worldwide economic conditions have experienced a downturn due to slower economic activity, concerns about inflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, and adverse business conditions. Any continuation or worsening of the current global economic and financial conditions could materially adversely affect (i) our ability to raise, or the cost of, needed capital, (ii) demand for our current and future products and (iii) our ability to commercialize products. We cannot predict the timing, strength, or duration of any economic slowdown or subsequent economic recovery, worldwide, or in the display industry.

Because we plan to continue using foreign contract manufacturers, our operating results could be harmed by economic, political, regulatory and other factors in foreign countries.

We currently use a contract manufacturer in Asia to manufacture our SHOWWX product, and we plan to use foreign manufacturers to manufacture future products, where appropriate. These international operations are subject to inherent risks, which may adversely affect us, including:

- political and economic instability;

- high levels of inflation, historically the case in a number of countries in Asia;

- burdens and costs of compliance with a variety of foreign laws;

- foreign taxes;

- changes in tariff rates or other trade and monetary policies; and

- changes or volatility in currency exchange rates.

12

If we have to qualify a new contract manufacturer or foundry for our products, we may experience delays that result in lost revenues and damaged customer relationships.

We rely on single suppliers to manufacture our PicoP display engine, our SHOWWX product and our MEMS chips in wafer form. The lead time required to establish a relationship with a new contract manufacturer or foundry is long, and it takes time to adapt a product's design to a particular manufacturer's processes. Accordingly, there is no readily available alternative source of supply for these products and components in high volumes. This could cause significant delays in shipping products if we have to change our source of supply and manufacture quickly, which may result in lost revenues and damaged customer relationships.

If we experience delays or failures in developing commercially viable products, we may have lower revenues.

We have begun sales of units incorporating the PicoP display engine. However, we must undertake additional research, development and testing before we are able to develop additional products for commercial sale. Product development delays by us or our potential product development partners, or the inability to enter into relationships with these partners, may delay or prevent us from introducing products for commercial sale. We intend to rely on third party developments or to contract with other companies to continue development of green laser devices we will need for our products.

Our success will depend, in part, on our ability to secure significant third party manufacturing resources.

We are developing our capability to manufacture products in commercial quantities. Our success depends, in part, on our ability to provide our components and future products in commercial quantities at competitive prices. Accordingly, we will be required to obtain access, through business partners or contract manufacturers, to manufacturing capacity and processes for the commercial production of our expected future products. We cannot be certain that we will successfully obtain access to sufficient manufacturing resources. Future manufacturing limitations of our suppliers could result in a limitation on the number of products incorporating our technology that we are able to produce.

If our licensors and we are unable to obtain effective intellectual property protection for our products and technology, we may be unable to compete with other companies.

Intellectual property protection for our products is important and uncertain. If we do not obtain effective intellectual property protection for our products, processes and technology, we may be subject to increased competition. Our commercial success will depend in part on our ability and the ability of our licensors to maintain the proprietary nature of the PicoP display and other key technologies by securing valid and enforceable patents and effectively maintaining unpatented technology as trade secrets. We try to protect our proprietary technology by seeking to obtain United States and foreign patents in our name, or licenses to third-party patents, related to proprietary technology, inventions, and improvements that may be important to the development of our business. However, our patent position and the patent position of our licensors involve complex legal and factual questions. The standards that the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. Additionally, the scope of patents are subject to interpretation by courts and their validity can be subject to challenges and defenses, including challenges and defenses based on the existence of prior art. Consequently, we cannot be certain as to the extent to which we will be able to obtain patents for our new products and technology or the extent to which the patents that we already own or license from others protect our products and technology. Reduction in scope of protection or invalidation of our licensed or owned patents, or our inability to obtain new patents, may enable other companies to develop products that compete with ours on the basis of the same or similar technology.

We also rely on the law of trade secrets to protect unpatented know-how and technology to maintain our competitive position. We try to protect this know-how and technology by limiting access to the trade secrets to those of our employees, contractors and partners with a need to know such information and by entering into confidentiality agreements with parties that have access to it, such as our employees, consultants and business

partners. Any of these parties could breach the agreements and disclose our trade secrets or confidential information, or our competitors might learn of the information in some other way. If any trade secret not protected by a patent were to be disclosed to or independently developed by a competitor, our competitive position could be materially harmed.

We could be exposed to significant product liability claims that could be time-consuming and costly, divert management attention and adversely affect our ability to obtain and maintain insurance coverage.

We may be subject to product liability claims if any of our product applications are alleged to be defective or cause harmful effects. For example, because some of our PicoP displays are designed to scan a low power beam of colored light into the user's eye, the testing, manufacture, marketing and sale of these products involve an inherent risk that product liability claims will be asserted against us. Product liability claims or other claims related to our products, regardless of their outcome, could require us to spend significant time and money in litigation, divert management time and attention, require us to pay significant damages, harm our reputation or hinder acceptance of our products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products.

We rely heavily on a limited number of development contracts with the U.S. government, which are subject to immediate termination by the government for convenience at any time, and the termination of one or more of these contracts could have a material adverse impact on our operations.

During the full years 2009, 2008 and 2007, 43%, 34% and 61% respectively, of our revenue was derived from performance on a limited number of development contracts with the U.S. government. Therefore, any significant disruption or deterioration of our relationship with the U.S. government would significantly reduce our revenues. Our government programs must compete with programs managed by other contractors for limited amounts and uncertain levels of funding. The total amount and levels of funding are susceptible to significant fluctuations on a year-to-year basis. Our competitors continuously engage in efforts to expand their business relationships with the government and are likely to continue these efforts in the future. Our contracts with the government are subject to immediate termination by the government for convenience at any time. The government may choose to use contractors with competing display technologies or it may decide to discontinue any of our programs altogether. In addition, those development contracts that we do obtain require ongoing compliance with applicable government regulations. Termination of our development contracts, a shift in government spending to other programs in which we are not involved, a reduction in government spending generally, or our failure to meet applicable government regulations could have severe consequences for our results of operations.

Our development agreements have long sales cycles, which make it difficult to plan our expenses and forecast our revenues.

Our development agreements have lengthy sales cycles that involve numerous steps including determination of a product application, exploring the technical feasibility of a proposed product, evaluating the costs of manufacturing a product and manufacturing or contracting out the manufacturing of the product. Our long sales cycle, which can last several years, makes it difficult to predict the quarter in which contract signing and revenue recognition will occur. Delays in entering into development agreements could cause significant variability in our revenues and operating results for any particular quarterly period.

Our development contracts may not lead to products that will be profitable.

Our development contracts, including without limitation those discussed in this document are exploratory in nature and are intended to develop new types of products for new applications. These efforts may prove unsuccessful and these relationships may not result in the development of products that will be profitable.

14

If we lose our rights under our third party technology licenses, our operations could be adversely affected.

Our business depends in part on technology rights licensed from third parties. We could lose our exclusivity or other rights to use the technology under our licenses if we fail to comply with the terms and performance requirements of the licenses. In addition, certain licensors may terminate a license upon our breach and have the right to consent to sublicense arrangements. If we were to lose our rights under any of these licenses, or if we were unable to obtain required consents to future sublicenses, we could lose a competitive advantage in the market, and may even lose the ability to commercialize certain products completely. Either of these results could substantially decrease our revenues.

We are dependent on third parties in order to develop, manufacture, sell and market our products.

Our strategy for commercializing our technology and products incorporating the PicoP display engine includes entering into cooperative development, manufacturing, sales and marketing arrangements with corporate partners, original equipment manufacturers and other third parties. We cannot be certain that we will be able to negotiate arrangements on acceptable terms, if at all, or that these arrangements will be successful in yielding commercially viable products. If we cannot establish these arrangements, we would require additional capital to undertake such activities on our own and would require extensive manufacturing, sales and marketing expertise that we do not currently possess and that may be difficult to obtain. In addition, we could encounter significant delays in introducing the PicoP display engine or find that the development, manufacture or sale of products incorporating the PicoP display engine would not be feasible. To the extent that we enter into cooperative development, sales and marketing or other joint venture arrangements, our revenues will depend upon the performance of third parties. We cannot be certain that any such arrangements will be successful.

Loss of any of our key personnel could have a negative effect on the operation of our business.

Our success depends on our executive officers and other key personnel and on the ability to attract and retain qualified new personnel. Achievement of our business objectives will require substantial additional expertise in the areas of sales and marketing, research and product development and manufacturing. Competition for qualified personnel in these fields is intense, and the inability to attract and retain additional highly skilled personnel, or the loss of key personnel, could reduce our revenues and adversely affect our business.

We are dependent on a small number of customers for our revenue. Our quarterly performance may vary substantially and this variance, as well as general market conditions, may cause our stock price to fluctuate greatly and potentially expose us to litigation.

Our revenues to date have been generated primarily from a limited number of development contracts with U.S. government entities and commercial partners. Our quarterly operating results may vary significantly based on:

- reductions or delays in funding of development programs involving new information display technologies by the U.S. government or our current or prospective commercial partners;

- changes in evaluations and recommendations by any securities analysts following our stock or our industry generally;

- announcements by other companies in our industry;

- changes in business or regulatory conditions;

- announcements or implementation by our competitors of technological innovations or new products;

- the status of particular development programs and the timing of performance under specific development agreements;

- economic and stock market conditions; or

- other factors unrelated to our company or industry.

In one or more future quarters, our results of operations may fall below the expectations of securities analysts and investors and the trading price of our common stock may decline as a consequence. In addition, following periods of volatility in the market price of a company's securities, shareholders often have instituted securities class action litigation against that company. If we become involved in a class action suit, it could divert the attention of management, and, if adversely determined, could require us to pay substantial damages.

If we fail to manage expansion effectively, our revenue and expenses could be adversely affected.

Our ability to successfully offer products and implement our business plan in a rapidly evolving market requires an effective planning and management process. The growth in business and relationships with customers and other third parties has placed, and will continue to place, a significant strain on our management systems and resources. We will need to continue to improve our financial and managerial controls, reporting systems and procedures and will need to continue to train and manage our work force.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

We currently lease approximately 67,000 square feet of combined use office, laboratory and manufacturing space at our headquarters facility in Redmond, Washington. The 90 month lease expires in 2013.

ITEM 3. LEGAL PROCEEDINGS

We are subject to various claims and pending or threatened lawsuits in the normal course of business. We are not currently party to any other legal proceedings that we believe would have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of shareholders during the fourth quarter of the year ending December 31, 2009.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

Executive officers are appointed by our Board of Directors and hold office until their successors are elected and duly qualified. Mr. Tokman also serves as a director of Microvision. The following persons serve as executive officers of Microvision:

Alexander Tokman, age 48, has served as President, Chief Executive Officer and a director of Microvision since January 2006. Mr. Tokman served as Microvision's President and Chief Operating Officer from July 2005 to January 2006. Mr. Tokman, a former GE executive, joined Microvision after a 10-year tenure at GE Healthcare, a subsidiary of General Electric, where he led several global businesses, most recently as General Manager of its Global Molecular Imaging and Radiopharmacy multi-technology business unit from 2003 to 2005. Prior to that, between 1995 and 2003, Mr. Tokman served in various cross-functional and cross-business leadership roles at GE where he led the definition and commercialization of several medical modalities product segments including PET/CT, which added over $500 million of revenue growth to the company within the first three years of its commercial introduction. Mr. Tokman is a certified Six Sigma and Design for Six Sigma (DFSS) Black Belt and Master Black Belt and as one of GE's Six Sigma pioneers, he drove the quality culture change across GE Healthcare in the late 1990s. From November 1989 to March 1995 Mr. Tokman served as new technologies programs lead and a head of I&RD office at Tracor Applied Sciences a subsidiary of then Tracor, Inc. Mr. Tokman has both an M.S. and B.S. in Electrical Engineering from the University of Massachusetts, Dartmouth.

Michael L. Fritts, age 46, joined Microvision in February 2010 as Vice President, Sales, Marketing and Business Development. Mr. Fritts previously worked for GE Healthcare from 1987 to 2010 where he held various management and other positions. For the past two years, Mr. Fritts served as General Manager of a newly created business segment within the $1.7B Magnetic Resonance Imaging (MRI) Division, leading GE Healthcare's growth in the emerging Interventional MRI market. Mr. Fritts had responsibility for a global team developing new products, establishing partnerships and collaborations, building market awareness, and working extensively with sales and marketing teams around the world to commercialize products. In previous management roles, Mr. Fritts led international and domestic teams that focused on new product development. Mr. Fritts has also led the integration of various acquired companies into GE Healthcare. Mr. Fritts is a certified Six Sigma and Design for Six Sigma (DFSS) Quality Leader, has completed the Executive M.B.A. program at the Kellogg Graduate School of Management at Northwestern University, and received a B.S. in Electrical Engineering from South Dakota School of Mines and Technology.

Sid Madhavan, age 43, joined Microvision in April 2006 as Vice President of Research and Product Development. Madhavan previously worked for GE Healthcare from 1998 to 2006 where he held various management positions and most recently served as a Global Engineering Subsystem Manager for a $2.1 billion Molecular Imaging and Computer Tomography business. He is a certified Six Sigma and Design for Six Sigma (DFSS) Black Belt and functional Master Black Belt and as an engineering leader, he led the definition and development of several key technology platform strategies that he translated into product launches. Madhavan brings over twenty years of cross-functional new product development experience, systems and software expertise, platform development and global management skills and received his B.S. degree in Electronics and Communications from Madurai Kamaraj University in India and his M.S. in Electrical Engineering from Texas A&M.

Thomas M. Walker, age 45, joined Microvision in May 2002 and serves as Vice President, General Counsel and Secretary. Prior to joining Microvision, Mr. Walker served as Senior Vice President, General Counsel and Secretary of Advanced Radio Telecom Corp., a publicly held technology and services company where he managed domestic and international legal affairs from April 1996 to April 2002. Prior to that, Mr. Walker advised publicly and privately held businesses while practicing in the Los Angeles offices of the law firms of Pillsbury Winthrop and Buchalter, Nemer Fields and Younger. Mr. Walker holds a B.A. from Claremont McKenna College and a J.D. from the University of Oregon.

Jeff T. Wilson, age 49, has served as Chief Financial Officer since April 2006, Principal Financial Officer since January 2006 and Principal Accounting Officer of Microvision since August 1999. Mr. Wilson served as Vice President, Accounting of Microvision from April 2002 to April 2006 and as Director of Accounting of Microvision from August 1999 to March 2002. Prior to joining Microvision, from 1991 to 1999, Mr. Wilson served in various accounting positions for Siemens Medical Systems, Inc., a developer and manufacturer of medical imaging equipment. Prior to 1991, Mr. Wilson served as a manager with the accounting firm PricewaterhouseCoopers LLP. Mr. Wilson is a Certified Public Accountant. Mr. Wilson holds a B.S. in Accounting from Oklahoma State University.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on The NASDAQ Global Market under the symbol "MVIS." As of March 5, 2010, there were approximately 365 holders of record of 88,697,000 shares of common stock outstanding. We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain all future earnings to fund the operations of our business and do not anticipate paying dividends on the common stock in the foreseeable future.

Our common stock began trading publicly on August 27, 1996. The quarterly high and low sales prices of the Company's common stock for each full quarterly period in the last two fiscal years and the year to date as reported by The NASDAQ Global Market are as follows:

Quarter Ended	Common Stock	
	HIGH	LOW
2008		
March 31, 2008	$4.65	$1.82
June 30, 2008	4.05	2.35
September 30, 2008	3.16	1.85
December 31, 2008	2.20	1.06
2009		
March 31, 2009	$2.20	$0.77
June 30, 2009	3.30	1.20
September 30, 2009	5.71	2.70
December 31, 2009	5.75	2.90
2010		
January 1, 2010 to March 5, 2010	$3.63	$1.92

ITEM 6. SELECTED FINANCIAL DATA

A summary of selected financial data as of and for the five years ended December 31, 2009 is set forth below. It should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Form 10-K.

	YEARS ENDED DECEMBER 31,				
	2009	2008	2007	2006	2005
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenue	$ 3,833	$ 6,611	$ 10,484	$ 7,043	$ 14,746
Net loss available for common shareholders	(39,529)	(32,620)	(19,787)	(27,257)	(30,284)
Basic and diluted net loss per share	(0.54)	(0.53)	(0.40)	(0.81)	(1.35)
Weighted average shares outstanding basic and diluted	73,760	61,643	49,963	33,572	22,498
Balance Sheet Data:					
Cash and cash equivalents	$ 43,025	$ 25,533	$ 13,399	$ 14,552	$ 6,860
Investments available-for-sale	2,710	2,705	22,411	—	—
Working capital	38,221	24,347	30,043	19,160	(4,723)
Total assets	53,536	36,964	45,298	35,325	23,363
Long-term liabilities	1,471	1,776	2,201	2,616	4,412
Mandatorily redeemable preferred stock	—	—	—	—	4,166
Total shareholders' equity (deficit)	41,891	27,651	33,061	21,864	(3,509)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are developing high-resolution miniature display and imaging engines based upon our proprietary PicoP® display engine platform. Our technology platform utilizes our expertise in two dimensional Micro-Electrical Mechanical Systems (MEMS), lasers, optics and electronics to create a high quality video or still image from a small form factor device with lower power needs than conventional display technologies.

Our strategy is to develop and supply a proprietary display engine called PicoP to potential OEM customers who will embed them into a variety of consumer and automotive products. The primary objective for consumer applications is to provide users of mobile devices with a large screen viewing experience produced by a small embedded projector. Mobile devices may include cell phones, PDAs, gaming consoles and other consumer electronics products. These potential products would allow users to watch movies, play videos, display images, and other data onto a variety of flat or curved surfaces.

We recently launched the sale of a small accessory projector that is the first commercial product based on the PicoP display engine. The accessory projector can display images from a variety of video sources including cell phones, portable media players, PDAs, gaming consoles, laptop computers, digital cameras, and other consumer electronics products. We have been selling the accessory projector in limited quantity through our Asian and European based distributors. In March 2010, we announced the sales launch of the accessory projector to customers in the United States. We plan to add distribution channels as the production capacity for our manufacturing partner, green laser suppliers and other component suppliers increases.

The PicoP with some modification could be embedded into a vehicle or integrated into a portable standalone aftermarket device to create a high-resolution head-up display (HUD) that could project point-by-point navigation, critical operational, safety and other information important to the driver or pilot. The PicoP could be further modified to be embedded into a pair of glasses to provide the mobile user with a see-through or occluded personal display to view movies, play games or access other content.

We have incurred substantial losses since inception and expect to incur a substantial loss during the fiscal year ending December 31, 2010.

Key Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates on an on-going basis. We base our estimates on historical experience, terms of existing contracts, our evaluation of trends in the display and image capture industries, information provided by our current and prospective customers and strategic partners, information available from other outside sources, and on various other assumptions we believe to be reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following key accounting policies require more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition. We recognize contract revenue as work progresses on long-term, cost plus fixed fee, and fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected

contract revenue and costs. Our revenue contracts generally include a statement of the work we are to complete and the total fee we will earn from the contract. When we begin work on the contract and at the end of each accounting period, we estimate the labor, material and other cost required to complete the statement of work compared to cost incurred to date. We use information provided by our technical team, project managers, vendors, outside consultants and others to develop our cost estimates. Since our contracts generally require some level of technology development to complete, the actual cost required to complete a statement of work can vary from our estimates. We have developed processes that allow us to make reasonable estimates of the cost to complete a contract. Historically, we have made only immaterial revisions in the estimates to complete the contract at each reporting period. Recognized revenues are subject to revisions as the contract progresses to completion and actual revenue and cost become certain. Revisions in revenue estimates are reflected in the period in which the facts that give rise to the revision become known. In the future, revisions in these estimates could significantly impact recognized revenue in any one reporting period. If the U.S. government cancels a contract, we would receive payment for work performed and costs committed to prior to the cancellation.

We recognize product revenue and contract revenue on the sale of prototype units and evaluation kits, upon acceptance of the deliverables by the customer or expiration of the contractual acceptance period, after which there are no rights of return. In the future, we expect to enter into distribution relationships which involve the distributor taking inventory positions and reselling to multiple customers. With these distributor relationships, we would not recognize revenue until the distributors sell the product through to their end user customers.

Cost of Revenue. Cost of revenue includes both the direct and allocated indirect costs of performing on development contracts and producing prototype units, evaluation kits, and ROV units. Cost of revenue for the SHOWWX includes the direct costs of manufacturing products sold to customers. Because we are in the early phase of SHOWWX production and the design and manufacturing processes are not yet sufficiently mature to support commercial production, we classify overhead cost allocated to the SHOWWX as research and development expense. When the SHOWWX design and production processes reach a level to support commercial production, all manufacturing costs will be included in cost of revenue.

Direct costs include labor, materials and other costs incurred directly in performing on a contract or producing prototype units, evaluation kits, and ROV and SHOWWX units. Indirect costs include labor and other costs associated with operating our research and development department and building our manufacturing and technical capabilities and capacity. Our overhead, which includes the costs of procuring, inspecting and storing material, facility and depreciation costs, is allocated to inventory, cost of product revenue, cost of contract revenue, and research and development expense based on the proportion of direct material purchased for the respective activity.

Losses on Uncompleted Contracts. We establish an allowance for estimated losses if the estimated cost to complete a contract exceeds the remaining contract value. The entire estimated loss is recorded in the period in which the loss is first determined. We determine the estimated cost to complete a contract through a detailed review of the work to be completed, the resources available to complete the work and the technical difficulty of the remaining work. If the revised estimated cost to complete the contract is higher than the total contract revenue, the entire contract loss is recognized. The actual cost to complete a contract can vary significantly from the estimated cost, due to a variety of factors including availability of technical staff, availability of materials and technical difficulties that arise during a project. Most of our development contracts are cost plus fixed fee type contracts. Under these types of contracts, we are not required to spend more than the contract value to complete the contracted work.

Allowance for uncollectible receivables. We maintain allowances for uncollectible receivables, including accounts receivable, cost and estimated earnings in excess of billings on uncompleted contracts and receivables from related parties. We review several factors in determining the allowances including the customer's and related party's past payment history and financial condition. If the financial condition of our customers or the related parties with whom we have receivables were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Inventory. We value inventory at the lower of cost or market with cost determined on a weighted average cost basis. We review several factors in determining the market value of our inventory including evaluating the replacement cost of the raw materials and the net realizable value of the finished goods. If we do not achieve our targeted sales prices, if market conditions for our components or products were to decline or if we do not achieve our sales forecast, additional reductions in the carrying value of the inventory would be required.

Investments Available-For-Sale and Fair Value Measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three level fair value hierarchy, with Level 1 being observable inputs such as quoted market prices in active markets spanning to Level 3 where inputs are unobservable by market participants outside of the Company and must be estimated using assumptions we develop. We use market data, assumptions and risks we believe market participants would use in measuring the fair value of the asset or liability, including the risks inherent in the inputs and the valuation techniques.

Estimating valuation inputs and selecting and applying valuation methods may require significant judgments by management. Changes in the estimated inputs and valuation methods could result in materially different values, credits and charges presented in the consolidated financial statements.

The investments are stated at fair value and classified as cash and cash equivalents or current investment securities available-for-sale on the consolidated balance sheets with unrealized gains and losses included in the consolidated statements of comprehensive loss. We classify investment securities available-for-sale purchased with 90 days or less remaining until contractual maturity as cash equivalents on the balance sheet in "Cash and cash equivalents." Interest income, realized gains and losses, and other-than-temporary impairments are recognized in the period earned or incurred, and presented separately in the consolidated statements of operations. Changes in the fair values of derivatives are realized in the period of remeasurement and recorded in "Gain (loss) on derivative instruments, net" in the consolidated statements of operations. The cost of securities sold is based on the specific identification method.

Employee Share-Based Compensation. We issue share-based compensation to employees in the form of options exercisable into our common stock and restricted or unrestricted shares of our common stock. We account for equity instruments issued to employees using the straight-line attribution method of allocating the fair value of share-based compensation expense over the requisite service period of the related award. The value of restricted or unrestricted shares is determined using the fair value method, which is based on the number of shares granted and the closing price of our common stock on the NASDAQ Global Market on the date of grant. The value of options is determined using the Black-Scholes option pricing model with estimates of option lives, stock price volatilities and interest rates, then expensed over the periods of service allowing for pre-vest forfeitures. This widely accepted method results in reasonable option values and interperiod expense allocation, and comparability across companies. Changes in the estimated inputs or using other option valuation methods could result in materially different option values and share-based compensation expense.

The key accounting policies described above are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for us to apply judgment or make estimates. There are also areas in which our judgment in selecting any available alternative would not produce a materially different result to our consolidated financial statements. Additional information about our accounting policies, and other disclosures required by generally accepted accounting principles, are set forth in the notes to our consolidated financial statements.

Inflation has not had a material impact on our revenues, or income from continuing operations over the three most recent fiscal years.

Results of Operations

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008

Contract Revenue.

	2009	% of contract revenue	2008	% of contract revenue	$ change	% change
			(in thousands)			
Government revenue	$1,649	58.5	$2,237	45.9	$ (588)	(26.3)
Commercial revenue	1,168	41.5	2,637	54.1	(1,469)	(55.7)
Total contract revenue	$2,817		$4,874		$(2,057)	(42.2)

We earn contract revenue from performance on development contracts with the U.S. government and commercial customers and from the sale of prototype units and evaluation kits based on our PicoP display engine. Our contract revenue in a particular period is dependent upon when we enter into a contract, the value of the contracts we have entered into, and the availability of technical resources to perform work on the contracts. Our contract revenue from sales of prototype units and evaluation kits may vary substantially due to the timing of orders from customers and potential constraints on resources.

Contract revenue from government and commercial contracts was substantially lower during 2009 than in 2008 due to reduced contract activity and lower beginning backlog in 2009 compared to the previous year. We expect that we will have fewer opportunities to enter into new development contracts as we move closer to the commercialization of products based on our PicoP display engine.

As long as most of our revenue is earned from performance on development contracts, we believe there may be a high degree of variability in revenue from one period to another.

In July 2009, we entered into a 9 month $1.0 million subcontract with Lockheed Martin Corporation to supply two full-color, daylight readable, see-through display systems as part of the U.S. government's Urban Leader Tactical Response, Awareness & Visualization program. Lockheed Martin holds a prime contract with the U.S. government for development of the soldier worn display.

Our backlog of development contracts at December 31, 2009 was $70,000 in government contracts and $30,000 in commercial contracts compared to $714,000 in government contracts and $228,000 in commercial contracts at December 31, 2008. The decrease in backlog from 2008 is primarily attributed to completion of government and commercial development contracts in 2009 and reduced contract activity as we move closer to the commercialization of products based on our PicoP display engine. We plan to complete the entire contract backlog during 2010.

Product Revenue.

	2009	% of product revenue	2008	% of product revenue	$ change	% change
			(in thousands)			
Bar code revenue	$ 686	67.5	$1,737	100.0	$(1,051)	(60.5)
Pico projector revenue	330	32.5	0	0.0	330	n/a
Total product revenue	$1,016		$1,737		$ (721)	(41.5)

Bar code revenue includes the sales of ROV and our discontinued Flic bar code scanners. The decrease in bar code revenue for the year ended December 31, 2009 compared to the same period in 2008 was due to

decreased purchasing volume of small and mid-sized businesses as a result of the global economic conditions. As a result of this downturn we have reduced our sales and marketing efforts on the bar code product. We do not expect to increase our investment in the bar code product in the future and we are currently evaluating opportunities to sell our existing bar code inventory and sell or license our bar code production capability and technology.

Pico projector revenue includes the sales of SHOWWX which was launched in September 2009.

Our quarterly revenue may vary substantially due to the timing of product orders from customers, production constraints and availability of components and raw materials.

The backlog of product orders at December 31, 2009 was approximately $3.8 million, compared to $276,000 at December 31, 2008, all of which is scheduled for delivery during 2010.

Cost of Contract Revenue.

	2009	% of contract revenue	2008	% of contract revenue	$ change	% change
			(in thousands)			
Cost of contract revenue	$1,531	54.3	$1,708	35.0	$(177)	(10.4)

Cost of contract revenue includes both the direct and allocated indirect costs of performing on development contracts and producing prototype units and evaluation kits. Direct costs include labor, materials and other costs incurred directly in performing on a contract or producing prototype units and evaluation kits. Indirect costs include labor and other costs associated with operating our research and development department and building our technical capabilities and capacity. Cost of contract revenue is determined both by the level of direct costs incurred and by the level of indirect costs incurred in operating and building our technical capabilities and capacity. Both the direct and indirect costs can fluctuate substantially from period to period.

The cost of contract revenue as a percentage of revenue was higher in 2009 than in 2008 as a result of differences in the cost mix of the contracts during those periods.

The cost of revenue as a percentage of revenue can fluctuate significantly from period to period, depending on the contract cost mix and the levels of direct and indirect costs incurred. However, over longer periods of time we expect modest fluctuations in the cost of contract revenue, as a percentage of contract revenue.

Cost of Product Revenue.

	2009	% of product revenue	2008	% of product revenue	$ change	% change
			(in thousands)			
Cost of product revenue	$2,363	232.6	$2,143	123.4	$220	10.3

Cost of product revenue includes the direct costs of manufacturing products sold to customers, and for ROV it also includes the allocated indirect cost of manufacturing overhead. Direct costs include labor, materials and other costs incurred directly in the manufacture of these products. Indirect costs include labor and other costs associated with operating our manufacturing capabilities and capacity.

We are in the early phase of SHOWWX production and the design and manufacturing processes are not yet sufficiently mature to support commercial production. Our costs to produce SHOWWX units during 2009 were substantially higher than product revenue. We classified overhead cost allocated to the SHOWWX as research and development expense in 2009. When the SHOWWX design and production processes reach a level to support commercial production, all manufacturing costs will be included in cost of revenue.

Our overhead, which includes the costs of procuring, inspecting and storing material, facility and depreciation costs, is allocated to inventory, cost of product revenue, cost of contract revenue, and research and development expense based on the proportion of direct material purchased for the respective activity. During 2009 and 2008, we expensed approximately $167,000 and $143,000, respectively, of manufacturing overhead associated with production capacity in excess of production requirements.

The increase in cost of product revenue for 2009, compared to 2008, was primarily attributed to increased inventory write downs compared to the prior year. The cost of product revenue as a percentage of product revenue can fluctuate significantly from period to period, depending on the product mix, the level of overhead expense and the volume of direct materials purchased. The increase in the cost of product revenue as a percentage of product revenue in 2009 compared to the same period in 2008 was due to a higher cost structure for the SHOWWX product and an increase in inventory write downs for the ROV product. In 2009, cost of product revenue included $1,257,000 of inventory write-downs compared to $475,000 for the same period in 2008.

Research and Development Expense.

	2009	2008	$ change	% change
		(in thousands)		
Research and development	$24,577	$22,575	$2,002	8.9

Research and development expense consists of:

- Compensation related costs of employees and contractors engaged in internal research and product development activities,

- Laboratory operations, outsourced development and processing work, and

- Other operating expenses.

In addition, we allocate our research and development resources based on the business opportunity of the available projects, the skill mix of the resources available and the contractual commitments we have made to customers. In order to accelerate our time to market and because contract revenue was lower for the year ended December 31, 2009 compared to the same period in 2008, we directed more of our research and development work to internally funded projects compared to the same period last year. We have increased spending in research and development as part of our strategy to accelerate the time to market for products based on the PicoP. The increase in cost is primarily attributable to increases in payroll costs and contracted services.

We believe that a substantial level of continuing research and development expense will be required to develop additional commercial products using the light scanning technology. Accordingly, we anticipate our level of research and development spending will continue to be substantial.

Sales, Marketing, General and Administrative Expense.

	2009	2008	$ change	% change
		(in thousands)		
Sales, marketing, general and administrative	$14,540	$15,730	$(1,190)	(7.6)

Sales, marketing, general and administrative expense includes compensation and support costs for marketing, sales, management and administrative staff, and for other general and administrative costs, including legal and accounting services, consultants and other operating expenses.

The decrease in sales, marketing, general and administrative expense for 2009 from 2008 was primarily the result of decreased payroll costs due to reductions in staffing levels.

We continue to aggressively manage these costs as part of our strategy to accelerate the development of PicoP-based products while controlling our cash used in operations.

Interest Income and Expense.

	2009	2008	$ change	% change
		(in thousands)		
Interest income	$212	$1,130	$(918)	(81.2)

	2009	2008	$ change	% change
		(in thousands)		
Interest expense	$ 68	$ 48	$ 20	41.7

The decrease in interest income in 2009 from 2008 results primarily from lower average cash, investments securities balances, and interest rates.

Impairment of investment securities, available-for-sale.

	2009	2008	$ change	% change
		(in thousands)		
Impairment of investments, available-for-sale	$0	$(300)	$300	(100.0)

At December 31, 2009, our marketable securities portfolio included $3.0 million par value AAA rated student loan auction-rate securities (SLARS). During the period ended December 31, 2008, based on the length of the historical duration of failed SLARS auctions, the significant uncertainty of the prospective duration of inactivity, and lack of liquidity in the SLARS market, we determined that the estimated fair values of the SLARS were less than par value and the impairments were other-than-temporary. We used a discounted cash flow model, with rates adjusted for liquidity, to determine the estimated fair values of the SLARS as of December 31, 2008. We recorded an "impairment of investment securities, available-for-sale" of $300,000 for the period ended December 31, 2008. There were no adjustments to the fair value of the SLARS during 2009.

Gain (Loss) on Derivative Instruments, Net.

	2009	2008	$ change	% change
		(in thousands)		
Gain (loss) on derivative instruments, net	$(506)	$2,196	$(2,702)	(123.0)

In 2005 we issued warrants to purchase 2,302,000 shares of common stock in connection with certain notes. The warrants meet the definition of derivative instruments that must be accounted for as liabilities because we cannot engage in certain corporate transactions affecting the common stock unless we make a cash payment to the holders of the warrants. In July 2008, warrants to purchase 750,000 shares of common stock expired unexercised. We record changes in the fair values of the warrants in the statement of operations each period. We valued the remaining warrants to purchase 1,552,000 shares of common stock at December 31, 2009 using the Black-Scholes option pricing model with the following assumptions: expected volatility of 80%; expected dividend yield of 0%; risk free interest rates ranging from 0.06% to 0.43%; and contractual lives ranging from 0.2 years to 0.9 years. The change in value of the warrants of $509,000 in 2009 was recorded as a non-operating loss and is included in "Gain (loss) on derivative instruments, net" in the consolidated statement of operations.

Income Taxes.

No provision for income taxes has been recorded because we have experienced net losses from inception through December 31, 2009. At December 31, 2009, we had net operating loss carry-forwards of approximately $237.3 million for federal income tax reporting purposes. In addition, we have research and development tax

credits of $4.9 million. The net operating loss carry forwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2009 to 2029 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of our shareholders during any three-year period would result in a limitation on our ability to utilize a portion of our net operating loss carry-forwards. We have determined that such a change of ownership occurred during 1995 and that the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $761,000. An additional change of ownership occurred in 1996 and the annual limitation for losses generated in 1996 is approximately $1.6 million.

We did not have any unrecognized tax benefits at December 31, 2009 or at December 31, 2008.

We recognize interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2009 and 2008, we recognized no interest and penalties.

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007

Contract Revenue.

	2008	% of contract revenue	2007	% of contract revenue	$ change	% change
			(in thousands)			
Government revenue	$2,237	45.9	$6,430	71.4	$(4,193)	(65.2)
Commercial revenue	2,637	54.1	2,580	28.6	57	2.2
Total contract revenue	$4,874		$9,010		$(4,136)	(45.9)

Contract revenue was substantially lower during 2008 than in 2007, due to lower beginning government contract backlog and a decreased level of activity on government contracts compared to the prior year.

In December 2007, we entered into a $1 million contract with a commercial customer to develop prototype units based on our PicoP technology, for evaluation of future consumer electronics product applications. The development work under this contract was initiated and fully completed in 2008.

In May 2007, we entered into a $3.2 million contract with the U.S. Air Force to provide a lightweight, see-through, full-color eyewear display prototype to the government. The contract, which continued a development activity with the Air Force, specified the development, design, verification, testing, and delivery of a lightweight, see-through full-color wearable display for evaluation by several DOD project offices.

Our backlog of development contracts at December 31, 2008 was $714,000 in government contracts and $228,000 in commercial contracts compared to $2.0 million in government contracts and $1.8 million in commercial contracts at December 31, 2007. The decrease in backlog from 2007 was primarily attributed to completion of government and commercial contracts in 2007 and early 2008.

Product Revenue.

	2008	% of product revenue	2007	% of product revenue	$ change	% change
			(in thousands)			
Bar code revenue	$1,737	100.0	$1,393	94.5	$344	24.7
Nomad revenue	0	0.0	81	5.5	(81)	(100.0)
Total product revenue	$1,737		$1,474		$263	17.8

Bar code revenue for 2007 and 2008 includes the sales of ROV and our discontinued Flic bar code scanners. The increase in bar code revenue for the year ended December 31, 2008 compared to the same period in 2007 was due to the increased sales of our ROV product line.

The decrease in Nomad revenue was the result of our decision in June 2006 to no longer promote the Nomad product. The Nomad had not gained the commercial acceptance we had planned when it was introduced.

The backlog of product orders at December 31, 2008 was approximately $276,000, compared to $245,000 at December 31, 2007.

Cost of Contract Revenue.

	2008	% of contract revenue	2007	% of contract revenue	$ change	% change
			(in thousands)			
Cost of contract revenue	$1,708	35.0	$4,916	54.6	$(3,208)	(65.3)

The cost of contract revenue as a percentage of revenue was lower in 2008 than in 2007 as a result of negotiating better terms on contracts and from the sale of prototype units that had been previously expensed to internally funded programs.

Cost of Product Revenue.

	2008	% of product revenue	2007	% of product revenue	$ change	% change
			(in thousands)			
Cost of product revenue	$2,143	123.4	$1,690	114.7	$453	26.8

During 2008 and 2007, we expensed approximately $143,000 and $289,000, respectively, of manufacturing overhead associated with production capacity in excess of production requirements.

The increase in cost of product revenue for 2008 compared to 2007 was a result of increased revenue from the sales of ROV and the increase in inventory write-downs during the respective periods. In 2008, cost of product revenue included $475,000 of inventory write-downs compared to $84,000 for the same period in 2007.

Research and Development Expense.

	2008	2007	$ change	% change
		(in thousands)		
Research and development	$22,575	$14,944	$7,631	51.1

The increase in research and development expense in 2008 compared to 2007 was the result of our increased spending as part of our strategy to accelerate the time to market for products based on the PicoP and lower contract revenue for the year resulting in more of our research and development work being directed to internally funded projects compared to the same period in 2007. The increase in cost was primarily attributable to increases in payroll costs and contracted services.

Sales, Marketing, General and Administrative Expense.

	2008	2007	$ change	% change
		(in thousands)		
Sales, marketing, general and administrative	$15,730	$15,779	$(49)	(0.3)

28

Interest Income and Expense.

	2008	2007	$ change	% change
		(in thousands)		
Interest income	$1,130	$1,358	$(228)	(16.8)

	2008	2007	$ change	% change
		(in thousands)		
Interest expense	$ 48	$ 513	$(465)	(90.6)

The decrease in interest income in 2008 from 2007 results primarily from lower interest rates on our investment securities compared to 2007.

In 2005, we issued convertible notes with an aggregate principal amount of $20 million. The last payment on the notes was made in March 2007, resulting in a decrease in interest expense for the year ended December 31, 2008 compared to the same period in 2007.

Impairment of investment securities, available-for-sale.

	2008	2007	$ change	% change
		(in thousands)		
Impairment of investments, available-for-sale	$(300)	$0	$(300)	n/a

At December 31, 2008, our marketable securities portfolio included $3.0 million par value AAA rated student loan auction-rate securities (SLARS). Based on the length of the historical duration of failed SLARS auctions and significant uncertainty of the prospective duration of inactivity and lack of liquidity in the SLARS market, we determined that the estimated fair values of the SLARS were less than par value and the impairments were other-than-temporary. We used a discounted cash flow model, with rates adjusted for liquidity, to determine the estimated fair values of the SLARS as of December 31, 2008. We recorded an "impairment of investment securities, available-for-sale" of $300,000 for the period ended December 31, 2008.

Gain (Loss) on Derivative Instruments, Net.

The following table shows the gain on derivative instruments, net:

	2008	2007	$ change	% change
		(in thousands)		
Gain (loss) on derivative instruments, net	$2,196	$(483)	$2,679	(554.7)

In 2005 we issued warrants to purchase 2,302,000 shares of common stock in connection with certain notes. The warrants met the definition of derivative instruments that must be accounted for as liabilities, because we cannot engage in certain corporate transactions affecting the common stock unless we made a cash payment to the holders of the warrants. We record changes in the fair values of the warrants in the statement of operations each period. We valued the warrants at December 31, 2008 using the Black-Scholes option pricing model with the following assumptions: expected volatility of 72%, expected dividend yield of 0%, risk free interest rates ranging from 0.6% to 0.8%, and contractual lives ranging from 1.2 years to 1.9 years. The change in value of the warrants of $2.3 million in 2008 was recorded as a non-operating gain and is included in "Gain (loss) on derivative instruments, net" in the consolidated statement of operations.

Prior to December 9, 2008 we held warrants to purchase 170,500 shares of Lumera common stock. On December 9, 2008, Lumera merged with GigOptix, LLC and the combined company will conduct business as GigOptix, Inc. Our Lumera warrants were exchanged for warrants to purchase shares of the new company's

common stock, after applying a 0.125 exchange ratio and exercise price escalation. As of December 31, 2008, the fair value of the warrants was determined to be zero and the change in value of $130,000 in 2008 was recorded as a loss to "Gain (loss) on derivative instruments, net."

Gain on sale of investment in Lumera.

Gain on sale of securities of equity investment:

	2008	2007	$ change	% change
		(in thousands)		
Gain on sale of investment in Lumera	$0	$6,606	$(6,606)	(100.0)

During 2007, we sold 1,714,000 shares of Lumera common stock for gross proceeds of $8.7 million and we recorded a gain of $6.6 million.

As result of the merger discussed above, the 36,000 shares of Lumera common stock we held were exchanged for 5,000 shares of GigOptix common stock.

Income Taxes.

At December 31, 2008, we had net operating loss carry-forwards of approximately $217.6 million for federal income tax reporting purposes. In addition, we had research and development tax credits of $4.3 million.

Liquidity and Capital Resources

We have incurred significant losses since inception. We have funded operations to date primarily through the sale of common stock, convertible preferred stock, warrants, the issuance of convertible debt and, to a lesser extent, from development contract revenues and product sales. In June 2009, we received $15.0 million, before issuance costs, from the sale of 8,076,239 shares of our common stock and warrants exercisable for 2,019,060 shares of our common stock. In November and December 2009, we received an aggregate of $33.1 million, before issuance costs, from the sale of 11,038,333 shares of our common stock. At December 31, 2009, we had $45.7 million in cash, cash equivalents, and investment securities, available-for-sale, which included $2.7 million in auction rate securities (ARS). There is currently no established primary orderly market for these ARS. If we were required to sell them in a short period of time we may receive less than their current estimated fair values. However, based on our current operating plan and ability to access our $43.0 million held in cash and cash equivalents as of December 31, 2009, we do not expect to be required to sell these securities materially below their current estimated fair value.

Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations through the first quarter of 2011. We will require additional cash to fund our operating plan past that time. We plan to obtain additional cash through the issuance of equity or debt securities. There can be no assurance that additional cash will be available or that, if available, it will be available on terms acceptable to us on a timely basis. If adequate funds are not available on a timely basis we may be required to limit our operations substantially. This limitation of operations could include delaying development projects resulting in reductions in staff, operating costs, capital expenditures and investment in research and development.

Cash used in operating activities totaled $31.7 million during 2009, compared to $31.2 million during 2008. During 2009, the increased cash outlay was primarily driven by the acceleration of research and development activities on our PicoP and related technologies for planned PicoP and other product applications. The balance of the change was largely due to lower contract revenue in 2009 than in 2008.

30

We had the following material gains and charges, and changes in assets and liabilities during the year ended December 31, 2009.

- *"Loss (gain) on derivative instruments"* In 2005 we issued warrants to purchase 2,302,000 shares of our common stock, which are accounted for as derivative security liabilities. The value of the warrants fluctuates with our common stock price and the decreasing lives of the warrants as they approach expiration. The net increase in our stock price during 2009 combined with decreasing terms to expiration resulted in a $509,000 non-cash non-operating loss recorded in "Loss (gain) on derivative instruments, net" on the consolidated statements of operations and a non-cash adjustment in operating cash flows recorded to "Loss (gain) on derivative instruments" on the consolidated statements of cash flows. We record the fair values of the warrants in "Liability associated with common stock warrants" on the consolidated balance sheets. The valuation assumptions and method are detailed in the Results of Operations section above.

- *"Accounts payable, net"* Accounts payable increased by approximately $1.5 million due to invoices received at the end of 2009 for research and development expenses, inventory, and general operating expenses that were paid in 2010.

- *"Costs and estimated earnings in excess of billings on uncompleted contracts"* Our costs and estimated earnings in excess of billings on uncompleted contracts decreased by $625,000 in 2009 due to increased activity surrounding the launch of the SHOWWX and lower contract activity.

- *"Inventory"* Ending inventory decreased by $599,000 over 2008. The change in inventory includes inventory write-downs of $1.3 million offset by an increase in inventory of approximately $696,000 related to our pico projector product. We value inventory at the lower of cost or market with cost determined on a weighted average cost basis. The following table shows the composition of the inventory at December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008
Raw materials	$626,000	$ 45,000
Finished goods	300,000	1,480,000
	$926,000	$1,525,000

Investing Activities

Cash used in investing activities totaled $1.2 million in 2009 compared to cash provided by investing activities of $19.0 million in 2008. We invested the proceeds from our June, November and December 2009 issuances of common stock and warrants into money market accounts and short term investments. As a result, the purchases and sales of these investments appear in cash and cash equivalents changes instead of in investing activities on the consolidated statements of cash flows. Cash provided by investing activities in 2008 was generated from the net sales of investment securities to fund continuing operations which were purchased in 2007. The 2007 net purchases in investing activities of $22.3 million were made with proceeds from the call of our publicly traded warrants and sale of Lumera common stock.

Financing Activities

Cash provided by financing activities totaled $50.4 million in 2009, compared to $24.3 million in 2008, largely as a result of the relative sizes of our financing transactions completed in 2009 and 2008. The following is a list of our financing activities during 2009, 2008 and 2007.

- In November and December 2009, we raised an aggregate of $33.1 million, before issuance costs of approximately $2.3 million, from the sale of 11.0 million shares of our common stock through underwritten public offerings.

- During 2009, we raised $3.9 million from the exercise of warrants to purchase 1.1 million shares of common stock and $1.3 million from the exercise of 335,000 stock options.

- In June 2009, we raised approximately $15.0 million, before issuance costs of approximately $218,000, from the sale of 8.1 million shares of common stock and warrants to purchase approximately 2.0 million shares of our common stock to a strategic investor. The warrants have an exercise price of $2.185 per share, a three year term, and are exercisable on the date of issuance. We can call the warrants if the average closing bid price of our stock is over $8.74 for any 20 consecutive trading days.

- In July 2008, we raised an aggregate of $26.0 million before issuance costs of approximately $2.0 million through a registered direct public offering of 11.2 million shares of our common stock and warrants to purchase 6.7 million shares of our common stock. The warrants have an exercise price of $3.60 per share, a five year term, and are exercisable one year from the date of issuance. The warrants are callable after one year from the date of issuance if the average closing bid price of our stock is over $7.20 for any 20 consecutive trading days. The warrants are listed on the NASDAQ Global Market under the ticker "MVISW."

- In June 2007, we called our publicly traded warrants issued as part of a 2006 mid-year financing transaction. The warrant holders had until July 6, 2007 to exercise their warrants or the warrants would expire. We received $34.1 million from the exercise of 12.9 million warrants.

During 2007, we made cash payments of $1.4 million in principal and $28,000 in interest, and issued 459,000 shares of our common stock in payment of $1.4 million in principal and $21,000 in interest for our outstanding notes. The final payment on the notes was made in March 2007.

Our cash requirements will depend on many factors, including, but not limited to, the rate at which we can, directly or through arrangements with original equipment manufacturers, introduce products incorporating our technology and the market acceptance and competitive position of such products.

Future operating expenditures and capital requirements will depend on numerous factors, including the following:

- the progress of research and development programs,

- the progress in commercialization activities and arrangements,

- the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights,

- competing technological and market developments, and

- our ability to establish cooperative development, joint venture and licensing arrangements.

In order to maintain our exclusive rights under our license agreement with the University of Washington, we are obligated to make royalty payments to the University of Washington with respect to the Virtual Retinal Display technology. If we are successful in establishing original equipment manufacturer co-development and joint venture arrangements, we expect our partners to fund certain non-recurring engineering costs for technology development and/or for product development. Nevertheless, we expect our cash requirements to remain high as we expand our activities and operations with the objective of commercializing our light scanning technology.

The following table lists our contractual obligations (in thousands):

| | December 31, | | | | |
Contractual Obligations:	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Open purchase obligations *	$11,225	$ 78	$ 16	$ —	$11,319
Minimum payments under capital leases	102	133	83	—	318
Minimum payments under operating leases	870	1,842	564	—	3,276
Minimum payments under long-term debt	103	206	69	—	378
Minimum payments under research, royalty and licensing agreements	720	1,656	1,440	2,376†	6,192
Total	$13,020	$3,915	$2,172	$2,376	$21,483

* Open purchase obligations represent commitments to purchase inventory, materials, capital equipment, maintenance agreements and other goods used in the normal operation of our business.

† License and royalty obligations continue through the lives of the underlying patents, which is currently through at least 2017.

New accounting pronouncements

In May 2009, the Financial Accounting Standards Board (FASB) issued guidance establishing general standards for accounting and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued. This standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that should be made about events or transactions that occurred after the balance sheet date. The standard is effective for fiscal years and interim periods ended after June 15, 2009. We adopted this standard during the quarter ended June 30, 2009 and have evaluated any subsequent events through the date of this filing. The adoption of the guidance did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued guidance which provides amendments to establish a selling price hierarchy for determining the selling price of a deliverable and expands the disclosures required for multiple-deliverable revenue arrangements. The guidance is effective for revenue arrangements that are entered into or are materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We are currently evaluating the impact that implementation of this guidance will have on our financial statements.

In October 2009, the FASB issued guidance which allows exclusion of software from the scope of the software revenue recognition guidance if the software is included with tangible products and is essential to the tangible product's functionality. The guidance becomes effective for revenue arrangements that are entered into or are materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We are currently evaluating the impact that implementation of this guidance will have on our financial statements.

In January 2010, the FASB issued guidance which improves disclosures about the measurement of the fair value of financial instruments including (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3 of the fair value inputs hierarchy. The guidance is effective for fiscal years and interim periods ended after December 15, 2009. The adoption of the guidance did not have a material impact on our consolidated financial statements.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Market Liquidity Risks

As of the end of 2009, approximately 94% of our total cash, cash equivalents and investment securities available-for-sale have variable interest rates or are very short-term discount notes traded in active markets. Therefore, we believe our exposure to market and interest rate risks is not material. The remainder is composed of $3.0 million par student loan auction-rate securities (SLARS) fair valued at approximately $2.7 million. Our SLARS are investment grade long-term bonds, structured with variable interest rate resets, with purchases and sales to be determined via a Dutch Auction process every 28 days. They were issued to fund U.S. government guaranteed student loans. Beginning in February 2008, the rapid declines in global credit markets and liquidity, and resultant economic recession, led to insufficient investor bids to clear the SLARS auctions and fund the secondary SLARS market. The issuers then began and continue to pay interest at "maximum rates", instead of "auction rates", in accordance with the bond terms.

Given the adverse credit market conditions and SLARS short-term illiquidity, the fair value of the principal became more sensitive to changes in interest rates and the spread between short and long rates than it was in the pre-2008 ARS credit marketplace. As a result, we estimated that the fair value of the SLARS to be approximately $2.7 million at December 31, 2008. There were no adjustments to the fair value of the SLARS during 2009. If market conditions worsen, we may have to further adjust the estimated fair value and record additional charges to earnings if we believe the adjustment is other-than-temporary. In the event we need immediate access to the funds invested in the SLARS, we could be required to sell them at an amount below our current carrying value. Any of these events could affect our consolidated financial condition, results of operations and cash flows. However, based on market stabilization and strengthening during 2009, we do not expect to be required to sell these securities materially below their current estimated fair values.

Our investment policy generally directs that the investment managers should select investments to achieve the following goals: principal preservation, adequate liquidity and return. As of December 31, 2009, our cash and cash equivalents and investments available-for-sale securities portfolio are comprised of short-term highly rated money market funds and the SLARS.

The values of cash equivalents and investment securities, available-for-sale by maturity date as of December 31, 2009, are as follows:

	Amount	Percent
Cash and cash equivalents	$43,025,000	94.1%
Less than one year	10,000	0.0
One to two years	—	—
Greater than five years	2,700,000	5.9
	$45,735,000	100.0%

Foreign Exchange Rate Risk

All of our development contract payments are made in U.S. dollars. However, in the future we may enter into development contracts in foreign currencies that may subject us to foreign exchange rate risk. We intend to enter into foreign currency hedges to offset material exposure to currency fluctuations when we can adequately determine the timing and amounts of the exposure.

34

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Shareholders of Microvision, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, and shareholders' equity, comprehensive loss and cash flows present fairly, in all material respects, the financial position of Microvision, Inc. at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
March 10, 2010

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share information)

	December 31,	
	2009	2008
Assets		
Current assets		
Cash and cash equivalents	$ 43,025	$ 25,533
Investment securities, available-for-sale	2,710	2,705
Accounts receivable, net of allowances of $67 and $57	913	537
Costs and estimated earnings in excess of billings on uncompleted contracts	70	695
Inventory	926	1,525
Other current assets	751	889
Total current assets	48,395	31,884
Property and equipment, net	3,904	3,701
Restricted investments	1,189	1,332
Other assets	48	47
Total assets	$ 53,536	$ 36,964
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 4,949	$ 3,487
Accrued liabilities	4,190	3,545
Billings in excess of costs and estimated earnings on uncompleted contracts	55	62
Liability associated with common stock warrants	840	331
Current portion of capital lease obligations	62	41
Current portion of long-term debt	78	71
Total current liabilities	10,174	7,537
Capital lease obligations, net of current portion	157	45
Long-term debt, net of current portion	244	322
Deferred rent, net of current portion	1,070	1,409
Total liabilities	11,645	9,313
Commitments and contingencies		
Shareholders' Equity		
Preferred stock, par value $.001; 25,000 shares authorized; 0 and 0 shares issued and outstanding	—	—
Common stock, par value $.001; 200,000 shares authorized; 88,686 and 68,080 shares issued and outstanding	89	68
Additional paid-in capital	373,405	319,662
Accumulated other comprehensive loss	(33)	(38)
Accumulated deficit	(331,570)	(292,041)
Total shareholders' equity	41,891	27,651
Total liabilities and shareholders' equity	$ 53,536	$ 36,964

The accompanying notes are an integral part of these consolidated financial statements.

Microvision, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share information)

	Years Ended December 31,		
	2009	2008	2007
Contract revenue	$ 2,817	$ 4,874	$ 9,010
Product revenue	1,016	1,737	1,474
Total revenue	3,833	6,611	10,484
Cost of contract revenue	1,531	1,708	4,916
Cost of product revenue	2,363	2,143	1,690
Total cost of revenue	3,894	3,851	6,606
Gross margin	(61)	2,760	3,878
Research and development expense	24,577	22,575	14,944
Sales, marketing, general and administrative expense	14,540	15,730	15,779
Gain on disposal of fixed assets	—	(5)	(117)
Total operating expenses	39,117	38,300	30,606
Loss from operations	(39,178)	(35,540)	(26,728)
Interest income	212	1,130	1,358
Interest expense	(68)	(48)	(513)
Impairment of investment securities, available-for-sale	—	(300)	—
Gain (loss) on derivative instruments, net	(506)	2,196	(483)
Other income (expense)	11	(58)	(27)
Net loss before Lumera transactions	(39,529)	(32,620)	(26,393)
Gain on sale of investment in Lumera	—	—	6,606
Net loss	$(39,529)	$(32,620)	$(19,787)
Net loss per share basic and diluted	$ (0.54)	$ (0.53)	$ (0.40)
Weighted-average shares outstanding basic and diluted	73,760	61,643	49,963

The accompanying notes are an integral part of consolidated financial statements.

Microvision, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional paid-in capital	Receivables from related parties	Accumulated other comprehensive income	Accumulated deficit	Total Shareholders' Equity
	Shares	Par Value					
Balance at December 31, 2006	42,921	$ 43	$253,086	$(250)	$ 8,619	$(239,634)	$ 21,864
Amortization of share-based compensation	—	—	1,886	—	—	—	1,886
Exercise of warrants and options	13,350	13	35,883	—	—	—	35,896
Sales of common stock and warrants	—	—	130	—	—	—	130
Issuance of common stock for payment on senior secured exchangeable convertible notes	452	1	1,367	—	—	—	1,368
Issuance of common stock for payment of interest on senior secured exchangeable convertible notes	7	—	22	—	—	—	22
Sale of Lumera stock held as collateral on receivables from related parties	—	—	—	227	—	—	227
Allowance for doubtful accounts on receivables from related parties	—	—	—	23	—	—	23
Other comprehensive income	—	—	—	—	(8,568)	—	(8,568)
Net loss	—	—	—	—	—	(19,787)	(19,787)
Balance at December 31, 2007	56,730	57	292,374	—	51	(259,421)	33,061
Amortization of share-based compensation	35	—	2,857	—	—	—	2,857
Exercise of warrants and options	143	—	388	—	—	—	388
Sales of common stock and warrants	11,172	11	24,043	—	—	—	24,054
Other comprehensive income	—	—	—	—	(89)	—	(89)
Net loss	—	—	—	—	—	(32,620)	(32,620)
Balance at December 31, 2008	68,080	68	319,662	—	(38)	(292,041)	27,651
Amortization of share-based compensation	22	—	3,335	—	—	—	3,335
Exercise of warrants and options	1,470	2	4,792	—	—	—	4,794
Sales of common stock and warrants	19,114	19	45,616	—	—	—	45,635
Other comprehensive income	—	—	—	—	5	—	5
Net loss	—	—	—	—	—	(39,529)	(39,529)
Balance at December 31, 2009	88,686	$ 89	$373,405	$ —	$ (33)	$(331,570)	$ 41,891

The accompanying notes are an integral part of these consolidated financial statements

39

Microvision, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Years Ended December 31,		
	2009	2008	2007
Net loss	$(39,529)	$(32,620)	$(19,787)
Other comprehensive gain (loss)			
Unrealized gain (loss) on investment securities, available-for-sale:			
Unrealized holding gain (loss) arising during period	5	(89)	(1,962)
Less: reclassification adjustment for gains realized in net loss	—	—	(6,606)
Net unrealized gain (loss)	5	(89)	(8,568)
Comprehensive loss	$(39,524)	$(32,709)	$(28,355)

The accompanying notes are an integral part of these consolidated financial statements.

Microvision, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2009	2008	2007
Cash flows from operating activities			
Net loss	$(39,529)	$(32,620)	$(19,787)
Adjustments to reconcile net loss to net cash used in operations:			
Depreciation	1,138	989	953
Gain on disposal of fixed assets	—	(5)	(117)
Non-cash expenses related to issuance of stock, warrants, and options, and amortization of deferred compensation	3,373	2,831	1,897
Non-cash interest expense, net	—	—	371
Loss (gain) on derivative instruments	506	(2,196)	482
Impairment of short-term investment securities	—	300	—
Inventory write-downs	1,257	475	84
Allowance for receivables from related parties	—	(241)	23
Gain on sale of investment in Lumera	—	—	(6,606)
Net accretion of discount on short-term investments	—	(97)	(80)
Non-cash deferred rent	(276)	(275)	(277)
Change in:			
Accounts receivable	(376)	1,348	(719)
Costs and estimated earnings in excess of billings on uncompleted contracts	625	(252)	122
Inventory	(658)	(1,239)	198
Other current assets	115	184	408
Other assets	(1)	—	(6)
Accounts payable	1,477	1,188	461
Accrued liabilities	646	(642)	515
Billings in excess of costs and estimated earnings on uncompleted contracts	(7)	(908)	770
Net cash used in operating activities	(31,710)	(31,160)	(21,308)
Cash flows from investing activities			
Sales of investment securities	—	20,400	7,200
Purchases of investment securities	—	(986)	(29,504)
Sales of restricted investment securities	—	—	2,329
Purchases of restricted investment securities	—	(350)	(2,329)
Decrease in restricted investment	143	143	143
Collections of receivables from related parties	—	241	227
Sale of long-term investment — Lumera	—	—	8,637
Proceeds on sale of property and equipment	—	5	117
Purchases of property and equipment	(1,360)	(495)	(1,058)
Net cash provided by (used in) investing activities	(1,217)	18,958	(14,238)

Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(in thousands)

	Years Ended December 31,		
	2009	2008	2007
Cash flows from financing activities			
Principal payments under capital leases	(60)	(41)	(45)
Principal payments under long-term debt	(71)	(65)	(58)
Payments on notes payable	—	—	(1,400)
Net proceeds from issuance of common stock and warrants	50,550	24,442	35,896
Net cash provided by financing activities	50,419	24,336	34,393
Net increase (decrease) in cash and cash equivalents	17,492	12,134	(1,153)
Cash and cash equivalents at beginning of period	25,533	13,399	14,552
Cash and cash equivalents at end of period	$43,025	$25,533	13,399
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 68	$ 48	$ 92
Supplemental schedule of non-cash investing and financing activities			
Property and equipment acquired under capital leases	$ 95	$ —	$ —
Other non-cash additions to property and equipment	$ 85	$ 199	$ 46
Issuance of common stock for payment of principal and interest on senior secured exchangeable convertible notes	$ —	$ —	$ 1,388

The accompanying notes are an integral part of these consolidated financial statements

Microvision, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

We are developing high-resolution miniature display and imaging engines based upon our proprietary PicoP®™ display engine platform. Our technology platform utilizes our expertise in two dimensional Micro-Electrical Mechanical Systems (MEMS), lasers, optics and electronics to create a high quality video or still image from a small form factor device with lower power needs than conventional display technologies.

Our strategy is to develop and supply a proprietary display engine called PicoP to potential OEM customers who will embed them into a variety of consumer and automotive products. The primary objective for consumer applications is to provide users of mobile devices with a large screen viewing experience produced by a small embedded projector. Mobile devices may include cell phones, PDA's, gaming consoles and other consumer electronics products. These potential products would allow users to watch movies, play videos, display images, and other data onto a variety of flat or curved surfaces.

We recently launched the sale of a small accessory projector that is the first commercial product based on the PicoP display engine. The accessory projector can display images from a variety of video sources including cell phones, portable media players, PDAs, gaming consoles, laptop computers, digital cameras, and other consumer electronics products. We have been selling the accessory projector in limited quantity through our Asian and European based distributors. In March 2010, we announced the sales launch of the accessory projector to customers in the United States. We plan to add distribution channels as the production capacity for our manufacturing partner, green laser suppliers and other component suppliers increases.

The PicoP with some modification could be embedded into a vehicle or integrated into a portable standalone aftermarket device to create a high-resolution head-up display (HUD) that could project point-by-point navigation, critical operational, safety and other information important to the driver or pilot. The PicoP could be further modified to be embedded into a pair of glasses to provide the mobile user with a see-through or occluded personal display to view movies, play games or access other content.

Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations through the first quarter of 2011. We will require additional cash to fund our operating plan past that time. We plan to obtain additional cash through the issuance of equity or debt securities.

Our capital requirements will depend on many factors, including, but not limited to, the rate at which we can, directly or through arrangements with OEMs, introduce products incorporating the PicoP display engine and image capture technologies and the market acceptance and competitive position of such products. If revenues are less than anticipated, if the mix of revenues vary from anticipated amounts or if expenses exceed the amounts budgeted, we may require additional capital earlier than expected to further the development of our technologies, for expenses associated with product development, and to respond to competitive pressures or to meet unanticipated development difficulties. In addition, our operating plan provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments by us.

Additional capital may not be available to us or, if available, on terms acceptable to us or on a timely basis. Raising capital may involve issuing securities with rights and preferences that are senior to our common stock and may dilute the value of the current shareholders' shares. If adequate funds are not available on a timely basis, or planned revenues are not generated, we may be required to limit our operations substantially. This limitation of operations may include delaying development projects resulting in reductions in staff and operating costs as well as reductions in capital expenditures and investment in research and development.

2. Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We have identified the following areas where significant estimates and assumptions have been made in preparing the financial statements: revenue recognition, valuation of auction-rate securities, allowance for uncollectible receivables, inventory valuation and valuation of derivative financial instruments.

Principles of consolidation

The consolidated financial statements include Microvision and equity investments in which Microvision has the ability to exercise significant influence but does not have voting control.

Cash and cash equivalents; investment securities, available-for-sale; and fair value of financial instruments

Our financial instruments include cash and cash equivalents, investments available-for-sale including auction rate securities (ARS), accounts receivable, accounts payable, accrued liabilities and long-term debt. Excluding the ARS and long term debt, the carrying value of our financial instruments approximates fair value due to their short maturities. For the ARS, the carrying value approximates fair value due to an other-than-temporary impairment adjustment. The carrying amount of long-term debt at December 31, 2009 and 2008 was not materially different from the fair value based on rates available for similar types of arrangements.

The fair value of financial instruments is defined as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three level fair value inputs hierarchy, with Level 1 being observable inputs such as quoted market prices in active markets spanning to Level 3 where inputs are unobservable by market participants outside of the Company and must be estimated using assumptions we develop. We use market data, assumptions and risks we believe market participants would use in measuring the fair value of the asset or liability, including the risks inherent in the inputs and the valuation techniques. We disclose the lowest level input significant to each category of asset or liability. We use inputs which are as observable as possible and the methods most applicable to the specific situation of each company or valued item.

We consider fair valued assets impaired when the fair value is less than cost. When the impairment is significant, we judge whether the impairment is temporary or other-than-temporary. An impairment is generally considered to be other-than-temporary and recorded as such in the period when there is deemed sufficient reason to conclude that the fair value of the asset is not expected to recover to the recorded fair value prior to the expected time of sale or maturity. We classify other-than-temporary fair value impairments into one of two categories: "credit" or "other factors". Other-than-temporary impairments are charged to current earnings if they are of the "credit" type or recorded to other comprehensive loss if they are due to "other factors".

Our cash equivalents and investment securities available-for-sale are comprised of U.S. government and agency securities, corporate debt and ARS. We classify investment securities available-for-sale purchased with 90 days or less remaining until contractual maturities as cash equivalents. Investment securities purchased with more than 90 days until contractual maturities are classified as current investment securities available-for-sale on

the consolidated balance sheet with unrealized gains and losses included in the consolidated statement of comprehensive loss. Interest income, realized gains and losses, and other-than-temporary credit type impairments are recognized in the period earned or incurred and presented separately in the consolidated statement of operations. Changes in the fair values of derivatives are realized in the period of remeasurement and recorded in Gain (loss) on derivative instruments, net in the consolidated statement of operations. The cost of securities sold is based on the specific identification method.

Inventory

Inventory consists of raw material, work in process and finished goods for our SHOWWX and ROV products. Inventory is recorded at the lower of cost or market with cost determined using the weighted-average method. We periodically assess the need to provide for obsolescence of inventory and adjust the carrying value of inventory to its net realizable value when required. In addition, we reduce the value of our inventory to its estimated scrap value when we determine that it is not probable that the inventory will be consumed through normal production during the next twelve months.

Property and equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (two to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term.

Restricted investments

As of December 31, 2009, restricted investments were in money market funds and serve as collateral for $1.2 million in irrevocable letters of credit. Two letters of credit totaling $839,000 are outstanding in connection with a lease agreement for our corporate headquarters building in Redmond, WA. The required balance decreases over the term of the lease, which expires in 2013. In addition, a $350,000 letter of credit is outstanding under the terms of a supplier agreement.

Revenue recognition

Revenue has primarily been generated from contracts to develop the light scanning technology and to produce demonstration units for commercial enterprises and the U.S. government. We recognize contract revenue as work progresses on long-term cost plus fixed fee and fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. Our revenue contracts generally include a statement of the work we are to complete and the total fee we will earn from the contract. When we begin work on the contract and at the end of each accounting period, we estimate the labor, material, and other cost required to complete the statement of work compared to cost incurred to date. We use information provided by our technical team, project managers, vendors, outside consultants and others to develop our cost estimates. Since our contracts generally require some level of technology development to complete, the actual cost required to complete a statement of work can vary from our estimates. We have developed processes that allow us to reasonably estimate the cost to complete a contract. Historically, we have made only immaterial revisions in the estimates to complete the contract at each reporting period. Recognized revenues are subject to revisions as the contract progresses to completion and actual revenue and cost become certain. Revisions in revenue estimates are reflected in the period in which the facts that give rise to the revision become known. In the future, revisions in these estimates could significantly impact recognized revenue in any one reporting period. The U.S. government can terminate a contract with the Company at any time for convenience. If the U.S. government cancels a contract, we would receive payment for work performed and costs committed to prior to the cancellation.

The Company recognizes losses, if any, as soon as identified. Losses occur when the estimated direct and indirect costs to complete the contract exceed unrecognized revenue. The Company evaluates the reserve for contract losses on a contract-by-contract basis.

We recognize contract revenue for prototype units and evaluation kits for development work and product revenue when the product is shipped, there is sufficient evidence of an arrangement, the selling price is fixed or determinable and collection is reasonably assured. Revenue for prototype units, evaluation kits, and product shipments with acceptance provisions is recognized upon acceptance of the product by the customer or expiration of the contractual acceptance period, after which there are no rights of return. Provisions are made for warranties at the time revenue is recorded. Warranty expense was not material for any periods presented.

Cost of revenue

Cost of revenue includes both the direct and allocated indirect costs of performing on development contracts and producing prototype units, evaluation kits, and ROV units. Cost of revenue for the SHOWWX includes the direct costs of manufacturing products sold to customers. Because we are in the early phase of SHOWWX production and the design and manufacturing processes are not yet sufficiently mature to support commercial production, we classify overhead cost allocated to the SHOWWX as research and development expense. When the SHOWWX design and production processes reach a level to support commercial production, all manufacturing costs will be included in cost of revenue.

Direct costs include labor, materials and other costs incurred directly in performing on a contract or producing prototype units, evaluation kits, and ROV and SHOWWX units. Indirect costs include labor and other costs associated with operating our research and development department and building our manufacturing and technical capabilities and capacity. Our overhead, which includes the costs of procuring, inspecting and storing material, facility and depreciation costs, is allocated to inventory, cost of product revenue, cost of contract revenue, and research and development expense based on the proportion of direct material purchased for the respective activity.

Concentration of credit risk and sales to major customers

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash equivalents, investment securities available-for-sale and accounts receivable. We typically do not require collateral from our customers. Our investment policy generally directs investment managers to select investments to achieve the following goals: preservation of principal, adequate liquidity and return. As of December 31, 2009, the Company's cash and cash equivalents and investments securities portfolio are comprised of short-term highly rated money market funds and commercial paper, and guaranteed student loan ARS (SLARS).

As of December 31, 2009 and 2008, we held $3.0 million par value SLARS, fair valued at approximately $2.7 million. As of December 31, 2009, approximately 94% of our total cash and cash equivalents and investment securities available-for-sale had variable interest rates or were very short-term discount notes traded in active markets. Therefore, we believe our exposure to credit market and interest rate risks is not material. The remainder is composed of the $3.0 million par value SLARS. The SLARS are investment grade long-term bonds, structured with variable interest rate resets, with purchases and sales to be determined via a Dutch Auction process every 28 days. They were issued to fund U.S. government guaranteed student loans. Beginning in February 2008, the rapid declines in global credit markets and liquidity, and resultant economic recession, led to insufficient investor bids to clear the SLARS auctions and fund the secondary SLARS market. The issuers then

Microvision, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

began and continue to pay interest at "maximum rates", instead of "auction rates", in accordance with the bond terms. Given the adverse credit market conditions and SLARS short-term illiquidity, the fair value of the principal became more sensitive to changes in interest rates and the spread between short and long rates than it was in the pre-2008 ARS credit marketplace. As a result, we estimated the fair value of the SLARS to be approximately $2.7 million at December 31, 2008. There were no adjustments to the fair value of the SLARS during 2009. If market conditions worsen, we may have to further adjust the estimated fair value and record additional charges to earnings, if we believe the adjustment is other-than-temporary. In the event we need immediate access to the funds invested in the SLARS, we could be required to sell them below our current carrying value. Any of these events could affect our consolidated financial condition, results of operations and cash flows. However, based on market stabilization and strengthening during 2009, we do not expect to be required to sell the securities materially below their current estimated fair values.

Concentration of Sales to Major Customers

The U.S. government accounted for approximately 43%, 34% and 61% of total revenue during 2009, 2008, and 2007, respectively. Two government customers accounted for approximately 24% and 17%, respectively of total revenue in 2009, two commercial customers accounted for approximately 15% and 11%, respectively, of total revenue during 2008, and one commercial customer accounted for approximately 15% of total revenue during 2007. Contracts with three commercial customers represented 17%, 35%, and 22% of total revenues during 2009, 2008, and 2007, respectively. The U.S. government accounted for approximately 37% and 19% of the accounts receivable balance at December 31, 2009 and 2008, respectively.

Income taxes

Deferred tax assets and liabilities are recorded for differences between the financial statement and tax bases of the assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

Net loss per share

Basic net loss per share is calculated using the weighted-average number of common shares outstanding during the periods. Net loss per share assuming dilution is calculated using the weighted-average number of common shares outstanding and the dilutive effect of all potentially dilutive securities, including common stock equivalents and convertible securities. Net loss per share assuming dilution is equal to basic net loss per share because the effect of dilutive securities outstanding during the periods including options and warrants computed using the treasury stock method, is anti-dilutive.

As of December 31, 2009, 2008, and 2007, we excluded the following convertible securities from diluted net loss per share as the effect of including them would have been anti-dilutive. The shares shown represent the number of shares of common stock which would be issued upon conversion as of December 31, 2009, 2008, and 2007.

	December 31,		
	2009	2008	2007
Publicly traded warrants	6,025,000	6,703,000	—
Options and private warrants	12,683,000	9,804,000	9,518,000
	18,708,000	16,507,000	9,518,000

47

Research and development

Research and development costs are expensed as incurred.

Long-lived assets

We evaluate the recoverability of our long-lived assets when an impairment is indicated based on expected undiscounted cash flows. We recognize impairment of the carrying value of long-lived assets, if any, based on the fair value of such assets.

Share-based compensation

We have one share-based incentive compensation plan and a separate board of director share-based compensation plan. In June 2008, we determined that we would not issue additional options from the director plan. Both plans are more fully described in Note 11.

We use the straight-line attribution method to allocate the fair value of share-based compensation awards over the requisite service period for each award. The following table shows the amount of share-based compensation expense included in the statements of operations for each period shown:

	Year Ended December 31,		
	2009	2008	2007
Cost of contract revenue	$ 101,000	$ 85,000	$ 138,000
Cost of product revenue	18,000	25,000	20,000
Research and development expense	1,213,000	824,000	365,000
Sales, marketing, general and administrative expense	1,956,000	1,873,000	1,274,000
	$3,288,000	$2,807,000	$1,797,000

New accounting pronouncements

In May 2009, the Financial Accounting Standards Board (FASB) issued guidance establishing general standards for accounting and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued. This standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that should be made about events or transactions that occurred after the balance sheet date. The standard is effective for fiscal years and interim periods ended after June 15, 2009. We adopted this standard during the quarter ended June 30, 2009 and have evaluated any subsequent events through the date of this filing. The adoption of the guidance did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued guidance which provides amendments to establish a selling price hierarchy for determining the selling price of a deliverable and expands the disclosures required for multiple-deliverable revenue arrangements. The guidance is effective for revenue arrangements that are entered into or are materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We are currently evaluating the impact that implementation of this guidance will have on our financial statements.

In October 2009, the FASB issued guidance which allows exclusion of software from the scope of the software revenue recognition guidance if the software is included with tangible products and is essential to the tangible product's functionality. The guidance becomes effective for revenue arrangements that are entered into or are materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We are currently evaluating the impact that implementation of this guidance will have on our financial statements.

In January 2010, the FASB issued guidance which improves disclosures about the measurement of the fair value of financial instruments including (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3 of the fair value inputs hierarchy. The guidance is effective for fiscal years and interim periods ended after December 15, 2009. The adoption of the guidance did not have a material impact on our consolidated financial statements.

3. Long-term contracts

Cost and estimated earnings in excess of billings on uncompleted contracts comprises amounts of revenue recognized on contracts that we have not yet billed to customers because the amounts were not contractually billable at December 31, 2009 and 2008. The following table summarizes when we will be contractually able to bill the balance as of December 31, 2009 and 2008.

| | Year Ended December 31, | |
	2009	2008
Billable within 30 days	$63,000	$688,000
Billable between 31 and 90 days	—	—
Billable after 90 days	7,000	7,000
	$70,000	$695,000

Our current contracts with the U.S. government are primarily cost plus fixed fee type contracts. Under the terms of a cost plus fixed fee contract, the U.S. government reimburses us for negotiated actual direct and indirect cost incurred in performing the contracted services. We are not obligated to spend more than the contract value to complete the contracted services. The period of performance is generally one year. Each of our contracts with the U.S. government can be terminated for convenience by the government at any time. To date, the U.S. government has not terminated a contract with us.

In July 2009, we entered into a 9 month $1.0 million subcontract with Lockheed Martin Corporation to supply two full-color, daylight readable, see-through display systems as part of the U.S. government's Urban Leader Tactical Response, Awareness & Visualization program. Lockheed Martin holds a prime contract with the U.S. government for development of the soldier worn display.

In December 2007, we entered into a $1.0 million contract with a commercial customer to develop prototype units based on our PicoP technology, for evaluation of future consumer electronics product applications. The development work under this contract was initiated and fully completed in 2008.

In May 2007, we entered into a $3.2 million contract with the U.S. Air Force to provide a lightweight, see-through, full-color eyewear display prototype to the government. The contract, which continues a development effort with the Air Force, specifies the development, design, verification, testing, and delivery of a lightweight, see-through full-color wearable display for evaluation by several DOD project offices. This contract was completed during 2008.

Microvision, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the costs incurred on our revenue contracts:

	December 31, 2009	December 31, 2008
Costs and estimated earnings incurred on uncompleted contracts	$ 4,951,000	$ 14,166,000
Billings on uncompleted contracts	(4,936,000)	(13,533,000)
	$ 15,000	$ 633,000
Included in accompanying balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 70,000	$ 695,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(55,000)	(62,000)
	$ 15,000	$ 633,000

4. Cash equivalents, investment securities, available-for-sale, and fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three level fair value inputs hierarchy, and requires an entity to maximize the use of observable valuation inputs and minimize the use of unobservable inputs. We use market data, assumptions and risks we believe market participants would use in measuring the fair value of the asset or liability, including the risks inherent in the inputs and the valuation techniques. The hierarchy is summarized below.

- Level 1 – Observable inputs such as quoted prices in active markets for identical assets or liabilities.

- Level 2 – Observable inputs such as quoted prices for similar assets or liabilities in markets that are not sufficiently active to qualify as Level 1 or, other observable inputs.

- Level 3 – Unobservable inputs for which there is little or no market data, which requires us to develop our own assumptions, which are significant to the measurement of the fair values.

Our investment securities are comprised of debt securities. Generally, they are issued by the U.S. government, its agencies, corporations, and student loan financial aid organizations. Accounting for these investments is discussed in Note 2.

The principal markets for the debt securities are dealer markets which have a high level of price transparency. The market participants for debt securities are typically large money center banks and regional banks, brokers, dealers, pension funds, and other entities with debt investment portfolios.

As of December 31, 2009, approximately 94% of our total cash, cash equivalents and investment securities, available-for-sale have variable interest rates or are very short-term discount notes traded in active markets. The remainder is composed of $3.0 million par student loan auction-rate securities (SLARS) fair valued at approximately $2.7 million. The SLARS are investment grade long-term bonds, structured with variable interest rate resets, with purchases and sales to be determined via a Dutch Auction process every 28 days. They were issued to fund U.S. government guaranteed student loans. Beginning in February 2008, the rapid declines in global credit markets and liquidity, and resultant economic recession, led to insufficient investor bids to clear the SLARS auctions and fund the secondary SLARS market. The issuers then began and continue to pay interest at "maximum rates", instead of "auction rates", in accordance with the bond terms.

The valuation inputs hierarchy classification for assets and liabilities measured at fair value on a recurring basis are summarized below as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets				
Corporate equity securities	$—	$ 10,000	$ —	$ 10,000
Auction rate securities	—	—	2,700,000	2,700,000
	$—	$ 10,000	$2,700,000	$2,710,000
Liabilities				
Liability associated with common stock warrants		$840,000		$ 840,000

The corporate debt securities and liability associated with common stock warrants are classified within Level 2 of the fair value hierarchy because they are valued using inputs and common methods with sufficient levels of transparency and observability. The SLARS are classified in Level 3 of the fair value hierarchy because of the significance of sufficiently unobservable assumptions and inputs developed by us and used in the valuations.

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs:

Balance, December 31, 2008	$2,700,000
Transfer into Level 3, 2009	—
Recognized loss included in earnings	—
Balance, December 31, 2009	$2,700,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Our investments and liability associated with common stock warrants are summarized below as of December 31, 2009 and December 31, 2008.

					Classification on Balance Sheet		
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cash Equivalents	Investment Securities, Available-For-Sale	Liability Associated With Common Stock Warrants
As of December 31, 2009:							
Assets							
Corporate equity securities	$ 43,000	$—	$(33,000)	$ 10,000	$ —	$ 10,000	
Auction-rate securities	2,700,000	—	—	2,700,000	—	2,700,000	
	$2,743,000	$—	$(33,000)	$2,710,000	$ —	$2,710,000	
Liabilities							
Liability associated with common stock warrants				$ 840,000			$840,000

					Classification on Balance Sheet		
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cash Equivalents	Investment Securities, Available-For-Sale	Liability Associated With Common Stock Warrants
As of December 31, 2008:							
Assets							
Corporate debt and equity securities	$5,022,000	$—	$(38,000)	$4,984,000	$4,979,000	$ 5,000	
Auction-rate securities	2,700,000	—	—	2,700,000	—	2,700,000	
	$7,722,000	$—	$(38,000)	$7,684,000	$4,979,000	$2,705,000	
Liability associated with common stock warrants				$ 331,000			$331,000

As of December 31, 2009, the unrealized losses on our investments in debt securities were due primarily to declines in the pricing of the debt securities. The realized gains and losses resulting from the liability associated with common stock warrants were primarily due to changes in our own stock price and decreasing terms to expiration. The maturities of the auction rate securities available-for-sale as of December 31, 2009 are greater than 5 years.

We classify other-than-temporary fair value impairments into one of two categories: "credit" or "other factors". As of September 30, 2008, based on continuing low market liquidity and auction failures with significant uncertainty as to when such conditions would improve, we determined that the estimated fair value of the SLARS no longer approximated par value, and the impairments were other-than-temporary. An "impairment of investment securities, available-for-sale" of $300,000 was recorded on the consolidated statements of operations. We used a discounted cash flow model, with rates adjusted for liquidity, to determine that the present value of estimated cash collections was less than the adjusted cost. The other-than-temporary impairment recorded during the period ended September 30, 2008 was categorized as "credit" type.

Our significant nonfinancial assets and liabilities that are subject to consideration for recognition and disclosure at fair value in the financial statements on a nonrecurring basis primarily include property and equipment, capital lease obligations, a tenant improvement loan agreement and deferred rent. If we conclude there has been an event indicating the potential impairment of a nonfinancial asset or liability, or periodically if

Microvision, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

no such indicating event is deemed to have occurred, we determine the fair value, test for impairments, and record significant impairments, in the period of determination.

The maturities of the investment securities available-for-sale as of December 31, 2009 are shown below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Maturity date:				
Less than one year	$ 43,000	—	(33,000)	$ 10,000
Due in 1-3 years	—			—
Greater than five years	2,700,000			2,700,000
	$2,743,000			$2,710,000

5. Inventory

Inventory consists of the following:

	December 31, 2009	December 31, 2008
Raw materials	$626,000	$ 45,000
Finished goods	300,000	1,480,000
	$926,000	$1,525,000

The inventory at December 31, 2009 consisted of raw materials primarily for our accessory projector SHOWWX, and finished goods primarily comprised of ROV, our hand-held barcode scanner. The inventory at December 31, 2008 consisted of raw materials and finished goods for ROV and the discontinued Flic bar code product. Inventory is stated at the lower of cost or market, with cost determined on a weighted average basis. Management periodically assesses the need to provide for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. In addition, Microvision reduces the value of its inventory to its estimated scrap value when management determines that it is not probable that the inventory will be consumed through the normal course of business during the next twelve months. In 2009, 2008, and 2007, Microvision recorded inventory write-downs of $1,257,000, $475,000, and $84,000, respectively.

6. Accrued liabilities

Accrued liabilities consist of the following:

	December 31, 2009	December 31, 2008
Bonuses	$1,300,000	$ 500,000
Payroll and payroll taxes	773,000	809,000
Compensated absences	682,000	623,000
Deferred rent credit	339,000	311,000
Adverse purchase commitments	173,000	119,000
Professional fees	247,000	343,000
Other	676,000	840,000
	$4,190,000	$3,545,000

53

7. Property and equipment, net

Property and equipment consists of the following:

	December 31,	
	2009	2008
Production equipment	$ 3,610,000	$ 3,124,000
Leasehold improvements	3,317,000	3,310,000
Computer hardware and software/lab equipment	7,945,000	7,192,000
Office furniture and equipment	1,591,000	1,496,000
	16,463,000	15,122,000
Less: Accumulated depreciation	(12,559,000)	(11,421,000)
	$ 3,904,000	$ 3,701,000

Depreciation expense was $1,138,000, $989,000 and $953,000 in 2009, 2008 and 2007, respectively.

8. Receivables from related parties

In 2000, 2001 and 2002, the Board of Directors authorized the Company to provide unsecured lines of credit to each of the Company's three officers. The lines of credit carry interest rates of 5.4% to 6.2% and were due within one year of the officer's termination.

In January 2006, one officer left the Company and his outstanding loans became due in January 2007. In May 2007, we foreclosed on 50,000 shares of Lumera common stock pledged as collateral for the loans. In October 2009, we entered into a settlement agreement with the former officer. We have received total proceeds of $237,000 to date, and the officer has committed to make additional payments of $30,000 over the next two years. Pursuant to the settlement agreement, all claims and counterclaims filed in the collection lawsuit, including the previously disclosed claim by the former officer against us for $15 million have been dismissed.

Another officer with outstanding loans left the Company in August 2007 and his loans became due in August 2008. We are pursuing collection of the remaining outstanding balance from the former officer.

As of December 31, 2009 and December 31, 2008, the total amount outstanding under the lines of credit was $400,000 and $1,851,000, respectively, and the balances were fully reserved.

9. Common stock

In November and December 2009, we raised an aggregate of $33.1 million, before issuance costs of $2.3 million, through underwritten public offerings of 11.0 million shares of our common stock.

In June 2009, we raised approximately $15.0 million, before issuance costs of approximately $218,000, from the sale of 8.1 million shares of common stock and warrants to purchase approximately 2.0 million shares of our common stock to Max Display Enterprises Limited, a subsidiary of Walsin Lihwa. Walsin Lihwa is the parent company of Touch Micro-system Technology Corp. (TMT). We have worked for a number of years with both Walsin Lihwa and TMT, as manufacturers of our Micro-Electrical Mechanical systems (MEMS) chips. Based on filings by Max Display Enterprises Limited with the Securities Exchange Commission, as of December 31, 2009, Max Display Enterprises Limited beneficially owned 11.1% of our common stock, as determined in accordance with the rules of the Securities Exchange Commission.

In July 2008, we raised approximately $26.0 million, before issuance costs of approximately $2.0 million, through a registered direct public offering of 11.2 million shares of common stock and warrants to purchase 6.7 million shares of our common stock. Details of the warrants are described below in Note 10.

On June 21, 2007, we exercised our right to call our publicly traded warrants issued in 2006. We received $34.1 million from the exercise of 12.9 million publicly traded warrants.

10. Warrants

In June 2009, we raised approximately $15.0 million, before issuance costs of approximately $218,000, from the sale of 8.1 million shares of common stock and warrants to purchase approximately 2.0 million shares of our common stock to Max Display Enterprises Limited, a subsidiary of Walsin Lihwa. The warrants have an exercise price of $2.1850 per share, a three year term, and are exercisable on the date of issuance. We can call the warrants if the average closing bid price of our stock is over $8.74 for any 20 consecutive trading days.

In July 2008, we raised approximately $26.0 million, before issuance costs of approximately $2.0 million, through a registered direct public offering of 11.2 million shares of our common stock and warrants to purchase 6.7 million shares of our common stock. The warrants have an exercise price of $3.60 per share, a five year term, and are exercisable one year from the date of issuance. We can call the warrants after one year from the date of issuance if the average closing bid price of our stock is over $7.20 (200% of exercise price) for any 20 consecutive trading days. The 6.7 million warrants were listed on the NASDAQ Global Market under the ticker "MVISW".

On June 21, 2007, we exercised our right to call our publicly traded warrants issued in our June and July 2006 financing transactions. We received $34.1 million from the exercise of 12.9 million publicly traded warrants. A total of 45,000 warrants expired unexercised.

The following summarizes activity with respect to Microvision common stock warrants during the three years ended December 31, 2009:

	Warrants to purchase common shares	Weighted average excercise price
Outstanding at December 31, 2006	17,557,000	$3.50
Granted:		
Exercise price greater than intrinsic value	537,000	2.65
Exercise price equal to intrinsic value	25,000	3.42
Exercised	(13,803,000)	2.59
Canceled/expired	(252,000)	6.30
Outstanding at December 31, 2007	4,064,000	6.19
Granted:	—	—
Exercise price greater than intrinsic value	6,703,000	3.60
Exercise price equal to intrinsic value	—	—
Exercised	—	—
Canceled/expired	(1,257,000)	6.11
Outstanding at December 31, 2008	9,510,000	4.32
Granted:	—	—
Exercise price greater than intrinsic value	2,019,000	2.19
Exercise price equal to intrinsic value	—	—
Exercised	(1,135,000)	3.46
Canceled/expired	—	—
Outstanding at December 31, 2009	10,394,000	$3.96
Exercisable at December 31, 2009	10,394,000	$3.96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about the weighted-average fair value of Microvision common stock warrants granted for the periods shown:

	Year Ended December 31,		
	2009	2008	2007
Exercise price greater than fair value	$ —	$1.59	$ —
Exercise price equal to fair value	—	—	2.08
Exercise price less than fair value	1.27	—	0.47

We estimated the fair value of our common stock warrants on the respective grant dates using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2009, 2008 and 2007, respectively: dividend yield of zero percent for all years; expected volatility of 75%, 65%, and 47%; risk-free interest rates of 1.5%, 3.2% and 4.9% and expected lives of 3, 5 and 0.3 years, respectively.

The following table summarizes information about our common stock warrants outstanding and exercisable at December 31, 2009:

	Warrants outstanding			Warrants exercisable	
Range of exercise prices	Number outstanding at December 31, 2009	Weighted average remaining contractual life (years)	Weighted average excercise price	Number excercisable at December 31, 2009	Weighted average excercise price
$2.185	2,019,000	2.47	$ 2.19	2,019,000	$ 2.19
$2.7625-$3.42	592,000	1.05	3.04	592,000	3.04
$3.60	6,025,000	3.56	3.60	6,025,000	3.60
$3.94	1,089,000	0.92	3.94	1,089,000	3.94
$4.55-$5.32	469,000	0.19	4.56	469,000	4.56
$34.00	200,000	0.61	34.00	200,000	34.00
$2.185-$34.00	10,394,000			10,394,000	

11. Share-Based Compensation

We use the straight-line attribution method to allocate the fair value of share-based compensation awards over the requisite service period for each award. The valuation of and accounting for share-based awards includes a number of complex and subjective estimates. These estimates include, but are not limited to, the future volatility of our stock price, future stock option exercise behaviors, estimated employee turnover and award forfeiture rates.

Description of Incentive Plans

The Company currently has two share-based incentive plans. The 2006 Incentive Plan described below is administered by the Board of Directors, or its designated committee ("Plan Administrator"), and provides for various awards as determined by the Plan Administrator. We terminated using a second share-based incentive plan, the Independent Director Stock Option Plan described below, in June 2008.

The 2006 Incentive Plan has 11.4 million shares authorized, of which 2.1 million shares were available for awards as of December 31, 2009. The 2006 Incentive Plan permits granting non-qualified stock options (NSOs), incentive stock options (ISOs), stock appreciation rights, restricted or unrestricted stock, deferred stock, other

share-based awards, or cash awards to employees, officers, directors and certain non-employees of the Company. Any award may be a performance-based award. Awards granted under the 2006 Incentive Plan have generally been to employees under non-qualified stock option agreements with the following provisions: exercise prices greater than or equal to the Company's closing stock price on the date of grant; vesting periods ranging from three years to four years; expiration 10 years from the date of grant; and optionees who terminate their service after vesting have a limited time to exercise their options (typically three to twelve months). In June 2008, the Company shareholders approved an amendment to the 2006 Incentive Plan to increase the common stock reserved for issuance under the plan to 11.4 million shares and allow non-employee directors to participate in the plan.

The Independent Director Stock Option Plan (IDSOP) has 900,000 shares authorized, of which 875,000 are issued and outstanding as of December 31, 2009. The IDSOP permits granting NSOs to independent directors of the Company. Grants awarded under the IDSOP generally have the following terms: exercise price equal to the Company's closing stock price on the date of grant, expiration 10 years from the date of grant, and vested grants remain exercisable until their expiration dates if a director leaves the Board. In June 2008, the Company shareholders approved an amendment to the 2006 Incentive Plan described above to allow non-employee directors to participate in the plan. The Company does not intend to issue additional options from the IDSOP.

Options Valuation Methodology and Assumptions

We use the Black-Scholes option valuation model to determine the fair value of options granted and use the closing price of our common stock as the fair market value of our stock on that date.

We consider historical stock price volatilities, volatilities of similar companies and other factors in determining estimates of future volatilities.

We use historical lives, including post-termination exercise behavior, publications, comparable company estimates, and other factors as the basis for estimating expected lives.

Risk free rates are based on the U.S. Treasury Yield Curve as published by the U.S. Treasury.

The following table summarizes the weighted-average valuation assumptions and weighted-average grant date fair value of options granted during the periods shown below:

| | Year Ended December 31, | | |
	2009	2008	2007
Assumptions (weighted average)			
Volatility	75%	65%	68%
Expected term (in years)	5.1	5.1	6.2
Risk-free rate	2.0%	3.0%	5.0%
Expected dividends	—	—	—
Pre-vest forfeiture rate	5.0%	5.0%	5.0%
Grant date fair value of options granted	$1.20	$1.32	$2.67

Options Activity and Positions

The following table summarizes activity and positions with respect to options for the year ended December 31, 2009:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2006	5,711,000	$6.04	6.9	$1,384,000
Granted	1,617,000	4.08		
Exercised	(84,000)	2.78		
Forfeited or expired	(1,790,000)	9.05		
Outstanding as of December 31, 2007	5,454,000	4.52	6.9	3,320,000
Granted	2,276,000	2.33		
Exercised	(143,000)	2.72		
Forfeited or expired	(590,000)	2.93		
Outstanding as of December 31, 2008	6,997,000	3.98	7.2	63,000
Granted	1,996,000	1.97		
Exercised	(335,000)	2.58		
Forfeited or expired	(344,000)	3.01		
Outstanding as of December 31, 2009	8,314,000	$3.59	7.0	4,823,000
Vested and expected to vest as of December 31, 2009	8,132,000	$3.62	6.9	$4,628,000
Exercisable as of December 31, 2009	4,845,000	$4.30	6.0	$2,084,000

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 were $455,000, $87,000 and $163,000, respectively.

The total grant date fair value of options vested during the years ended December 31, 2009, 2008, and 2007 was $1.6 million, $2.0 million and $2.1 million, respectively. As of December 31, 2009, our unamortized share-based compensation was $3.6 million which we plan to amortize over the next 2.3 years.

In April 2009, our Board of Directors approved the issuance of 291,000 nonvested equity shares of the Company's common stock to the executive employees under the 2006 Incentive Plan. Included was a grant of 165,000 shares to one executive which vests conditionally upon completion of certain service and performance objectives the later of three years from the date of grant or the first day thereafter that the executive is not in a closed window, and 14,000 shares to the same executive in lieu of a cash salary increase which vested in four equal installments through December 31, 2009. The remaining shares vest over a three year period from the date of grant. The nonvested equity shares were valued at fair value on the date of grant and the share-based compensation expense will be amortized over the service period.

In October 2008, our Board of Directors approved the payment of one half of each independent director's annual retainer fee to be paid in the Company's common stock. The common stock was valued at fair value and fully expensed on the grant date. Each independent director received 7,092 shares of common stock.

In March 2008, our Board of Directors approved the issuance of 125,000 nonvested equity shares of the Company's common stock to the executive employees under the 2006 Incentive Plan. The shares vest over a

three year period from the date of grant. The nonvested equity shares were valued at fair value on the date of grant and the share-based compensation expense will be amortized over the three year service period.

As of December 31, 2009, our unamortized nonvested equity share-based compensation was $390,000 which we plan to amortize over the next 2.0 years.

12. Commitments and contingencies

Agreements with the University of Washington ("UW")

In October 1993, we entered into a Research Agreement and an exclusive license agreement ("License Agreement") with the UW. The License Agreement grants us the rights to certain intellectual property, including the technology being subsequently developed under the Microvision research agreement ("Research Agreement"), whereby we have an exclusive, royalty-bearing license to make, use and sell or sublicense the licensed technology. We are required to pay the UW a nonrefundable license maintenance fee of $10,000 per quarter, to be credited against royalties due.

Litigation

We are subject to various claims and pending or threatened lawsuits in the normal course of business. We are not currently party to any legal proceedings that management believes would have a material adverse effect on the Company's financial position, results of operations or cash flows.

Lease commitments

We lease our office space and certain equipment under noncancelable capital and operating leases with initial or remaining terms in excess of one year.

We entered into a 90 month facility lease that commenced in February 2006. The lease includes extension and rent escalation provisions over the 90 month term of the lease. Rent expense will be recognized on a straight-line basis over the lease term.

Future minimum rental commitments under capital and operating leases for years ending December 31 are as follows:

	Capital leases	Operating leases
2010	$102,000	$ 870,000
2011	71,000	904,000
2012	62,000	938,000
2013	62,000	564,000
2014	21,000	—
Thereafter	—	—
Total minimum lease payments	318,000	$3,276,000
Less: Amount representing interest	(99,000)	
Present value of capital lease obligations	219,000	
Less: Current portion	(62,000)	
Long-term obligation at December 31, 2009	$157,000	

The capital leases are collateralized by the related assets financed and by security deposits held by the lessors under the lease agreements. The cost and accumulated depreciation of equipment under capital leases was $1,106,000 and $1,024,000, respectively, at December 31, 2009 and $1,017,000 and $932,000, respectively, at December 31, 2008.

Net rent expense was $862,000, $861,000, and $830,000 for 2009, 2008, and 2007, respectively.

Long-term debt

During 2006, we entered into a loan agreement with the lessor of our corporate headquarters in Redmond to finance $536,000 in tenant improvements. The loan carries a fixed interest rate of 9% per annum, is repayable over the initial term of the lease, which expires in 2013, and is secured by a letter of credit. The balance of the loan was $322,000 at December 31, 2009.

Adverse purchase commitments

We have periodically entered into noncancelable purchase contracts in order to ensure the availability of materials to support bar code scanner production. We periodically assess the need to provide for impairment on these purchase contracts and records a loss on purchase commitments when required. During 2009, we recorded a loss of $55,000 to cost of product revenue as a result of commitments to purchase materials for the ROV scanner that were in excess of-our estimated future proceeds from sale of the ROV scanners. In December 2008, the Company recorded a loss of $119,000 to cost of product revenue as a result of commitments to purchase materials for the ROV scanner that were in excess of its estimated future proceeds from the sale of the ROV scanners.

13. Income taxes

A provision for income taxes has not been recorded for 2009, 2008, and 2007 due to the valuation allowances placed against the net operating losses and deferred tax assets arising during such periods. A valuation allowance has been recorded for all deferred tax assets because based on our history of losses since inception, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets.

At December 31, 2009, we have net operating loss carry forwards of approximately $237.3 million, for federal income tax reporting purposes. In addition, we have research and development tax credits of $4.9 million. The net operating loss carry forwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2009 to 2029 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of our stockholders during any three-year period would result in limitations on our ability to utilize its net operating loss carry-forwards. We have determined that such a change occurred during 1995 and the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $761,000. An additional change occurred in 1996; and the limitation for losses generated in 1996 is approximately $1,600,000.

Deferred tax assets are summarized as follows:

	December 31,	
	2009	2008
Deferred tax assets, current		
Reserves	$ 1,421,000	$ 1,990,000
Other	1,244,000	996,000
Total gross deferred tax assets, current	2,665,000	2,986,000
Deferred tax assets, noncurrent		
Net operating loss carryforwards	81,199,000	74,605,000
R&D credit carryforwards	4,905,000	4,258,000
Depreciation/amortization deferred	20,926,000	15,665,000
Other	4,484,000	3,520,000
Total gross deferred tax assets, noncurrent	111,514,000	98,048,000
Deferred tax liabilities, noncurrent		
Convertible debt	(873,000)	(1,828,000)
Total gross deferred tax liabilities, noncurrent	(873,000)	(1,828,000)
Net deferred taxes before valuation allowance	113,306,000	99,206,000
Less: Valuation allowance	(113,306,000)	(99,206,000)
Deferred tax assets	$ —	$ —

The valuation allowance and the research and development credit carry forwards account for substantially all of the difference between our effective income tax rate and the Federal statutory tax rate of 34%.

Certain net operating losses arise from the deductibility for tax purposes of compensation under nonqualified stock options equal to the difference between the fair value of the stock on the date of exercise and the exercise price of the options. For financial reporting purposes, the tax effect of this deduction when recognized is accounted for as a credit to shareholders' equity.

We did not have any unrecognized tax benefits at December 31, 2009 and at December 31, 2008.

We recognize interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2009, 2008 and 2007, we recognized no interest or penalties.

We file income tax returns in the U.S. federal jurisdiction and various states. The tax years 2006-2008 generally remain open to examination by major taxing jurisdictions to which we are subject.

14. Retirement savings plan

We have a retirement savings plan that qualifies under Internal Revenue Code Section 401(k). The plan covers all qualified employees. Contributions to the plan by the Company are made at the discretion of the Board of Directors.

Under the plan, we match 50% of employee contributions to the plan up to 6% of the employee's per pay period compensation. During 2009, 2008 and 2007 we contributed $369,000, $365,000, and $295,000, respectively, to the plan under the matching program.

15. Quarterly Financial Information (Unaudited)

The following table presents the Company's unaudited quarterly financial information for the years ending December 31, 2009 and 2008:

	Year Ended December 31, 2009			
	December 31,	September 30,	June 30,	March 31,
Revenue	$ 971,000	$ 924,000	$ 987,000	$ 951,000
Gross margin (loss)	(130,000)	(175,000)	(83,000)	327,000
Net loss	(8,745,000)	(11,525,000)	(10,394,000)	(8,865,000)
Net loss per share basic and diluted	(0.11)	(0.15)	(0.15)	(0.13)

	Year Ended December 31, 2008			
	December 31,	September 30,	June 30,	March 31,
Revenue	$ 1,525,000	$ 894,000	$ 1,622,000	$ 2,570,000
Gross margin	287,000	285,000	719,000	1,469,000
Net loss	(9,873,000)	(8,443,000)	(9,266,000)	(5,038,000)
Net loss per share basic and diluted	(0.15)	(0.13)	(0.16)	(0.09)

Microvision, Inc.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES SCHEDULE
(in thousands)

| Description | Balance at beginning of fiscal period | Additions | | Deductions | Balance at end of fiscal period |
		Charges to costs and expenses	Charges to other accounts		
Year Ended December 31, 2007					
Allowance for receivables from related parties ..	$ 2,473	$ 23	$ —	$ —	$ 2,496
Tax valuation allowance	76,565	—	11,086	—	87,651
Year Ended December 31, 2008					
Allowance for receivables from related parties ..	2,496	—	—	(645)	1,851
Tax valuation allowance	87,651	—	11,555	—	99,206
Year Ended December 31, 2009					
Allowance for receivables from related parties ..	1,851	—	—	(1,451)	400
Tax valuation allowance	99,206	—	14,100	—	113,306

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants in accounting or financial disclosure matters during the Company's fiscal years ended December 31, 2009 and 2008.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of disclosure controls and procedures.* Our Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), prior to the filing of this Form 10-K. Based on that evaluation, our CEO and CFO concluded that, as of December 31, 2009, our disclosure controls and procedures were effective.

(b) *Management's Report on Internal Control Over Financial Reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in *Internal Control — Integrated Framework,* our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their attestation report, which is included in Item 8 of this Annual Report on Form 10-K under the heading "Report of Independent Registered Public Accounting Firm."

(c) *Changes in internal controls over financial reporting.* There have not been any changes in the Company's internal control over financial reporting during the quarter ended December 31, 2009 which have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information regarding executive officers is included in Part I of this Annual Report on Form 10-K in Item 4A. The information required by this Item and not provided in Item 4A will appear under the caption "Discussion of Proposals Recommended by the Board" in the Proxy Statement, which section is incorporated in this Item by reference. The Proxy Statement will be filed prior to the Company's annual shareholders' meeting scheduled to be held on June 17, 2010.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item will appear under the captions "Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Director Compensation for 2009" in the Proxy Statement, which sections are incorporated in this Item by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information as of December 31, 2009 regarding equity compensation plans approved and not approved by stockholders is summarized in the following table:

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	8,313,000	$ 3.59	2,139,000
Equity compensation plans not approved by shareholders	233,000	29.79	—
Total	8,546,000	$ 4.31	2,139,000

In August 2000, the Company issued two non-plan warrants to purchase an aggregate of 200,000 shares of Microvision common stock to two consultants in connection with entering into certain consulting agreements with the Company. The warrants were fully exercisable as of December 31, 2007, have an exercise price of $34.00 per share and expire in August 2010. Rather than issue shares of common stock upon exercise of the warrants, the Company may elect to redeem the warrants if, in the opinion of the Board of Directors upon advice of counsel, it would be unlawful to issue the underlying securities. The warrants are transferable upon prior written approval of the Company. The Company cannot unreasonably withhold such approval with respect to transfers of warrants to purchase at least 10,000 shares. The number, class and price of securities for which the warrants may be exercised are subject to adjustment for certain changes in the Company's capital structure. The number of securities and exercise price per share will be proportionately adjusted if outstanding shares of the Company's common stock are divided into a greater number of shares or combined into a smaller number of shares, or a stock dividend is paid on the common stock. In the event of a change in the common stock from a merger, consolidation, reclassification, reorganization, partial or complete liquidation, or other change in the

capital structure of the Company, the Company will, as a condition of the change in capital structure, make provision for the warrant holder to receive upon the exercise of the warrants the kind and amount of shares of stock, other securities or property to which the holder would have been entitled if, immediately prior to the change in capital structure, the warrant holder had held the number of shares of common stock obtainable upon the exercise of the warrants, and the exercise price will be proportionately adjusted.

In February 2007, Microvision issued a warrant to purchase 25,000 shares of common stock to a third party for services. The warrant was immediately exercisable, has an exercise price of $3.42 per share, and expires in February 2012. In July 2005, Microvision issued a warrant to purchase 6,925 shares of common stock to a third party for services. The warrant was immediately exercisable, has an exercise price of $5.32 per share, and expires in July 2010. The number and price of securities for which the warrants may be exercised are subject to adjustment for certain changes in the Company's capital structure. Where the Company's outstanding shares of common stock are divided into a greater number of shares, combined into a smaller number of shares, or a stock dividend is paid on the common stock, the exercise price per share shall be proportionately adjusted by the ratio of common shares outstanding immediately before and after the transaction. In the event of a change in the Company's common stock from a reorganization, reclassification, consolidation, or merger, the holders will be entitled to receive, upon the exercise of the warrants, the same amount and kind of securities, cash or property to which the holders would have been entitled if, immediately prior to the change in capital structure, the warrant holders had held the number of shares of common stock obtainable upon the exercise of the warrants.

The other information required by this Item will appear under the caption "Information About Microvision Common Stock Ownership" in the Proxy Statement, which section is incorporated in this Item by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item will appear under the captions "Certain Relationships and Related Transactions" and "Board Meetings and Committees" in the Proxy Statement, which sections are incorporated in this Item by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item will appear under the caption "Independent Registered Public Accounting Firm" in the Proxy Statement, which section is incorporated in this Item by reference.

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Stock Performance Graph

Comparison of 5-Year cumulative total return among Microvision, Inc., NASDAQ Market Index, and Peer Group Index

The following graph compares the cumulative total shareholder return on an initial $100 investment in the Company's common stock for the five fiscal years ended December 31, 2009, to two indices: The NASDAQ® Market Index and an index of peer companies selected by the Company ("Peer Group"). The companies in the Peer Group are Kopin Corporation, Planar Systems, Inc. and Universal Display Corp. The graph and table assume that $100 was invested on December 31, 2004, in the Company's common stock, the NASDAQ Market Index, and the Peer Group and that all dividends were reinvested. The past performance of the Company's common stock is not an indication of future performance. We cannot assure you that the price of the Company's common stock will appreciate at any particular rate or at all in future years.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*



—☐— Microvision Inc.   — ⊿ — NASDAQ Composite   · · O · · Peer Group

*Assumes $100 invested on Jan 1, 2005; in stock or index, including reinvestment of dividends.
Fiscal year ending December 31, 2009.

Fiscal year ending	2004	2005	2006	2007	2008	2009
Microvision, Inc.	100.00	51.43	45.57	55.71	24.00	45.29
Peer Group Index	100.00	115.11	119.00	131.61	60.09	95.84
NASDAQ Market Index	100.00	108.50	130.22	132.50	80.00	129.93

Corporate Information

Board of Directors	Richard A. Cowell	Principal, Booz Allen Hamilton, Inc.
	Slade Gorton	Of Counsel, K&L Gates, LLP; Former U.S. Senator
	Jeanette Horan	Vice President, Enterprise Business Transformation, IBM
	Perry Mulligan	Senior Vice President, Operations, QLogic
	Alexander Y. Tokman	President and Chief Executive Officer, Microvision, Inc.
	Brian Turner	Former Chief Financial Officer, Coinstar, Inc.
Executive Officers	Alexander Y. Tokman	President and Chief Executive Officer
	Michael L. Fritts	Vice President, Global Sales, Marketing & Business Development
	Sridhar Madhavan	Vice President, Engineering
	Thomas M. Walker	Vice President, General Counsel and Secretary
	Jeff T. Wilson	Chief Financial Officer

Transfer Agent

American Stock Transfer and Trust Company

59 Maiden Lane, New York, NY 10038 Shareholder Services **P**: 800-937-5449

Stock Listing

Microvision, Inc. common stock is traded on the NASDAQ Stock Market under the
Symbol MVIS

Investor Inquiries Microvision, Inc.

Attn: Investor Relations, 6222 185th Ave NE, Redmond, WA 98052 **P**: 425-936-6847

ir@microvision.com

Corporate Counsel Ropes & Gray LLP

One International Place, Boston, MA 02110

Independent Accountants

PricewaterhouseCoopers LLP

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MICROVISION

www.microvision.com

Microvison, Inc. 6222 185th Ave NE, Redmond, WA 98052 USA Tel 425.936.MVIS (6847) Fax 425.882.6600